FROM THE PRESIDENT



Dear Policyholder:

Volatility characterized the markets' performance during the first half of the year reflecting inflation and interest rate uncertainties and concerns over the extreme valuations of technology stocks. While first quarter returns were generally positive, returns for the second quarter were negative across many sectors of the market. Growth stocks, such as those in the technology and telecommunication sectors, receded during the second quarter while value stocks (those with an earnings history and strong fundamentals) came back into favor. On balance, the average stock fund returned 3% for the first half of the year.

For the six months ended June 30th, large capitalization stocks in the U.S., as measured by the S&P 500 Index, fell 0.42%. Medium capitalization growth stocks, (Russell Mid-Cap Growth Index) were standout performers with a total return of 12.15%. The small cap Russell 2000 Index also ended in positive territory with a 3.04% gain. Overseas markets had a tougher time of it, with the MSCI EAFE index (large cap stocks in Europe, Australasia and the Far East) falling 4.63% for the period.

Within the Jefferson Pilot Variable Fund, two Portfolios delivered noteworthy performance in the first six months while another, the Balanced Portfolio, completed a solid twelve months under new its sub-advisor, Janus Capital Corp.

The World Growth Stock Portfolio, managed by Templeton Global Advisors Limited, increased 4.20%, significantly better than the –3.04% return of its benchmark, the MSCI World Index. Continuing its pattern of providing superior returns to shareholders, the Capital Growth Portfolio managed by Janus grew by 6.91% in the period vs. the aforementioned –0.42% for the S&P 500 Index of domestic large cap stocks. Last, we are well pleased with the solid 12-month return of 15.03% for the Balanced Portfolio. This compares very favorably with the 5.98% gain posted by a composite benchmark (consisting of large cap stocks, intermediate term bonds and treasury bills) for the same one year timeframe. As you'll recall, Janus became the sub-advisor for this Portfolio on May 1, 1999.

On May 1, 2000, we added a new Portfolio to the Fund. Sub-advised by Barclays Global Fund Advisors, the S&P 500[1] Index Portfolio seeks to approximate, before fees and expenses, the total rate of return of common stocks publicly traded in the United States as represented by the S&P 500 Index. While not a household name, Barclays has impressive credentials. They created the first index strategy more than 25 years ago. And with $825 billion under management, they are the largest institutional investment manager in the world[2].

FROM THE PRESIDENT

Sales of Jefferson Pilot Financial's variable life and variable annuity products remained strong in the first half of 2000. As a result, net new contributions to the Fund totaled over $77 million in the period. Net assets in the Fund at the end of June were over $1.3 billion, almost 10 times the level of 5 years ago. While some of this growth is due to the strong stock market performance of the second half of the '90s, the remainder is attributable to new purchases and additional contributions from our Ensemble®, Allegiance®, and Alpha policyholders. We thank you for your confidence and will continue to manage these products to meet your financial planning needs.

Sincerely,

Ronald R. Angarella
President, Jefferson Pilot Variable Fund, Inc.

[1]"S&P 500®" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Jefferson Pilot Variable Corporation. Ensemble, Allegiance and Alpha products are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing either of these products.

[2]Assets under management as of March 31, 2000

The Jefferson Pilot Variable Fund investment options offered to policyholders will vary based on the variable insurance or variable annuity contract purchased. Please consult your product prospectus for a full listing of available investment options.

INDEX

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INTERNATIONAL EQUITY PORTFOLIO

"If the US slowdown is confirmed, global markets are well placed to repeat the fourth quarter rallies seen in both 1998 and 1999."

—Ronald Armist, Portfolio Manager—

INCEPTION DATE
January 1, 1998

FUND MANAGER
Lombard Odier International Portfolio Management Limited

INVESTMENT OBJECTIVE AND STRATEGY
To realize long-term capital appreciation by investing substantially all of its total assets in equity securities of companies from countries outside of the United States.

NET ASSETS AS OF 6/30/00
$42,102,547

NUMBER OF HOLDINGS
60

PORTFOLIO TURNOVER
51.57%

RONALD ARMIST
Managing Director
Chief Investment Officer, Equities

- Joined Lombard in 1983
- 19 years of investment experience
- B.B.S. from University of Cape Town
- Chartered Accountant

INTERNATIONAL EQUITY PORTFOLIO



Common Stock-91.02%

Preferred Stock-4.49%
Cash-4.49%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
BP Amoco, PLC	4.02%
Nokia Oyj	3.30%
Total Fina Elf, SA	3.21%
Vodafone AirTouch, PLC	3.19%
Telefonaktiebolaget LM Ericsson, AB	3.12%
Nippon Telegraph & Telephone Corp.	2.64%
Aventis, SA	2.61%
CGU, PLC	2.53%
HSBC Holdings, PLC	2.42%
Roche Holding, AG	2.30%

TOP TEN COUNTRIES	PERCENT OF PORTFOLIO‡
Japan	25.75%
United Kingdom	22.60%
France	8.04%
Netherlands	7.87%
Germany	7.41%
Switzerland	5.32%
Finland	3.30%
Sweden	3.13%
Brazil	3.11%
Ireland	2.46%

‡Represents market value of
investments plus cash.

The value of your JPVF International Equity Portfolio fell 6.3% during the first six months of 2000. Global equity markets experienced a period of almost unprecedented volatility, as the rally in technology, media and telecommunications (TMT) stocks finally gave way to a period of sharp underperformance when the Dot.Com bubble burst. Unfortunately, markets proved indiscriminate in their subsequent hostility towards anything redolent of the 'New Economy' and many quality TMTs were thrown out with the Dot.Com bathwater. Your Portfolio's holdings in such companies as Sony, Vodafone Airtouch and Vivendi consequently proved detrimental to performance, especially in the second quarter.

The US economy is at last showing some willingness to respond to Mr. Greenspan's cooling remedies. Having peaked at 7.3% in the fourth quarter of 1999 (quarter over quarter annualised), US GDP growth slowed to 5.5% in Q1 2000. Current evidence points to a further slowdown to maybe 3.5% in Q2.

June's NAPM survey implies that Q2's slower rate of growth will be extended into Q3 — supporting the soft-landing scenario and reinforcing the belief that the Fed has "almost done enough". Despite this hopefully benign environment, we remain cautious on the outlook for US equities — at least on a relative basis compared with the better prospects available in other global markets. The current account deficit remains a problem — albeit one that most investors have been happy to ignore — and equity valuations are still extended. Current valuations are incompatible with anything except a soft-landing. If the earnings story begins to unravel and investment returns falter, the IT capex cycle — the key driver behind the US "productivity miracle" — will begin to run out of steam. Against this background international markets look to offer some excellent diversification benefits for US investors.

In Europe, the leading indicators are following the global pattern, with evidence of a weaker growth outlook starting to emerge after almost eighteen months of solid improvement. This augurs well for interest rates, although with CPI in eight of the eleven EMU members now above the European Central Bank's comfort level of 2%, we are not as far down the tightening curve as either the US or the UK. Aggregate TMT valuations have corrected roughly two thirds of the excesses built up in the

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

INTERNATIONAL EQUITY PORTFOLIO

latter part of last year and the early part of this year. The prospect of more sustainable headline growth and falling bond yields over the next year or so should support renewed growth stock outperformance. Restructuring momentum continues to gather pace following the recent passage of tax reform legislation in Germany. We are moving overweight.

In the UK, interest rates have peaked. The next move will be down. This supports our long-held belief that with UK CPI — as defined by the ECB's harmonised measure — now the lowest in Europe, the UK's high real interest rates are unsustainable. With the leading indicators also pointing downwards, the UK would appear closest to achieving the soft-landing. With interest rates set to rise further in the US and Euroland, the relative outlook for UK equities remains favourable. The only obvious threat is the risk of a fall in sterling, although given the mounting hysteria over the alleged disadvantages of sterling remaining outside the EMU, anything which helped remove the barriers to membership would probably be greeted positively by the market. We remain overweight.

Japan rebounded from two quarters of contracting GDP with a storming 10% annualised quarter over quarter growth in Q1. The Bank of Japan's recent TANKAN survey of business sentiment revealed that manufacturing conditions had improved to their best level in three years. However, given the likely slowdown in global growth over the next two or three quarters, the continuing strength of Japan's external sector — one of the key drivers of the recent recovery — must be open to question. The Bank of Japan's apparent determination to raise rates at the earliest opportunity also raises the possibility of a significant policy error on a par with disastrous consumption tax hike of 1997. From a bottom-up perspective, corporate re-structuring has failed to achieve critical mass, whilst "New Economy" stocks have been discredited by the performance of Softbank and Hikari Tsushin. Without more optimism from the consumer, Japan sadly remains a mean-reverting warrant on global growth. We are moving to underweight.

In the Pacific Rim, growth momentum is peaking and adverse base effects will inevitably produce less attractive headline numbers in the second half. The recent passage of legislation through the US Congress granting China "permanent normal trading relations" effectively guarantees WTO membership. This should help accelerate structural change over the longer term, but the stellar performance of the Chinese indices year-to-date pretty much reflects this. Other markets continue to be led to a greater or lesser degree by a volatile NASDAQ and slowing global growth expectations. The region is just as TMT dependent as most other global markets, so the recent "soft landing rally" has supported good

INTERNATIONAL EQUITY PORTFOLIO



International Equity Portfolio and the MSCI EAFE Index
Comparison of Change in Value of $10,000 Investment.

$15,112
$14,125

— International Equity Portfolio   — MSCI EAFE

AVERAGE ANNUAL TOTAL RETURNS

	INTERNATIONAL EQUITY	MSCI EAFE INDEX
YTD	-6.28%	-4.63%
1 YEAR	15.44%	15.72%
INCEPTION	17.99%	14.82%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the International Equity Portfolio (the "Portfolio") at its inception with a similar investment in the MSCI EAFE Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The MSCI EAFE Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

recoveries from the likes of China Telecom, Hutchison Whampoa and Samsung Electronics. However, with the risk of contracting global liquidity, slowing US growth and the possibility of a stalled recovery in Japan, we remain neutral the Pacific Rim.

Despite an environment of slowing global growth and increased market volatility, we remain optimistic on the outlook for equities over the balance of this year. Our optimism is driven by the following three assumptions.

First, global economies are on track to achieve their much-desired soft landing as economic growth — especially in the US — slows to more sustainable trend levels. Pro-active monetary tightening appears to be achieving some measure of success in warding off the supposed evils of inflation. Interest rates remain on an upward trajectory, but the worst of the

tightening is now behind us. Interest rates in the US, Europe and the UK are likely to peak at much lower levels than in previous cycles, offering significant positive surprise potential. Focus will now shift to the timing of the next cuts!

Second, structural reform in Germany and economic recovery in Japan are gaining momentum. Information technology, software services and telecommunications capital expenditures will continue to support growth as the rest of the world begins to close the gap on the US "productivity miracle". The US continues to provide the model, but as other economies play catch-up, leadership momentum is crossing the Atlantic. The stubborn refusal of the Japanese consumer to respond to treatment remains the only major stumbling block.

Third, the technology, media and telecommunications sectors suffered heavy losses in the early part of the quarter, correcting at least a portion of the valuation excesses built up during the irrational Dot.Com euphoria of the November to March period. Financials and growth stocks are returning to favour. Buoyant earnings in both the US and Europe should support this trend.

If the US slowdown is confirmed, global markets are well placed to repeat the fourth quarter rallies seen in both 1998 and 1999.

INTERNATIONAL EQUITY PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of period	$ 16.07	$ 12.12	$ 10.00
Income From Investment Operations			
Net investment loss	(0.01)	(0.01)	
Net gains and losses on securities (both realized and unrealized)	(0.91)	3.96	2.16
Total from investment operations	(0.92)	3.95	2.16
Less Distributions to Shareholders			
Dividends from net investment income			
Dividends in excess of net investment income			
Distributions from capital gains			(0.04)
Distributions in excess of capital gains	(1.12)		
Returns of capital			
Total distributions	(1.12)	0.00	(0.04)
Net asset value, end of period	$ 14.03	$ 16.07	$ 12.12
Total Return (A)	(6.28%)	32.54%	21.66%
Ratios to Average Net Assets: (B)			
Expenses	1.19%	1.25%	1.55%
Net investment income	0.26%	(0.05%)	0.04%
Portfolio Turnover Rate	51.57%	71.98%	77.23%
Net Assets, At End of Period	$42,102,547	$35,640,381	$16,576,281

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

INTERNATIONAL EQUITY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—91.79%

Company	Shares	Market Value
Aerospace & Defense–1.04%		
BAE Systems, PLC	69,877	$ 435,872
Automotive Manufacturing–3.57%		
Honda Motor Co., Ltd.	20,000	682,410
Toyota Motor Corp.	18,000	821,727
		1,504,137
Banking–9.05%		
Anglo Irish Bank Corp., PLC	181,700	393,385
Bank of Tokyo-Mitsubishi, Ltd., The	50,000	605,379
Barclays, PLC	31,250	777,347
Credit Suisse Group	2,270	452,995
Deutsche Bank, AG	11,750	973,160
Industrial Bank of Japan, Ltd., The	80,000	607,931
		3,810,197
Beverages–2.01%		
BRL Hardy, Ltd.	75,610	326,138
Heineken, N.V.	8,534	521,513
		847,651
Building Construction–1.19%		
Berkeley Group, PLC, The	52,580	499,928
Building Materials–2.83%		
CRH, PLC	35,930	652,678
Tostem Corp.	33,000	539,595
		1,192,273
Chemicals–2.63%		
Aventis, SA (France)	15,100	1,106,590
Commercial Services–2.83%		
Granada Group, PLC	67,496	674,449
Vivendi, SA	5,837	517,284
		1,191,733
Computer Network–1.01%		
Fujitsu Support and Service, Inc.	4,300	426,743

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Software – Mini & Micro–1.18%		
Trend Micro, Inc.†	3,000	$ 496,212
Diversified Operations–1.19%		
Hutchison Whampoa, Ltd.	40,000	502,886
Electronic Components–1.71%		
Epcos, AG†	3,200	323,313
Koninklijke (Royal) Philips Electronics, N.V.	8,400	397,776
		721,089
Electronics–4.93%		
Mabuchi Motor Co., Ltd.	2,000	258,976
Samsung Electronics, GDR	6,469	591,105
Sharp Corp.	32,000	567,100
Sony Corp.	7,000	655,000
		2,072,181
Electronics – Semiconductors–5.72%		
ARM Holdings, PLC†	58,000	621,711
Infineon Technologies, AG†	6,460	513,976
Rohm Co., Ltd.	1,900	556,703
STMicroelectronics, N.V.	11,322	716,308
		2,408,698
Engineering & Construction–1.74%		
ABB, Ltd.	6,097	732,082
Financial Services–2.44%		
HSBC Holdings, PLC	89,760	1,026,702
Insurance–5.30%		
Aegon, N.V.	20,466	731,181
AXA, SA	2,700	427,051
CGU, PLC	64,430	1,073,020
		2,231,252
Manufacturing–1.07%		
BBA Group, PLC	68,523	449,212

†Non-income producing security.

See notes to financial statements.

INTERNATIONAL EQUITY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Mining & Metals – Ferrous & Nonferrous–3.10%		
Mitsui Mining & Smelting Co., Ltd.	89,000	$ 677,164
Nippon Steel Corp.	297,000	625,993
		1,303,157
Oil & Gas – Integrated–8.90%		
BP Amoco, PLC	177,870	1,707,337
LUKoil Holding, SA	13,282	678,976
Total Fina Elf, SA	8,840	1,360,914
		3,747,227
Oil & Gas Producers–0.56%		
Surgutneftegaz, ADR	17,553	233,894
Pharmaceutical–5.23%		
Roche Holding, AG	100	976,570
SmithKline Beecham, PLC	53,260	697,500
Takeda Chemical Industries, Ltd.	8,000	526,269
		2,200,339
Publishing & Printing–2.24%		
Singapore Press Holdings, Ltd.	31,493	491,794
VNU, N.V.	8,680	450,142
		941,936
Retail Stores–1.82%		
Marui Co., Ltd.	40,000	767,475
Telecommunications – Equipment & Services–6.47%		
Nokia Oyj	27,340	1,400,808
Telefonaktiebolaget LM Ericsson, AB	66,483	1,322,732
		2,723,540
Telecommunications – Integrated–5.68%		
Deutsche Telekom, AG	13,070	746,714
KPN, N.V.	11,700	525,446
Nippon Telegraph & Telephone Corp.	84	1,119,455
		2,391,615

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Wireless–5.07%		
China Mobile (Hong Kong), Ltd.†	58,000	$ 511,546
NTT Mobile Communication Network, Inc.	10	271,263
Vodafone AirTouch, PLC	335,224	1,355,104
		2,137,913
Utilities – Electric & Gas–1.28%		
Tokyo Electric Power Co.	22,100	539,959
TOTAL COMMON STOCK (Cost $35,766,868)		38,642,493

PREFERRED STOCK–4.53%

Company	Shares	Market Value
Computer Software – Mini & Micro–1.40%		
SAP, AG	3,171	588,179
Telecommunications – Wireless–3.13%		
Tele Sudeste Celular Participacoes, SA, ADR	26,958	822,219
Telesp Celular Participacoes, SA, ADR	11,098	498,023
		1,320,242
TOTAL PREFERRED STOCK (Cost $1,470,888)		1,908,421
TOTAL INVESTMENTS (Cost $37,237,756)	96.32%	40,550,914
Other assets, less liabilities	3.68	1,551,633
TOTAL NET ASSETS	100.00%	$ 42,102,547

†Non-income producing security.

See notes to financial statements.

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WORLD GROWTH STOCK PORTFOLIO

"...our constant challenge has been to consistently balance risk with potential reward, even in the face of wide swings in market sentiment."

—Cindy Sweeting, Portfolio Manager—

CINDY SWEETING, CFA

- Joined Templeton organization in 1997

- Previously vice president of investments with McDermott International Co., Inc.

- Serves on Board of Directors of the International Society of Financial Analysts

- B.A. from Georgetown University

- Chartered Financial Analyst

INCEPTION DATE
August 1, 1985

FUND MANAGER
Templeton Global Advisors Limited

INVESTMENT OBJECTIVE AND STRATEGY
To achieve long-term capital growth through a policy of investing primarily in stocks of domestic or foreign companies.

NET ASSETS AS OF 6/30/00
$138,019,691

NUMBER OF HOLDINGS
121

PORTFOLIO TURNOVER
34.76%

WORLD GROWTH STOCK PORTFOLIO



Common Stock-92.80%

Preferred Stock-4.45%
Cash-2.75%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
ING Groep, N.V.	2.27%
BAE Systems, PLC	2.08%
Aventis, SA	2.00%
Telefonos de Mexico, SA, ADR, Class L	1.98%
E.On, AG	1.92%
Compaq Computer Corp.	1.91%
Akzo Nobel, N.V.	1.83%
SBC Communications, Inc.	1.81%
Hutchison Whampoa, Ltd.	1.69%
ProSieben Media, AG	1.64%

TOP TEN COUNTRIES	PERCENT OF PORTFOLIO‡
United States	23.87%
United Kingdom	15.49%
France	7.82%
Japan	7.49%
Netherlands	6.97%
Germany	6.29%
Hong Kong	5.65%
Australia	3.91%
Mexico	2.67%
Spain	2.30%

‡Represents market value of investments plus cash.

During the first months of 2000, global equity markets continued their infatuation with technology, media and telecommunications (TMT) companies, but the final weeks of the first quarter began a fairly significant reversal in the seemingly entrenched outperformance of TMT stocks versus so-called old economy stocks. Rising short-term interest rates worldwide triggered the initial decline in the TMT group, but while even the most exuberant bulls seemed relieved that the six-month superheated rise of TMT issues had cooled down, the over 40% plummet of the NASDAQ in the U.S. — a good proxy for the TMT group as a whole — did prove problematic for most other stocks globally during the second quarter.

The first half of 2000 was therefore generally weak across almost all markets, with the MSCI World Index declining 3.0% for the period. The performance of the World Growth Stock Portfolio, which rose 4.2% for the period, was aided by good stock selection in Europe, particularly in the United Kingdom, France and the Netherlands, and an increase in the U.S. exposure — particularly in undervalued, non-TMT holdings which began to receive more investor attention. In addition, the portfolio's underweight in Japan added value during the first half, but this was offset by the underperformance of our Hong Kong and Latin American holdings, which lagged the overall market.

Given the persistence of the market's multi-year trend favoring growth and technology, the performance of this most recent period is encouraging given the very attractive valuation characteristics of your Portfolio. Your Portfolio is now trading at just over half the valuation of the index benchmarks on a price-to-earnings and price-to-cashflow basis. This discount is a wide margin by even our own historical standards, but we remain convinced that while the Internet and new technologies are hugely important developments, it has not repealed the laws of earnings and cash flow generation.

We have continued to focus on maintaining a portfolio underpinned by robust valuations, with our research analysis centered on identifying companies with improving fundamentals and appreciable upside potential over a three to five year horizon. Because of the valuation support of your holdings, as well as their improving corporate fundamentals, the Portfolio has held up reasonably well during the sharp pullback in global markets — in which numerous high profile names that had been

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

WORLD GROWTH STOCK PORTFOLIO

accorded almost divine status last winter, fell 60% to 90%. The TMT bubble was simply a case of unattainable expectations. As mentioned above, the Internet is certainly a transforming technology, but we continue to believe that the biggest beneficiaries of its potential are likely to be not technology stocks, but mainstream companies that learn how to use it well.

As you know, there has been considerable discussion about the performance gap in recent years between so-called "growth" and "value" styles of investing. To us, one thing stands out: we believe that, over the long term, the weight of evidence firmly supports our conviction that margins, earnings, and valuations matter — irrespective of style. For us, stock selection is not about style dogma. Rather, we focus dispassionately on ascertaining the earnings power of a company on a five-year basis, roughly one business cycle, and on being rigorous about what we are willing to pay for this earnings stream. Sometimes, "growth" stocks fit the bill. At other times, companies with far more pedestrian earnings prospects may be the best bargain candidates. For instance, the utility weighting in the portfolio has been increasing because of what we see as a very favorable interplay between deregulation, negative sentiment, and attractive dividend yields. Overall, our constant challenge has been to consistently balance risk with potential reward, even in the face of wide swings in market sentiment.

During the second quarter, we continued to take profits in some of our major telecom, media or technology positions when they reached our target valuation levels, such as Nortel, Agilent, Applied Materials, Sony and ProSieben Media. Nomura Securities, Japan's leading stock brokerage firm, is another stock that has fueled the portfolio's recent performance, appreciating over 40% in the first half of the year. We initiated a position in Nomura in 1998, when Nomura was trading at a Price-to-Book ratio under 2x, which made it quite a bit cheaper than US competitors such as Morgan Stanley and Merrill Lynch. We found the stock intriguing because of the tremendous growth potential for managed assets in Japan. This year, that premise has begun to play out, with Japanese savers moving assets out of the Postal Savings System and into managed equity investments. By virtue of its commanding domestic market position, Nomura has been able to gather a good percentage of this new money. While we have trimmed positions somewhat, we are comfortable with our remaining holdings and believe that Nomura is well placed to make further gains.

Alcatel was another outstanding performer in the first half of the year, up over 50%. Investors began to place more value on the French company's optical networking capabilities and its leading position in broadband access equipment. After an earnings disappointment in late 1998, the company's management has proven its ability to unlock shareholder

WORLD GROWTH STOCK PORTFOLIO



World Growth Stock Portfolio and the MSCI World Index
Comparison of Change in Value of $10,000 Investment.

$84,131

$56,459

World Growth Stock Portfolio — MSCI World Index

AVERAGE ANNUAL TOTAL RETURNS

	WORLD GROWTH STOCK	MSCI WORLD INDEX
YTD	4.20%	-3.04%
1 YEAR	12.28%	11.04%
5 YEAR	13.58%	15.51%
10 YEAR	11.70%	10.21%
INCEPTION	12.30%	15.34%

Commencement of operations August 1, 1985. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the World Growth Stock Portfolio (the "Portfolio") at its inception with a similar investment in the MSCI World Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The MSCI World Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

value though cost-cutting and renewed dedication to profitable growth.

Because of the markets' increasing insistence on the delivery of near-term earnings estimates, and the inability of many companies to match expectations, we have seen a two-tier market emerge globally, and are finding potential bargains among high-quality names. The consumer goods sector is a good example. We have recently been able to purchase several household-name companies at what we consider excellent prices. In the energy sector, we added certain European energy companies some time ago when a pall of gloom hung over the oil patch due to falling oil prices.

In terms of individual markets, it is always difficult to generalize. However, Japan stands out this quarter for several reasons. First, the MSCI Japan Index fell a sizable 6%, partly due to the unraveling of overinflated near-term expectations for Japanese companies and the economy.

The difficulty Japan still finds itself in, fully a decade after the equity market peak, was exemplified by the political disarray evident in the general election. To investors, this signals a lack of policy direction, and an economy that is still weak. There are certainly numerous macro-economic reasons not to want to invest in Japan — low growth, politics, interest rate uncertainty, slow deregulation, an aging population — but there is really nothing new in these. So while the restraints on economic acceleration in Japan remain real and deeply frustrating — these factors do not in themselves prevent corporations in Japan from improving their profit margins. These restructuring companies are the focus of our analysis and as they have been identified, the portfolio's weighting in Japan has increased. Conversely, we are encouraged by the rapid economic recovery in other markets in the Asian region. The recent pullbacks in Hong Kong and Korea have provided us with good bargain-hunting prospects once again.

In sum, even with the latest recovery of some technology stocks, the recent declines have underscored the extreme overvaluation and riskiness of many of these companies and reinforced our conviction that following our stock selection discipline is well suited to positioning the portfolio for the long term.

WORLD GROWTH STOCK PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 26.08	$ 21.90	$ 23.28	$ 23.31	$ 21.20	$ 19.00
Income From Investment Operations						
Net investment income	0.23	0.41	0.56	0.53	0.49	0.45
Net gains and losses on securities (both realized and unrealized)	0.87	4.10	0.12	2.97	3.56	2.65
Total from investment operations	1.10	4.51	0.68	3.50	4.05	3.10
Less Distributions to Shareholders						
Dividends from net investment income	(0.23)	(0.07)	(0.47)	(0.53)	(0.48)	(0.43)
Dividends in excess of net investment income	(0.13)			(0.03)		
Distributions from capital gains	(0.39)	(0.26)	(1.59)	(2.76)	(1.46)	(0.47)
Distributions in excess of capital gains				(0.21)		
Returns of capital						
Total distributions	(0.75)	(0.33)	(2.06)	(3.53)	(1.94)	(0.90)
Net asset value, end of period	$ 26.43	$ 26.08	$ 21.90	$ 23.28	$ 23.31	$ 21.20
Total Return (A)	4.20%	20.86%	2.85%	15.33%	19.22%	16.35%
Ratios to Average Net Assets: (B)						
Expenses	0.87%	0.88%	0.92%	0.91%	0.88%	0.96%
Net investment income	2.00%	1.73%	2.44%	2.33%	2.20%	2.31%
Portfolio Turnover Rate	34.72%	24.80%	33.95%	30.22%	27.50%	18.09%
Net Assets, At End of Period	$138,019,691	$133,027,008	$110,897,303	$105,567,503	$91,995,634	$73,692,357

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—92.35%

Company	Shares	Market Value
Aerospace & Defense–2.76%		
BAE Systems, PLC	457,500	$ 2,853,747
Rolls-Royce, PLC	269,698	957,520
		3,811,267
Agricultural Operations–0.64%		
Archer-Daniels-Midland Co.	90,568	888,699
Airlines–1.69%		
British Airways, PLC	143,900	827,888
Singapore Airlines, Ltd.	92,800	917,802
Swire Pacific, Ltd.	732,000	596,305
		2,341,995
Appliances–0.28%		
Best Denki Company, Ltd.	200	1,378
Guangdong Kelon Electrical Holdings Company, Ltd.	711,000	385,372
		386,750
Automotive Manufacturing–0.99%		
Volkswagen, AG	24,000	920,245
Volvo, AB	20,000	436,681
		1,356,926
Automotive Parts & Equipment–0.40%		
Autoliv, Inc.	22,200	546,729
Banking–4.55%		
Banca Nazionale del Lavoro	376,000	1,329,985
Bank Austria, AG	30,800	1,506,342
Bank Handlowy W Warszawie	12,212	192,644
DBS Group Holdings, Ltd.	67,337	864,593
Nordic Baltic Holding	162,600	1,232,843
Westpac Banking Corporation, Ltd.	161,100	1,165,569
		6,291,976
Building Materials–0.70%		
Cemex, SA de CV, CPO	4	19
Nichiha Corp.	67,200	539,879
Owens Corning	46,500	430,125
		970,023
Building Services–0.20%		
Hanson, PLC†	39,500	275,113

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Chemicals–5.50%		
Akzo Nobel, N.V.	58,800	$ 2,508,244
Aventis, SA (France)	18,100	1,326,443
Aventis, SA (Germany)	19,654	1,422,428
BASF, AG	31,000	1,261,455
Clariant, AG	2,900	1,080,743
		7,599,313
Commercial Services–2.43%		
Dun & Bradstreet Corp., The	47,100	1,348,238
Gartner Group, Inc., Class B†	110,000	1,086,250
Invensys, PLC	243,900	915,779
		3,350,267
Computer Equipment & Services–2.66%		
Compaq Computer Corp.	102,800	2,627,825
Hewlett-Packard Co.	8,400	1,048,950
		3,676,775
Computer Information & Technology–0.13%		
Fujitsu, Ltd.	5,000	173,438
Computer Network–1.46%		
24/7 Media, Inc.†	30,550	477,344
3Com Corp.†	26,600	1,532,825
		2,010,169
Diversified Operations–2.44%		
Hutchison Whampoa, Ltd.	184,800	2,323,335
Internatio-Muller, N.V.	60,800	1,049,080
		3,372,415
Electronics–0.91%		
Sony Corp.	13,400	1,253,857
Environmental Controls–0.92%		
Waste Management, Inc.	67,000	1,273,000
Financial Services–4.42%		
Australia & New Zealand Banking Group, Ltd.	51,000	392,261
ICICI, Ltd., ADR	43,900	823,125
ING Groep, N.V.	45,900	3,115,146
Nomura Securities Co., Ltd., The	72,000	1,765,948
		6,096,480

†Non-income producing security.

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Food Products–0.33%		
Northern Foods, PLC	255,954	$ 461,143
Forest Products & Paper–1.57%		
International Paper Co.	29,100	867,544
Stora Enso, Oyj, Class R	93,800	858,694
UPM-Kymmene Oyj	17,900	446,127
		2,172,365
Home Furnishings–0.96%		
Newell Rubbermaid, Inc.	51,600	1,328,700
Import & Export–1.32%		
Li & Fung, Ltd.	363,000	1,816,164
Insurance–5.84%		
Ace, Ltd.	32,000	896,000
AXA	12,800	2,024,540
ReliaStar Financial Corp.	36,200	1,898,238
UnumProvident Corp.	37,700	756,356
XL Capital, Ltd.	15,300	828,113
Zurich Allied, AG	3,300	1,635,693
		8,038,940
Machinery–0.60%		
Makita Corp.	86,000	821,784
Manufacturing–1.60%		
Desc, SA de CV, Series B	111,000	69,916
Grupo Imsa, SA de CV, ADR	43,000	620,813
Metso Oyj	56,400	681,212
Varitronix International, Ltd.	483,500	840,465
		2,212,406
Medical Products–0.79%		
Nycomed Amersham, PLC	112,875	1,096,066
Mining & Metals – Ferrous & Nonferrous–1.79%		
Broken Hill Proprietary Co.	105,200	1,247,493
Industrias Penoles, SA	143,300	243,123
Pechiney, SA†	23,485	983,795
		2,474,411

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Mining & Metals – Precious–0.49%		
Anglo American Platinum Corp.	23,392	$ 674,179
Oil & Gas – Distribution & Marketing–1.32%		
Burlington Resources, Inc.	47,800	1,828,350
Oil & Gas – Integrated–5.61%		
Elf Aquitaine, SA	10,500	2,158,982
Occidental Petroleum Corp.	77,500	1,632,344
Repsol, SA	111,000	2,218,510
Shell Transport & Trading Co.	208,600	1,741,755
		7,751,591
Oil & Gas Producers–0.67%		
Ranger Oil, Ltd.†	172,500	919,721
Pharmaceutical–6.31%		
Abbott Laboratories	39,600	1,764,675
AstraZeneca, PLC	28,924	1,352,097
Celltech Group, PLC†	66,164	1,282,209
Elan Corp., PLC, ADR†	27,500	1,332,031
Merck KGaA	29,000	884,011
Mylan Laboratories, Inc.	55,400	1,011,050
Ono Pharmaceutical Co., Ltd.	25,000	1,075,127
		8,701,200
Publishing & Printing–1.60%		
Wolters Kluwer, N.V., CVA	82,550	2,207,769
Railroad–0.72%		
East Japan Railway Co.	170	989,778
Real Estate–1.36%		
Nationwide Health Properties, Inc.	42,600	593,738
Unibail (Union du Credit-Bail Immobilier)	9,200	1,278,758
		1,872,496
Retail Stores–5.99%		
Adidas-Salomon, AG	12,200	675,959
Albertson's, Inc.	49,900	1,659,175
Federated Department Stores, Inc.†	29,700	1,002,375
Hudson's Bay Co.	46,700	494,830
J.C. Penney Co., Inc.	94,900	1,749,719
Marks & Spencer, PLC	194,500	683,916

†Non-income producing security.

See notes to financial statements.

WORLD GROWTH STOCK PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–Continued		
Matsuzakaya Co., Ltd	3,000	$ 8,081
Safeway, PLC	240,700	936,562
Tesco, PLC	334,339	1,040,222
		8,250,839
Security Systems–0.78%		
Williams, PLC	184,600	1,076,018
Telecommunications – Equipment & Services–2.15%		
Alcatel, SA, ADR	23,227	1,544,596
MasTec, Inc.†	16,200	618,638
Nortel Networks Corp.	11,680	797,160
		2,960,394
Telecommunications – Integrated–5.82%		
Nippon Telegraph & Telephone Corp.	110	1,465,953
SBC Communications, Inc.	57,400	2,482,550
Telecom Corporation of New Zealand, Ltd.	146,800	514,857
Telefonica de Argentina, SA	27,000	857,250
Telefonos de Mexico, SA, ADR, Class L	47,600	2,719,150
		8,039,760
Telecommunications – Wireline–0.20%		
Telesp - Telecomunicacoes de Sao Paulo, SA (Brazil)	17,222,060	185,204
Telesp - Telecomunicacoes de Sao Paulo, SA (US)	5,310	98,235
		283,439
Textiles & Apparel–0.48%		
Yue Yuen Industrial Holdings	300,000	665,811
Toys–0.69%		
Mattel, Inc.	72,300	953,456
Transportation–1.88%		
Airborne Freight Corp.	45,800	867,338
Koninklijke Frans Maas Groep, N.V.	29,800	685,583
Seino Transportation Company, Ltd.	205,000	1,034,673
		2,587,594

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Utilities – Electric & Gas–6.76%		
E.On, AG	53,500	$ 2,636,024
Hongkong Electric Holdings, Ltd.	299,000	962,784
Iberdrola, SA	72,900	943,395
Korea Electric Power Corp.	20,500	636,150
National Grid Group, PLC	152,670	1,204,255
National Power, PLC	121,700	775,711
Potomac Electric Power Co.	42,362	1,059,050
PowerGen, PLC	130,100	1,112,892
		9,330,261
Water Treatment–1.64%		
Kurita Water Industries, Ltd.	52,137	1,150,644
Thames Water, PLC	85,843	1,111,215
		2,261,859
TOTAL COMMON STOCK (Cost $109,903,813)		127,451,686

PREFERRED STOCK–4.43%

Company	Shares	Market Value
Broadcasting–1.64%		
ProSieben Media, AG	17,980	2,257,841
Multimedia–1.03%		
News Corporation Ltd., The	117,267	1,419,807
Telecommunications – Integrated–1.48%		
Embratel Participacoes, SA, ADR	64,700	1,528,538
Telecomunicacoes Brasileiras, SA, ADR	5,310	515,734
		2,044,272
Telecommunications – Wireless–0.28%		
Tele Sudeste Celular Participacoes, SA, ADR	12,542	382,531
TOTAL PREFERRED STOCK (Cost $2,588,774)		6,104,451

Company		Shares	Market Value
TOTAL INVESTMENTS (Cost $112,492,587)		96.78%	133,556,137
Other assets, less liabilities		3.22	4,463,554
TOTAL NET ASSETS		100.00%	$138,019,691

†Non-income producing security.

See notes to financial statements.

GLOBAL HARD ASSETS PORTFOLIO

"...hard assets had mixed results, with exceptional returns on most energy securities and healthy performance in the real estate sector, but disappointing results in most other hard asset sectors."

—Derek S. van Eck and Kevin L. Reid, Portfolio Managers—

INCEPTION DATE

August 1, 1985

FUND MANAGER

Van Eck Associates Corporation

INVESTMENT OBJECTIVE AND STRATEGY

To realize long-term capital appreciation
by globally investing primarily in
"Hard Asset Securities."

NET ASSETS AS OF 6/30/00

$5,853,086

NUMBER OF HOLDINGS

87

PORTFOLIO TURNOVER

52.55%

IN THIS SECTION

Portfolio Facts

Portfolio
Composition

Financial Highlights

Schedule of
Portfolio Investments

DEREK S. VAN ECK, CFA

- M.B.A. from J.L. Kellogg Graduate School of Management
- B.A. from Williams College
- Chartered Financial Analyst

KEVIN L. REID

- Joined Van Eck in 1995
- MBA from Harvard Business School
- B.A. from Colgate University

GLOBAL HARD ASSETS PORTFOLIO



Common Stock-98.93%

Rights and Warrants-0.05%
Cash-1.02%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Stillwater Mining Co.	3.39%
Apache Corp.	3.32%
Alcoa, Inc.	2.72%
Talisman Energy, Inc.	2.68%
Boston Properties, Inc.	2.61%
Anadarko Petroleum Corp.	2.45%
Equity Office Properties Trust	2.45%
Global Industries, Ltd.	2.39%
Canadian Natural Resources, Ltd.	2.20%
Grant Prideco, Inc.	2.11%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Oil & Gas Producers	19.15%
Real Estate	18.95%
Oil & Gas - Integrated	12.20%
Mining & Metals - Precious	10.16%
Oil & Gas Services & Equipment	10.15%
Forest Products & Paper	9.63%
Mining & Metals - Ferrous & Nonferrous	7.38%
Oil & Gas - Distribution & Marketing	4.69%
Aerospace & Defense	1.71%

‡Represents market value of investments plus cash.

Foreign securities are subject to higher risks than domestic issues including currency fluctuations, political instability and differences in accounting methods.

We are pleased to report that the JPVF Global Hard Assets Portfolio had a total return of 0.9% for the six months ended June 30, 2000, compared with a 0.4% loss for the S&P 500 Index. During that period, hard assets had mixed results, with exceptional returns on most energy securities and healthy performance in the real estate sector, but disappointing results in most other hard asset sectors. Large allocations to the energy and real estate sectors and reductions in forest products and industrial metals holdings proved beneficial to portfolio performance during the period.

Market Review

In the first half of the year, energy commodities and stocks were the clear winners, particularly those that were natural gas-related. Natural gas prices soared, up 92% in the first half of the year. Natural gas-oriented exploration and production companies, having languished in the first quarter, suddenly exploded higher in April and May as it became clear that the natural gas supply and demand equation was turning

dramatically positive. A confluence of events was responsible for this, including favorable weather during April and May (30% warmer-than-normal weather led to increased natural gas usage for air conditioning and electricity generation), declining supplies, and a longer-than-expected maintenance period for nuclear generators, resulting in greater demand for natural gas. These factors resulted in a significant inventory decline that continues to worsen.

The price of crude oil jumped by over 35% during the six month period as OPEC agreed to limit production, inventories were at historical lows, and oil producers were reluctant to increase production. Exploration and production stocks were up approximately 52% and oil services stocks were up on average almost 40% over the last six months.

During the first half of the year, we increased the Portfolio's allocation to energy shares from 36% at the beginning of 2000 to 46% of portfolio assets, a move that helped performance. We continued to emphasize exploration and production companies.

Real estate securities substantially outperformed the general market in the first half of the year, providing returns of over 13%. Strong fundamentals, very attractive valuations and 7% yields all contributed to the sector's strong performance. However, the strongest influence was an investor shift in focus from growth stocks to defensive value

GLOBAL HARD ASSETS PORTFOLIO

stocks in a highly volatile market. The top performing sectors among real estate securities in the first half were hotel and apartment stocks, while office properties also performed well. Our emphasis on these sectors and our decision to increase the Portfolio's real estate allocation from about 17% in January to 20% by the end of June both proved beneficial.

The forest and paper products sector was down sharply overall in the first half of the year, in spite of rising pulp prices. Lumber prices fell substantially lower and forest product stocks declined over 38% for the period despite strong fundamentals, promising supply/demand pictures and healthy corporate restructuring activity. Rather than focusing on these strengths, the market rejected cyclical stocks as central banks worldwide continued to raise interest rates and investors began to worry about a possible global economic slowdown. We reduced the Portfolio's position in forest and paper product stocks from 24% in January to the current approximately 10% as market direction became clear in the second quarter.

Being cyclical in nature, industrial metals shares experienced much of the same negative bias as the forest and paper products sector and, as a result, were down dramatically in the first half of the year, despite only a slight decline in related commodity prices and low inventories. We reduced the Portfolio's industrial metals weighting from over 12% at the start of the year to about 8% by June 30.

Precious metals have had mixed results so far this year, with a slight decline in the price of gold, but record highs for platinum prices and strength in palladium prices. Precious metals shares, however, had disappointing performance. We have maintained a small position of about 10% in this sector, primarily in those metals companies that have an industrial demand base, such as palladium.

The Outlook

Looking forward, fundamentals for most hard asset sectors remain strong. Most commodity companies have strong earnings momentum, and while this momentum will probably slow in coming quarters, we expect earnings to continue to surprise on the upside.

Forecasts of a slowdown in global economic growth, we believe, have been exaggerated--the accelerated growth rates of the last two years may not be repeated, but we do not believe we are heading into a global recession. Thus, in general, hard asset securities should perform well.

We plan to continue to favor energy companies in the near future, which are expected to post second quarter earnings that are up sharply and which are substantially higher than those of the general market or even those of the technology sector. A reversion back to colder winters (with the end of La Nina)

GLOBAL HARD ASSETS PORTFOLIO

Global Hard Assets Portfolio, the S&P 500 Index and the Lipper Benchmark[1]
Comparison of Change in Value of $10,000 Investment.



AVERAGE ANNUAL TOTAL RETURNS			
	GLOBAL HARD ASSETS	S&P 500 INDEX	LIPPER BENCHMARK[1]
YTD	0.90%	-0.42%	13.34%
1 YEAR	1.23%	7.25%	15.27%
5 YEAR	-10.04%	23.77%	-5.33%
10 YEAR	-2.96%	17.76%	-0.48%
INCEPTION	0.14%	17.97%	2.39%

Commencement of operations August 1, 1985. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Global Hard Assets Portfolio (the "Portfolio"), at its inception with a similar investment in the S&P 500 Index and the Lipper benchmark. For the purposes of this line graph, and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on policies which may include a premium tax charge, account fees, cost of insurance, mortality expense and surrender charge, as applicable.

this year, increasing demand for natural gas-fired electricity and declining supplies should support higher natural gas prices. On the oil side, current high prices of $30 per barrel for crude may not be maintained, but we expect prices to be supported in the mid-$20 range due primarily to a lack of excess capacity as well as a dearth of reinvestment in the industry. We will continue to focus on those energy companies that will benefit the most from these elevated prices.

We expect real estate securities to continue to provide competitive returns in the second half of the year, driven by healthy fundamentals, attractive dividends and continued rotation into the sector as a defensive play in an uncertain market.

We would like to thank you for your participation in the JPVF Global Hard Assets Portfolio and look forward to helping you meet your investment objectives in the future.

(1) The Lipper benchmark reflects the performance of the Lipper Gold Fund Average from August 1, 1985 through April 30, 1998 and the Lipper Natural Resources Fund Average from May 1, 1998 through June 30, 2000. The Lipper Gold Fund and Natural Resources Fund averages are based on the returns of all mutual funds within the corresponding objective as compiled by Lipper Analytical Services. The averages include the reinvestment of all dividends and underlying fund operating expenses.

GLOBAL HARD ASSETS PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 8.99	$ 7.55	$ 8.92	$ 16.60	$ 16.61	$ 16.25
Income From Investment Operations						
Net investment income (loss)	0.07	0.14	0.17	0.02	(0.03)	0.05
Net gains and losses on securities (both realized and unrealized)	0.01	1.31	(1.41)	(7.30)	0.45	0.40
Total from investment operations	0.08	1.45	(1.24)	(7.28)	0.42	0.45
Less Distributions to Shareholders						
Dividends from net investment income	(0.07)	(0.01)	(0.13)	(0.02)		(0.05)
Dividends in excess of net investment income	(0.04)			(0.07)		(0.04)
Distributions from capital gains					(0.43)	
Distributions in excess of capital gains				(0.31)		
Returns of capital						
Total distributions	(0.11)	(0.01)	(0.13)	(0.40)	(0.43)	(0.09)
Net asset value, end of period	$ 8.96	$ 8.99	$ 7.55	$ 8.92	$ 16.60	$ 16.61
Total Return (A)	0.90%	19.15%	(13.85%)	(44.63%)	2.57%	2.76%
Ratios to Average Net Assets: (B)						
Expenses	1.11%	1.17%	1.44%	1.07%	1.04%	1.01%
Net investment income	1.77%	1.51%	2.13%	0.63%	(0.11%)	0.24%
Portfolio Turnover Rate	52.55%	215.51%	193.80%	19.70%	64.78%	23.98%
Net Assets, At End of Period	$5,853,086	$5,524,726	$4,333,663	$5,204,654	$7,554,427	$6,867,645

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

GLOBAL HARD ASSETS PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—100.23%

Company	Shares	Market Value
Aerospace & Defense–1.73%		
Honeywell International, Inc.	3,000	$ 101,063
Building Materials–0.93%		
Louisiana-Pacific Corp.	5,000	54,375
Commercial Services–1.36%		
Mayne Nickless, Ltd.	38,750	79,803
Forest Products & Paper–9.76%		
Abitibi-Consolidated, Inc.	12,500	117,188
Aracruz Celulose, SA, ADR	900	17,381
Canfor Corp.	6,500	57,687
Fort James Corp.	2,000	46,250
Georgia-Pacific Group	1,550	40,688
Plum Creek Timber Company, Inc.	800	20,800
Sappi, Ltd., ADR	5,000	36,875
Stora Enso, Oyj, Class R	5,500	50,350
Tembec, Inc., Class A†	6,250	60,952
TimberWest Forest Corp.	9,400	65,978
Weyerhaeuser Co.	1,000	43,000
Willamette Industries, Inc.	500	13,625
		570,774
Lodging–0.94%		
Host Marriott Corp.	3,000	28,125
Interstate Hotels Corp.†	22	65
Wyndham International, Inc., Class A†	10,752	26,880
		55,070
Mining & Metals – Ferrous & Nonferrous–7.46%		
AK Steel Holdings Corp.	11,009	88,072
Alcan Aluminium, Ltd.	1,600	49,600
Alcoa, Inc.	5,554	161,066
Billiton, PLC	10,700	43,578
Capral Aluminum, Ltd.	4,300	6,442
Portman, Ltd.†	109,300	52,501
WMC, Ltd.	8,000	35,896
		437,155

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Mining & Metals – Precious–10.29%		
AngloGold, Ltd.	2,188	$ 91,698
Barrick Gold Corp.	1,500	27,281
Franco-Nevada Mining Corp., Ltd.	308	3,555
Gold Fields of South Africa, Ltd., ADR	4,000	5,125
Gold Fields, Ltd.	425	1,667
Homestake Mining Co.	10,000	68,750
Newcrest Mining, Ltd.†	38,000	102,672
Placer Dome, Inc.	10,550	100,884
Stillwater Mining Co.†	7,200	200,691
		602,323
Oil & Gas – Distribution & Marketing–4.75%		
Enron Corp.	800	51,600
Tidewater, Inc.	2,350	84,600
Valero Energy Corp.	1,700	53,975
Williams Companies, Inc., The	2,100	87,544
		277,719
Oil & Gas – Integrated–12.36%		
AO Tatneft, ADR†	4,200	41,213
BP Amoco, PLC, ADR	2,200	124,438
Conoco, Inc., Class A	800	17,600
Exxon Mobil Corp.	1,006	78,971
Grant Prideco, Inc.†	5,000	125,000
Nabors Industries, Inc.†	2,450	101,828
Royal Dutch Petroleum Co., ADR	1,500	92,344
Texaco, Inc.	1,300	69,225
USX-Marathon Group	2,900	72,681
		723,300
Oil & Gas Producers–19.41%		
Alberta Energy Co., Ltd.	2,100	84,754
Anadarko Petroleum Corp.	2,950	145,472
Apache Corp.	3,350	197,022
Barrett Resources Corp.†	1,250	38,047
Canadian Natural Resources, Ltd.†	4,500	130,593
Ensign Resource Service Group, Inc.	1,500	49,403
Global Marine, Inc.†	3,300	93,019
Ocean Energy, Inc.†	5,100	72,356
Origin Energy, Ltd.	48,297	46,688
Santa Fe International Corp.	3,400	118,788
Talisman Energy, Inc. (Canada)†	3,000	99,312
Talisman Energy, Inc. (US)†	1,800	59,625
		1,135,079

†Non-income producing security.

See notes to financial statements.

GLOBAL HARD ASSETS PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Services & Equipment–10.29%		
Cooper Cameron Corp.†	1,230	$ 81,180
ENSCO International, Inc.	3,300	118,181
Global Industries, Ltd.†	7,500	141,563
NQL Drilling Tools, Inc., Class A†	5,000	30,371
R & B Falcon Corp.†	4,000	94,250
Schlumberger, Ltd.	500	37,313
Stolt Offshore, SA†	2,100	29,663
Transocean Sedco Forex, Inc.	1,296	69,255
		601,776
Real Estate–19.16%		
AMB Property Corp.	2,000	45,625
Apartment Investment & Management Co.	700	30,275
Bedford Property Investors, Inc.	1,500	27,844
Boston Properties, Inc.	4,000	154,500
Brandywine Realty Trust	2,800	53,550
Brookfield Properties Corp.	6,000	79,571
Cresent Real Estate Equities Co.	1,500	30,750
Equity Office Properties Trust	5,278	145,468
Equity Residential Properties Trust	1,400	64,400
Kilroy Realty Corp.	1,000	25,938
Macerich Co., The	1,500	33,094
Mack-Cali Realty Corp.	2,250	57,797
Oxford Properties Group, Inc.†	7,500	85,797
Prentiss Properties Trust	3,800	91,200
Prologis Trust	2,000	42,625
Simon Property Group, Inc.	2,800	62,125
TrizecHahn Corp.	5,000	89,375
		1,119,934
Transportation–0.62%		
Knightsbridge Tankers, Ltd.	1,800	36,000
Utilities – Electric & Gas–1.17%		
United Energy, Ltd.	35,000	68,508
TOTAL COMMON STOCK		
(Cost $5,770,928)		5,862,879

RIGHTS AND WARRANTS—0.05%

Company	Shares	Market Value
Real Estate–0.05%		
Unibail, exp. 05/11/04 @ 130 EUR†	500	$ 2,986
TOTAL RIGHTS AND WARRANTS		
(Cost $769)		2,986
TOTAL INVESTMENTS		
(Cost $5,771,697)	100.28%	5,865,865
Other assets, less liabilities	(0.28)	(12,779)
TOTAL NET ASSETS	100.00%	$ 5,853,086

†Non-income producing security.

See notes to financial statements.

[This page intentionally left blank]

EMERGING GROWTH PORTFOLIO

"In our opinion, the recent correction was good for the market in general because it returned stocks to valuations that made sense."

—John W. Ballen and Toni Y. Shimura, Portfolio Managers—

INCEPTION DATE
May 1, 1995

FUND MANAGER
Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY
To seek long-term growth of capital by investing primarily in common stocks of small and medium-sized companies.

NET ASSETS AS OF 6/30/00
$204,862,352

NUMBER OF HOLDINGS
184

PORTFOLIO TURNOVER
102.20%

JOHN W. BALLEN
Executive Vice President

- Director, MFS Equity Portfolio Management
- Joined MFS in 1984
- Serves as MFS senior small capitalization growth equity portfolio manager
- M.B.A. from Stanford University Graduate School of Business
- B.A. from Harvard University

TONI Y. SHIMURA
Vice President, Investments

- Joined MFS in 1987
- M.B.A. from Sloan School of Management, Massachusetts Institute of Technology
- B.A. from Wellesley College

EMERGING GROWTH PORTFOLIO



Common Stock-97.36%

Short Term Obligations-2.63%
Cash-0.01%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Oracle Corp.	11.60%
Cisco Systems, Inc.	6.26%
Nortel Networks Corp.	3.77%
Microsoft Corp.	3.62%
Micron Technology, Inc.	3.32%
Tyco International, Ltd.	3.23%
Intel Corp.	2.97%
Altera Corp.	2.60%
Corning Inc.	2.53%
CIENA Corp.	1.98%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Telecommunications – Equipment & Services	12.71%
Electronics – Semiconductors	12.65%
Computer Software – Mainframe	12.49%
Computer Software – Mini & Micro	7.85%
Computer Network	7.32%
Manufacturing	5.76%
Electronic Components	5.21%
Computer Equipment & Services	4.27%
Pharmaceutical	3.74%
Telecommunications – Wireless	3.40%

‡Represents market value of investments plus cash.

Despite the extreme market volatility in the first half of 2000, we viewed this as a period of opportunity. In our opinion, the recent correction was good for the market in general because it returned stocks to valuations that made sense. But in some cases the market brought down what we believed were both healthy and unhealthy companies simultaneously, and that offered us the chance to buy stock in healthy companies at what we felt were more reasonable prices.

We have also taken more positions in companies that are somewhat highly valued, even after the correction, but which our research indicates has strong prospects for high earnings growth. We believe this increased aggressiveness may help position us to outperform when the market becomes more favorable.

This approach has consistently been part of our strategy for managing the Portfolio in periods of volatility. In general, when we think the market is overly exuberant, we have tended to decrease risk, and when we think aggressive growth stocks are depressed, we tend to increase the relative risk. Our experience has been that this has helped moderate the downside during a drop in the market and has helped increase our upside potential coming out of a down market.

We also feel that our overall tendency is to own the types of stocks that have historically ridden out market volatility relatively well. Our strategy is to focus on companies with strong earnings growth, companies whose stocks we feel we can hold for five years or more, that have the potential to become major players in their markets. Companies without current earnings or cash flows — the types of firms whose stocks we believe were hardest hit in the correction last March and April — tend not to be a large part of our portfolio.

Looking forward for the Portfolio, we're working to capitalize on four major ideas. First, we foresee the market broadening, both by industry and by market capitalization. Whereas technology seemed to be the only sector doing well over much of the past year, we believe good performance has recently broadened to include a larger number of sectors. Second, we think our software holdings such as BMC Software and

EMERGING GROWTH PORTFOLIO

Compuware could potentially be strong performers later this year as expanding Internet initiatives and other new technologies force companies to upgrade their software to remain competitive. Third, we believe that companies building the Internet's infrastructure, such as VeriSign, Oracle, and Cisco, will continue to prosper from Internet growth. We expect that one of the biggest drivers of this growth will be businesses seizing upon Internet applications to reduce costs and increase productivity. A fourth theme found in the portfolio is business services companies such as First Data and Affiliated Computer Services. Services provided by these companies make it possible for larger firms to outsource, downsize, and restructure in order to increase productivity and earnings.

While some of our holdings, most notably Oracle and Cisco, have grown into large, rather mature companies, we still consider ours to be an emerging growth portfolio. That is because we feel it is the growth rate of a company, rather than its size, that classifies it as emerging growth; our definition of an emerging growth company is one that is growing earnings, on average, by 20% or more per year. According to our research, this compares to a historical average earnings growth rate for the Standard & Poor's



Emerging Growth Portfolio and the Russell 2000 Index
Comparison of Change in Value of $10,000 Investment.

$43,636

$20,839

— Emerging Growth Portfolio   Russell 2000 Index

500 Index of about 8% over the past 60 years and a more recent average of about 15% over the past five to seven extraordinary years. We view Oracle and Cisco as the software and communications leaders of the Internet, and the Internet as the biggest emerging growth area in the economy. So in spite of their size and maturity, we feel these are still very much emerging growth companies.

AVERAGE ANNUAL TOTAL RETURNS

	EMERGING GROWTH	RUSSELL 2000 INDEX
YTD	-1.82%	3.04%
1 YEAR	54.54%	14.32%
5 YEAR	31.82%	14.27%
INCEPTION	32.97%	15.26%

Commencement of operations May 1, 1995. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Emerging Growth Portfolio (the "Portfolio") at its inception with a similar investment in the Russell 2000 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The Russell 2000 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

EMERGING GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Period From May 1, 1995 to December 31, 1995(A)
Net asset value, beginning of period	$ 40.67	$ 23.04	$ 17.47	$ 15.23	$ 13.29	$ 10.00
Income From Investment Operations						
Net investment loss	(0.06)	(0.10)	(0.11)	(0.07)	(0.05)	(0.04)
Net gains and losses on securities (both realized and unrealized)	(0.24)	17.73	5.85	3.19	2.48	3.33
Total from investment operations	(0.30)	17.63	5.74	3.12	2.43	3.29
Less Distributions to Shareholders						
Dividends from net investment income						
Dividends in excess of net investment income						
Distributions from capital gains			(0.06)	(0.88)	(0.49)	
Distributions in excess of capital gains	(3.82)		(0.11)			
Returns of capital						
Total distributions	(3.82)	0.00	(0.17)	(0.88)	(0.49)	0.00
Net asset value, end of period	$ 36.55	$ 40.67	$ 23.04	$ 17.47	$ 15.23	$ 13.29
Total Return (B)	(1.82%)	76.51%	32.93%	20.47%	18.30%	32.91%
Ratios to Average Net Assets: (C)						
Expenses	0.90%	0.94%	0.94%	1.00%	1.16%	1.63%
Net investment income	(0.35%)	(0.42%)	(0.61%)	(0.61%)	(0.48%)	(0.84%)
Portfolio Turnover Rate	102.20%	163.56%	77.07%	122.85%	94.58%	30.31%
Net Assets, At End of Period	$204,862,352	$189,472,948	$95,795,377	$56,229,175	$30,794,030	$11,439,524

(A) Per share data calculated from the initial offering date, May 1, 1995, for sale to Jefferson Pilot Financial Separate Account A.

(B) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(C) Per share data and ratios are calculated on an annualized basis.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—97.46%

Company	Shares	Market Value
Banking–1.40%		
AXA Financial, Inc.	11,300	$ 384,200
Charter One Financial, Inc.	4,200	96,600
Citigroup, Inc.	20,400	1,229,100
First Tennessee National Corp.	200	3,313
Golden West Financial Corp.	8,600	350,988
PNC Financial Services Group	7,400	346,875
Providian Financial Corp.	3,600	324,000
State Street Corp.	1,100	116,669
		2,851,745
Beverages–0.40%		
Anheuser-Busch Companies, Inc.	5,100	380,906
Coca-Cola Co., The	7,500	430,781
		811,687
Broadcasting–0.82%		
AT&T Corp. - Liberty Media Group†	31,400	761,450
Clear Channel Communications, Inc.†	7,100	532,500
USA Networks, Inc.†	17,600	380,600
		1,674,550
Building Construction–0.83%		
Bouygues, SA	2,530	1,697,661
Commercial Services–0.05%		
Cendant Corp.†	5,762	80,668
Quanta Services, Inc.†	300	16,500
		97,168
Computer Equipment & Services–4.25%		
Automatic Data Processing, Inc.	25,000	1,339,063
Compaq Computer Corp.	10,600	270,963
Computer Sciences Corp.†	14,400	1,075,500
Comverse Technology, Inc.†	5,800	539,400
Dell Computer Corp.†	13,900	685,444
EMC Corp.†	47,400	3,646,838
Emulex Corp.†	1,600	105,100
First Data Corp.	13,400	664,975
Fiserv, Inc.†	3,600	155,700
Insight Enterprises, Inc.†	150	8,897
Seagate Technology, Inc.†	4,800	264,000
		8,755,880

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Information Systems–0.14%		
i2 Technologies, Inc.†	2,700	$ 281,517
Computer Network–7.32%		
Allscripts, Inc.†	350	8,050
Brocade Communications Systems, Inc.†	2,600	477,059
Cabletron Systems, Inc.†	9,800	247,450
Cisco Systems, Inc.†	202,060	12,843,439
Foundry Networks, Inc.†	1,200	132,600
Juniper Networks, Inc.†	7,000	1,018,938
ONI Systems Corp.†	280	32,817
Redback Networks, Inc.†	1,400	249,200
		15,009,553
Computer Software – Mainframe–12.50%		
BMC Software, Inc.†	40,235	1,467,950
Cadence Design Systems, Inc.†	10,360	211,085
E.piphany, Inc.†	1,300	139,344
Oracle Corp.†	283,050	23,793,878
		25,612,257
Computer Software – Mini & Micro–7.87%		
Ariba, Inc.†	1,200	117,656
Check Point Software Technologies, Inc.†	7,500	1,588,125
Computer Associates International, Inc.	18,612	952,702
Lightspan, Inc.†	290	1,595
Mercury Interactive Corp.†	3,600	348,300
Microsoft Corp.†	92,800	7,424,000
SAP, AG, ADR	900	42,244
Siebel Systems, Inc.†	7,000	1,144,938
Sun Microsystems, Inc.†	30,900	2,809,969
VERITAS Software Corp.†	14,800	1,672,631
		16,102,160
Diversified Operations–0.53%		
General Electric Co.	20,500	1,086,500
Educational Services–0.23%		
Learning Tree International, Inc.†	7,700	471,625

†Non-income producing security.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electrical Equipment–0.40%		
AES Corp., The†	15,500	$ 707,188
Emerson Electric Co.	1,800	108,675
		815,863
Electronic Components–5.22%		
Analog Devices, Inc.†	39,400	2,994,400
Flextronics International, Ltd.†	16,820	1,155,324
Jabil Circuit, Inc.†	2,520	125,055
Linear Technology Corp.	18,600	1,189,238
Maxim Integrated Products, Inc.†	260	17,664
Micrel, Inc.†	400	17,375
Microchip Technology, Inc.†	255	14,858
Sanmina Corp.†	10,860	928,530
SIPEX Corp.†	1,300	35,994
Solectron Corp.†	14,100	590,438
Xilinx, Inc.†	43,900	3,624,494
		10,693,370
Electronics–0.44%		
Credence Systems Corp.†	400	22,075
LTX Corp.†	600	20,963
New Focus, Inc.†	140	11,498
Teradyne, Inc.†	11,500	845,250
		899,786
Electronics – Semiconductors–12.68%		
Altera Corp.†	52,300	5,331,331
Applied Materials, Inc.†	7,500	679,688
ARM Holdings, PLC†	12,500	133,989
ARM Holdings, PLC, ADR†	69,300	2,278,238
Atmel Corp.†	11,400	420,375
ATMI, Inc.†	240	11,160
Burr-Brown Corp.†	300	26,006
Conductus, Inc.†	700	13,825
Intel Corp.	45,500	6,082,781
Lam Research Corp.†	15,400	577,500
LSI Logic Corp.†	25,000	1,353,125
Marvell Technology Group, Ltd.†	200	11,400
Micron Technology, Inc.†	77,400	6,816,038
Motorola, Inc.	2,600	75,563
National Semiconductor Corp.†	22,100	1,254,175
Novellus Systems, Inc.†	2,100	118,781
Photronics, Inc.†	280	7,945

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronics – Semiconductors–Continued		
PMC-Sierra, Inc.†	2,600	$ 461,988
Texas Instruments, Inc.	4,200	288,488
		25,942,396
Environmental Controls–0.13%		
Waters Corp.†	2,200	274,588
Financial Services–1.12%		
American Express Co.	6,600	344,025
Household International, Inc.	7,200	299,250
Mellon Financial Corp.	9,300	338,869
Merrill Lynch & Co., Inc.	11,200	1,288,000
Waddell & Reed Financial, Inc.	300	9,844
		2,279,988
Healthcare–0.49%		
Bausch & Lomb, Inc.	4,900	379,138
Cardinal Health, Inc.	6,800	503,200
Quest Diagnostics, Inc.†	1,500	107,344
		989,682
Insurance–0.49%		
American International Group, Inc.	6,000	705,000
Hartford Financial Services Group, Inc., The	5,500	307,656
		1,012,656
Internet Services–1.74%		
Art Technology Group, Inc.†	600	60,563
BEA Systems, Inc.†	1,000	49,438
Internet Commerce Corp.†	400	5,800
VeriSign, Inc.†	19,560	3,452,340
		3,568,141
Manufacturing–5.77%		
Capstone Turbine Corp.†	220	9,914
Corning, Inc.	19,200	5,181,600
Tyco International, Ltd.	139,898	6,627,668
		11,819,182

†Non-income producing security.

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Medical – Biotechnology–2.21%		
Abgenix, Inc.†	1,000	$ 119,859
Amgen, Inc.†	20,400	1,433,100
BioSource International, Inc.†	2,200	48,950
Genentech, Inc.†	6,800	1,169,600
Human Genome Sciences, Inc.†	1,500	200,063
Immunex Corp.†	11,800	583,363
Merrill Lynch Biotech Holding Co.	4,400	783,200
Pharmacia Corp.	4,000	206,750
		4,544,885
Medical Products–0.02%		
Alkermes, Inc.†	400	18,850
BioSphere Medical, Inc.†	800	11,200
		30,050
Medical Supplies–0.63%		
Pe Corp-Pe Biosystems Group	19,600	1,291,150
Multimedia–0.46%		
Viacom, Inc., Class B†	13,700	934,169
Oil & Gas – Distribution & Marketing–0.28%		
Enron Corp.	9,000	580,500
Oil & Gas – Integrated–0.01%		
Grant Prideco, Inc.†	400	10,000
Weatherford International, Inc.†	400	15,925
		25,925
Oil & Gas Producers–2.18%		
Anadarko Petroleum Corp.	10,500	517,781
Apache Corp.	6,200	364,638
Coastal Corp., The	15,500	943,563
Devon Energy Corp.	4,800	269,700
EOG Resources, Inc.	43,800	1,467,300
Global Marine, Inc.†	11,600	326,975
Noble Affiliates, Inc.	2,200	81,950
Noble Drilling Corp.†	12,100	498,369
		4,470,276

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Services & Equipment–0.94%		
Baker Hughes, Inc.	23,900	$ 764,800
Dynegy, Inc.	8,200	560,163
Halliburton Co.	6,800	320,875
Transocean Sedco Forex, Inc.	5,200	277,875
		1,923,713
Pharmaceutical–3.74%		
Abbott Laboratories	22,800	1,016,025
Allergan, Inc.	4,000	298,000
ALZA Corp.†	1,900	112,338
American Home Products Corp.	3,900	229,125
Andrx Corp.†	1,600	102,275
Bristol-Myers Squibb Co.	9,600	559,200
MedImmune, Inc.†	4,200	310,800
Pfizer, Inc.	42,200	2,025,600
Sepracor, Inc.†	21,900	2,641,688
Teva Pharmaceutical Industries, Ltd.	6,600	365,888
		7,660,939
Professional Sports–0.01%		
International Speedway Corp.	308	12,744
Retail Stores–2.86%		
Albertson's, Inc.	12,000	399,000
CVS Corp.	14,100	564,000
Kohl's Corp.†	1,900	105,688
Kroger Co., The†	9,600	211,800
Safeway, Inc.†	53,600	2,418,700
RadioShack Corp.	17,900	848,013
Wal-Mart Stores, Inc.	23,000	1,325,375
		5,872,576
Telecommunications – Equipment & Services–12.73%		
ADC Telecommunications, Inc.†	19,562	1,640,763
Alcatel, SA, ADR	6,900	458,850
Amdocs, Ltd.†	600	46,050
CIENA Corp.†	24,400	4,067,175
Global Crossing, Ltd.†	23,000	605,188
ITC^DeltaCom, Inc.†	300	6,694
JDS Uniphase Corp.†	11,470	1,374,966

†Non-income producing security.

See notes to financial statements.

EMERGING GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Equipment & Services–Continued		
Lucent Technologies, Inc.	1,800	$ 106,650
Metromedia Fiber Network, Inc.†	64,480	2,559,050
MRV Communications, Inc.†	1,700	114,325
Nokia Oyj, SA, ADR	58,400	2,916,350
Nortel Networks Corp.	113,328	7,734,636
Scientific-Atlanta, Inc.	300	22,350
Sycamore Networks, Inc.†	8,200	905,075
Telefonaktiebolaget LM Ericsson, AB, ADR	96,800	1,936,000
Tellabs, Inc.†	23,000	1,574,063
		26,068,185
Telecommunications – Integrated–0.98%		
China Unicom, Ltd., ADR†	2,000	42,500
Intermedia Communications, Inc.†	5,500	163,625
MGC Communications, Inc.†	3,100	185,806
NEXTLINK Communications, Inc.†	1,200	45,525
WorldCom, Inc.†	34,608	1,587,642
		2,025,098
Telecommunications – Wireless–3.39%		
Nextel Communications, Inc.†	8,200	501,738
Sprint Corp. – PCS Group†	37,500	2,231,250
Vodafone AirTouch, PLC	280,565	1,134,154
Vodafone AirTouch, PLC, ADR	17,400	721,013
VoiceStream Wireless Corp.†	20,521	2,386,529
		6,974,684
Telecommunications – Wireline–0.87%		
Sonera Oyj	16,500	755,248
Sprint Corp. – Fon Group	20,000	1,020,000
		1,775,248

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Tobacco–0.03%		
Philip Morris Companies, Inc.	2,600	$ 69,063
Travel Services–0.00%		
Pegasus Solutions, Inc.†	300	3,263
Utilities – Electric & Gas–1.30%		
Calpine Corp.†	40,400	2,656,300
Wholesale Distributor–0.00%		
United Stationers, Inc.†	300	9,713
TOTAL COMMON STOCK (Cost $145,707,941)		199,676,436

SHORT-TERM OBLIGATIONS–2.63%

	Principal Value	
Government Agency–2.63%		
Federal Home Loan Mortgage Corp., 6.570%, due 07/03/00	$5,400,000	5,398,029
TOTAL SHORT-TERM OBLIGATIONS (Cost $5,398,029)		5,398,029
TOTAL INVESTMENTS (Cost $151,105,970)	100.00%	205,074,465
Other assets, less liabilities	(0.09)	(212,113)
TOTAL NET ASSETS	100.00%	$204,862,352

†Non-income producing security.

See notes to financial statements.

CAPITAL GROWTH PORTFOLIO

"Fast-growing, well-managed companies with time-tested business models prevailed while much of the unhealthy hype that had sustained the extreme valuations in some sectors was washed out of the market."

—Mark Pinto, Portfolio Manager—

MARK PINTO, CFA
Vice President

- Joined Janus Capital Corporation in 1994
- 14 years of investment experience
- B.A. from Yale University
- M.B.A. from Harvard University
- Chartered Financial Analyst

INCEPTION DATE
May 30, 1992

FUND MANAGER
Janus Capital Corporation

INVESTMENT OBJECTIVE AND STRATEGY
To seek capital growth.
Realization of income is not a significant investment consideration.

NET ASSETS AS OF 6/30/00
$413,162,780

NUMBER OF HOLDINGS
45

PORTFOLIO TURNOVER
7.74%

CAPITAL GROWTH PORTFOLIO



Common Stock-97.09%

Cash-2.91%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Nokia Oyj, SA, ADR	6.02%
Cisco Systems, Inc.	4.97%
EMC Corp.	4.62%
Time Warner, Inc.	4.46%
Viacom, Inc., Class B	4.39%
Comcast Corp.	4.28%
Linear Technology Corp.	4.15%
General Electric Co.	3.42%
Sun Microsystems, Inc.	3.30%
Applied Materials, Inc.	3.29%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Broadcasting	9.83%
Electronics – Semiconductors	9.26%
Multimedia	8.85%
Telecommunications – Equipment & Services	7.98%
Financial Services	7.27%
Telecommunications – Wireless	6.28%
Computer Software – Mini & Micro	5.89%
Computer Equipment & Services	5.44%
Computer Network	4.97%
Banking	4.29%

‡Represents market value of
investments plus cash.

Although markets entered the year on a positive note, a retreat by technology stocks that began in March weighed against stocks for much of the period as investors re-examined the extreme valuations placed on a number of the market's highest fliers. By June, however, things had changed. A 0.50% increase in short-term interest rates by the Federal Reserve in late May, together with a slowdown in housing starts, weak industrial production numbers and a lukewarm reading on business confidence suggested that the vibrant U.S. economy was finally slowing to a sustainable pace. This emboldened traders and allowed the market to stage a comeback that partially erased the losses sustained during the spring volatility, but not before a healthy winnowing out of companies whose prospects for long-term success were marginal.

On balance, the market's retrenchment and the selective recovery that followed represented a healthy and much-needed evolution in market sentiment. Fast-growing, well-managed companies with time-tested business models prevailed while much of the unhealthy hype that had sustained the extreme valuations in some sectors was washed out of the market. We are extremely pleased with the Portfolio's performance in this challenging environment. Our traditional growth franchises in areas like consumer staples, financial services and pharmaceuticals supported performance during the most difficult first months of the period only to transfer leadership to our carefully selected media, telecommunications and technology stocks in June as fortunes at that end of the market improved. This allowed us to gain 6.91% while our benchmark, the S&P 500 Index gave back 0.42%.

While a number of stocks contributed to performance, our semiconductor positions were particularly buoyant. After a long period of cyclical decline, semiconductor manufacturers across the globe are running at full capacity to keep up with burgeoning demand created by booming sales of a whole range of new and increasingly sophisticated electronic

CAPITAL GROWTH PORTFOLIO

devices. Texas Instruments and Linear Technologies, whose microchips are widely used in telecommunications devices such as cellular phones and base stations, continued to outperform as a result of explosive growth in cellular penetration rates worldwide. Meanwhile, this strength also filtered down to companies that supply the machinery used to manufacture semiconductors, including Applied Materials, as industry leaders moved to increase the scale of their manufacturing operations.

Several of our financial services positions also gained ground. Charles Schwab and Morgan Stanley Dean Witter both overcame an unsettled interest rate environment to post strong gains. Trading volumes at Schwab's online unit continued to outpace even the most optimistic estimates, allowing the company's stock to continue its long climb. Morgan Stanley also surprised analysts by reporting back-to-back quarters of estimate-beating results, including an impressive 49% increase in profit for the quarter ended February 29. The company's solid performance was led by higher trading volumes as well as strength at its merger advisory and underwriting units, and we look for Morgan Stanley to further increase its leading position in these businesses in coming months. Bank of New York also gained as it continued to increase its market share in securities custody and processing, a lucrative, fee-based business

that gives the company a stable source of revenue in times of market turmoil.

While we were pleased with the Portfolio's performance, there were a few setbacks. Several of our retail positions traded lower after investors became concerned that the Federal Reserve would be unable to engineer a soft landing for the U.S. economy, thereby stoking fears of a slowdown in retail sales. Notable disappointments included warehouse retailer Costco, which fell sharply after the company hinted that profit growth would slow for the remainder of the year. While we believe the market's reaction was somewhat overdone, we trimmed the position as a matter of discipline.

In technology, Microsoft was perhaps our most visible disappointment. In early April, U.S. District Court Judge Thomas Penfield Jackson ruled that the company should be split into two separate companies, one that focuses on operating systems and another that focuses on application software and other products. The stock declined sharply on the news and has yet to fully recover to its pre-judgement high. Although Microsoft's decline was discouraging, we have always believed the company is capable of prevailing on appeal. Furthermore, the worst-case scenario — a complete break up of Microsoft — does nothing to change the extremely strong fundamentals currently supporting the company. Still, uncertainty related to the

CAPITAL GROWTH PORTFOLIO



Capital Growth Portfolio and the S&P 500 Index
Comparison of Change in Value of $10,000 Investment.

$71,719

$41,940

— Capital Growth Portfolio   S&P 500 Index

AVERAGE ANNUAL TOTAL RETURNS

	CAPITAL GROWTH	S&P 500 INDEX
YTD	6.91%	-0.42%
1 YEAR	35.07%	7.25%
5 YEARS	32.70%	23.77%
INCEPTION	27.31%	19.18%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Capital Growth Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

ongoing litigation will likely create a sizable overhang for the stock over the near- to mid-term, and we have sized our position accordingly.

We took advantage of extreme volatility in the biotechnology sector to build our position in PE Biosystems, a company that provides scientists with the equipment and supplies necessary to conduct research in exciting new areas such as genomics and proteomics. We believe the company provides us exposure to the genomics sector while assuming a level of risk that is consistent with our style of management and were pleased to purchase a stake in the company at a sizable discount to its 52-week high.

Looking forward, while a return to the extreme volatility that rattled the market during the first quarter of 2000 seems unlikely, a range of factors that include interest rate uncertainty may keep markets unsettled in coming months. However, our investment thesis is unchanged — the market will continue to reward companies capable of long-term growth and we hope to participate by leveraging our hands-on research to identify individual standouts, one by one.

CAPITAL GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 39.27	$ 27.90	$ 21.23	$ 17.26	$ 17.38	$ 13.38
Income From Investment Operations						
Net investment income (loss)	(0.13)	(0.12)	(0.09)		0.05	0.03
Net gains and losses on securities (both realized and unrealized)	2.91	12.31	8.25	4.99	3.24	5.56
Total from investment operations	2.78	12.19	8.16	4.99	3.29	5.59
Less Distributions to Shareholders						
Dividends from net investment income					(0.05)	(0.03)
Dividends in excess of net investment income						
Distributions from capital gains	(1.82)	(0.82)	(1.49)	(0.81)	(3.36)	(1.56)
Distributions in excess of capital gains				(0.21)		
Returns of capital						
Total distributions	(1.82)	(0.82)	(1.49)	(1.02)	(3.41)	(1.59)
Net asset value, end of period	$ 40.23	$ 39.27	$ 27.90	$ 21.23	$ 17.26	$ 17.38
Total Return (A)	6.91%	44.65%	38.47%	29.41%	19.25%	41.74%
Ratios to Average Net Assets: (B)						
Expenses	1.08%	1.03%	1.09%	1.09%	1.13%	1.15%
Net investment income	(0.67%)	(0.42%)	(0.38%)	0.02%	0.30%	0.21%
Portfolio Turnover Rate	7.74%	41.65%	54.58%	91.66%	147.82%	170.32%
Net Assets, At End of Period	$413,162,780	$365,864,399	$198,002,451	$124,123,995	$70,832,162	$49,853,029

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

CAPITAL GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—97.14%

Company	Shares	Market Value
Banking–4.30%		
Bank of New York Co., Inc., The	220,170	$ 10,237,905
Citigroup, Inc.	124,812	7,519,923
		17,757,828
Beverages–1.10%		
Anheuser-Busch Companies, Inc.	60,850	4,544,734
Broadcasting–9.83%		
AT&T Corp. – Liberty Media Group†	343,000	8,317,750
Cablevision Systems Corp.†	121,275	8,231,541
Comcast Corp.†	436,540	17,679,870
Grupo Televisa, SA, ADR†	93,000	6,411,188
		40,640,349
Computer Equipment & Services–5.44%		
Dell Computer Corp.†	69,095	3,407,247
EMC Corp.†	248,100	19,088,194
		22,495,441
Computer Network–4.97%		
Cisco Systems, Inc.†	323,067	20,534,946
Computer Software – Mini & Micro–5.89%		
Microsoft Corp.†	133,785	10,702,800
Sun Microsystems, Inc.†	149,950	13,636,078
		24,338,878
Diversified Operations–3.42%		
General Electric Co.	266,565	14,127,945
Electronic Components–4.15%		
Linear Technology Corp.	268,200	17,148,038
Electronics – Semiconductors–9.27%		
Applied Materials, Inc.†	150,250	13,616,406
ASM Lithography Holding, N.V.†	235,125	10,374,891
Taiwan Semiconductor		
Manufacturing Co., Ltd.†	130,208	5,045,560
Texas Instruments, Inc.	134,765	9,256,671
		38,293,528

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Entertainment & Leisure–3.04%		
Autotote Corp.†	4,672	$ 20,440
Carnival Corp.	119,565	2,331,518
MGM Grand, Inc.	319,110	10,251,409
		12,603,367
Financial Services–7.28%		
American Express Co.	163,985	8,547,718
Charles Schwab Corp., The	213,411	7,175,945
Fannie Mae	74,385	3,881,967
Morgan Stanley Dean Witter & Co.	125,420	10,441,215
		30,046,845
Internet Services–1.29%		
VeriSign, Inc.†	30,150	5,321,475
Manufacturing–1.40%		
Tyco International, Ltd.	122,110	5,784,961
Medical – Biotechnology–1.16%		
Genentech, Inc.†	27,815	4,784,180
Medical Supplies–1.09%		
Pe Corp-Pe Biosystems Group	68,345	4,502,227
Multimedia–8.85%		
Time Warner, Inc.	242,615	18,438,740
Viacom, Inc., Class B†	266,266	18,156,013
		36,594,753
Oil & Gas – Distribution & Marketing–2.03%		
Enron Corp.	129,925	8,380,163
Pharmaceutical–2.43%		
Pfizer, Inc.	155,238	7,451,400
Schering-Plough Corp.	51,800	2,615,900
		10,067,300

†Non-income producing security.

See notes to financial statements.

CAPITAL GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–4.06%		
Costco Wholesale Corp.†	112,875	$ 3,724,875
Home Depot, Inc., The	119,077	5,946,408
Staples, Inc.†	218,115	3,353,518
Wal-Mart Stores, Inc.	65,255	3,760,319
		16,785,120
Telecommunications – Equipment & Services–7.98%		
General Motors Corp., Class H†	54,325	4,767,019
Lucent Technologies, Inc.	55,940	3,314,445
Nokia Oyj, SA, ADR	498,520	24,894,840
		32,976,304
Telecommunications – Integrated–1.87%		
Telefonica, SA, ADR†	120,745	7,735,227
Telecommunications – Wireless–6.29%		
Nextel Communications, Inc.†	171,930	10,519,967
Sprint Corp. – PCS Group†	192,320	11,443,040
Vodafone AirTouch, PLC, ADR	96,400	3,994,575
		25,957,582
TOTAL COMMON STOCK		
(Cost $230,725,275)		401,421,191
TOTAL INVESTMENTS		
(Cost $230,725,275)	97.14%	401,421,191
Other assets, less liabilities	2.86	11,741,589
TOTAL NET ASSETS	100.00%	$413,162,780

†Non-income producing security.

See notes to financial statements.

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SMALL COMPANY PORTFOLIO

"Should economic growth remain strong, we believe the prospect for earnings growth for small companies remains excellent."

—Stephen J. McGruder, Portfolio Manager—

STEPHEN J. McGRUDER, CFA
Partner

- Joined Lord, Abbett in 1995
- Nearly 30 years of industry experience
- B.S. from Stanford University
- B.A. in Business Economics from Claremont McKenna College
- Chartered Financial Analyst

INCEPTION DATE
April 18, 1986

FUND MANAGER
Lord, Abbett and Company

INVESTMENT OBJECTIVE AND STRATEGY
To achieve growth of capital by investing in a diversified portfolio primarily of U.S. equity securities issued by small companies.

NET ASSETS AS OF 6/30/00
$84,952,098

NUMBER OF HOLDINGS
188

PORTFOLIO TURNOVER
33.24%

SMALL COMPANY PORTFOLIO



Common Stock-95.61%

Cash-4.39%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Plantronics, Inc.	4.36%
TeleTech Holdings, Inc.	2.13%
RadiSys Corp.	1.97%
Coherent, Inc.	1.90%
Timberland Co., The	1.83%
OM Group, Inc.	1.70%
Sawtek, Inc.	1.57%
NVIDIA Corp.	1.42%
Core Laboratories, N.V.	1.37%
Technitrol, Inc.	1.37%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Computer Equipment & Services	8.74%
Commercial Services	7.33%
Retail Stores	6.91%
Telecommunications – Equipment & Services	5.61%
Textiles & Apparel	5.50%
Medical Products	4.81%
Computer Software – Mini & Micro	4.25%
Electronic Components	4.19%
Oil & Gas Producers	4.14%
Internet Services	3.72%

‡Represents market value of investments plus cash.

The Portfolio invests in stocks of developing companies which involve greater risk and are generally more volatile than investments in mature companies.

Market Review

During the first quarter of 2000, the combination of a strong economy and increased investor stock trading via the Internet created what we consider to be a volatile "market of extremes." During this time, we saw the prices of some technology and biotechnology companies rise to extraordinarily high levels. We believe that, in many cases, these high prices were the result of the predominance of momentum styles of investing and excitement with everything "tech," and not because of attractive valuations. Upon seeing increasingly deteriorating company fundamentals, investors abandoned their pursuit of overpriced speculative tech stocks late in the quarter and shifted their focus toward companies with real earnings and reasonable valuations.

During April and May, the performance of the technology-heavy Russell 2000 Index dropped substantially as investors in small company stocks continued to show intolerance for any earnings shortfall or reported company problem, no matter how slight. In addition, uncertainty around the Federal Reserve's (the Fed) activities and their potential influence on the economy caused investors to retreat from the stocks of companies that had previously led the small company market's performance (e.g., technology, Internet). Instead, they sought safety in the stocks of more established firms that exhibited earnings history and other strong fundamentals. In June, the picture changed once again, and the Russell 2000 Index, led primarily by the performance of stocks of technology and biotechnology companies, came storming back.

Portfolio Review

During the first quarter of 2000, the Portfolio continued to execute its proven philosophy of long-term investing in small-growth companies. Performance benefited most significantly during the quarter from our holdings in the stocks of technology and biotechnology companies which continued to benefit from both rapid multiple expansion and strong earnings growth. We were, however, underweighted in technology and biotechnology companies relative to the Russell 2000 Growth Index because we believed many of the stocks were overvalued. As a result, the Portfolio underperformed the Index for the quarter.

SMALL COMPANY PORTFOLIO

During the market's down period in April and May, we took the opportunity to make select additions to the Portfolio from across many industries, in companies where we believed fundamentals and prices were attractive. The Portfolio's performance kept pace with the Index through May, due to our relatively minimal exposure to faltering technology issues. However, in June, the resurgence of investors' enthusiasm, especially for these stocks of biotechnology companies, hurt the Portfolio's performance, as our exposure to these companies was minimal.

Outlook

As we move into the second half of the year, we believe the volatility in the market is likely to continue in the short-term and liquidity and earnings shortfalls will continue to be concerns for small company investors. However, as the economy continues to slow, we believe many smaller companies will experience strong performance. Regardless of market conditions, we will continue to execute our disciplined investment approach, remaining focused on finding the high quality companies with attractive long-term earnings growth prospects.

We believe the best course of action in light of the stock market's current volatile environment is to continue making long-term investments. The stocks of small growth companies with strong management, visionary business plans and attractive valuations offer investors long-term investment opportunity. The recent relative outperformance of small companies is encouraging. Should economic growth remain strong, we believe the prospect for earnings growth for small companies remains excellent. Additionally, we believe that the valuations of many different types of small growth companies are reasonable, especially compared to the stocks of larger companies.

As always, we remain committed to constructing the very best Portfolio possible for our clients and appreciate the opportunity to help you meet your investment goals.



Small Company Portfolio and the Russell 2000 Growth Index
Comparison of Change in Value of $10,000 Investment.

— Small Company Portfolio $44,989
— Russell 2000 Growth Index $40,985

AVERAGE ANNUAL TOTAL RETURNS

	SMALL COMPANY	RUSSELL 2000 GROWTH INDEX
YTD	-10.88%	1.22%
1 YEAR	2.73%	28.39%
5 YEAR	8.63%	15.80%
10 YEAR	11.24%	13.26%
INCEPTION	11.16%	10.46%

Commencement of operations April 18, 1986. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Small Company Portfolio (the "Portfolio") at its inception with a similar investment in the Russell 2000 Growth Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The Russell 2000 Growth Index is an unmanaged index and include the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

SMALL COMPANY PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 18.05	$ 16.24	$ 20.43	$ 18.19	$ 17.87	$ 15.94
Income From Investment Operations						
Net investment income (loss)	(0.04)	(0.02)	0.22	0.09	0.06	0.15
Net gains and losses on securities (both realized and unrealized)	(1.92)	2.22	(2.59)	4.17	2.85	4.48
Total from investment operations	(1.96)	2.20	(2.37)	4.26	2.91	4.63
Less Distributions to Shareholders						
Dividends from net investment income		(0.02)	(0.19)	(0.09)	(0.06)	(0.15)
Dividends in excess of net investment income						
Distributions from capital gains		(0.37)	(1.63)	(1.93)	(2.53)	(2.55)
Distributions in excess of capital gains						
Returns of capital						
Total distributions	0.00	(0.39)	(1.82)	(2.02)	(2.59)	(2.70)
Net asset value, end of period	$ 16.09	$ 18.05	$ 16.24	$ 20.43	$ 18.19	$ 17.87
Total Return (A)	(10.88%)	14.20%	(11.78%)	23.60%	16.46%	29.72%
Ratios to Average Net Assets: (B)						
Expenses	0.84%	0.86%	0.87%	0.83%	0.85%	0.87%
Net investment income	(0.53%)	(0.14%)	1.23%	0.47%	0.31%	0.95%
Portfolio Turnover Rate	33.24%	143.95%	43.06%	52.92%	49.75%	64.17%
Net Assets, At End of Period	$84,952,098	$92,991,539	$78,343,648	$81,505,107	$62,166,366	$48,517,886

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—95.60%

Company	Shares	Market Value
Aerospace & Defense–1.52%		
Armor Holdings, Inc.†	37,600	$ 488,800
Orbital Sciences Corp.†	65,300	795,844
		1,284,644
Airlines–1.31%		
Frontier Airlines, Inc.†	29,100	416,494
SkyWest, Inc.	18,700	693,069
		1,109,563
Broadcasting–0.54%		
Regent Communications, Inc.†	32,400	278,439
Salem Communications Corp.†	19,100	177,273
		455,712
Building Construction–0.34%		
Crossmann Communities, Inc.†	17,600	290,400
Building Materials–0.57%		
Elcor Corp.	20,900	480,700
Chemicals–1.97%		
H. B. Fuller Co.	5,000	227,813
OM Group, Inc.	32,800	1,443,200
		1,671,013
Commercial Services–7.32%		
Acxiom Corp.†	38,900	1,060,025
Advance Paradigm, Inc.†	22,100	453,050
Cornell Cos., Inc.†	21,800	174,400
Healthcare Services Group, Inc.†	26,400	118,800
Hooper Holmes, Inc.	58,600	468,800
Iron Mountain, Inc.†	32,300	1,098,200
McGrath RentCorp	13,700	232,900
MemberWorks, Inc.†	14,200	477,475
NCO Group, Inc.†	14,500	335,313
TeleTech Holdings, Inc.†	58,200	1,807,818
		6,226,781
Computer Equipment & Services–8.74%		
Advanced Digital Information Corp.†	57,800	921,188
CheckFree Holdings Corp.†	9,400	484,688
Ciber, Inc.†	18,800	249,100
Infocus Corp.†	15,700	505,344

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Equipment & Services–Continued		
Insight Enterprises, Inc.†	18,300	$ 1,085,419
MicroTouch Systems, Inc.†	27,500	237,188
NVIDIA Corp.†	19,000	1,207,688
RadiSys Corp.†	29,450	1,671,288
Sykes Enterprises, Inc.†	29,700	382,388
Xircom, Inc.†	14,400	684,000
		7,428,291
Computer Information & Technology–1.31%		
Manhattan Associates, Inc.†	13,100	327,500
MarchFirst, Inc.†	20,846	380,440
Multex.com, Inc.†	13,100	329,956
Technology Solutions Co.†	10,600	65,588
		1,103,484
Computer Information Systems–3.03%		
Dendrite International, Inc.†	14,450	481,366
iGate Capital Corp.†	39,400	541,750
MICROS Systems, Inc.†	22,400	415,800
National Computer Systems, Inc.	23,000	1,132,750
		2,571,666
Computer Network–0.18%		
FVC.COM, Inc.†	19,900	154,225
Computer Software – Mainframe–0.92%		
Manugistics Group, Inc.†	8,500	397,375
Verity, Inc.†	10,100	383,800
		781,175
Computer Software – Mini & Micro–4.27%		
3DO Co., The†	21,900	171,779
Activision, Inc.†	20,500	133,250
Cambridge Technology Partners, Inc.†	81,400	709,710
eCollege.com†	23,500	102,813
ePresence, Inc.†	5,500	39,875
Exchange Application Inc.†	13,200	351,450
IMRglobal Corp.†	10,900	142,381
InfoCure Corp.†	15,700	88,313
Landmark Systems Corp.†	21,600	129,600
National Instruments Corp.†	13,350	582,394

†Non-income producing security.

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Software – Mini & Micro–Continued		
Optio Software, Inc.†	14,000	$ 83,782
Phoenix Technologies, Ltd.†	16,600	270,788
Primus Knowledge Solutions, Inc.†	5,200	234,000
Project Software & Development, Inc.†	9,700	174,600
RAVISENT Technologies, Inc.†	14,800	104,525
Scansoft, Inc.†	35,367	99,470
THQ, Inc.†	15,700	191,344
		3,610,074
Consulting Services–2.88%		
Corporate Executive Board Co., The†	18,900	1,131,638
Diamond Technology Partners, Inc.†	11,900	1,047,200
eLoyalty Corp.†	10,600	135,150
First Consulting Group, Inc.†	11,600	64,525
Renaissance Worldwide, Inc.†	43,100	67,344
		2,445,857
Cosmetics & Personal Care–0.72%		
Steiner Leisure, Ltd.†	21,800	493,225
Twinlab Corp.†	19,200	122,400
		615,625
Electrical Equipment–0.79%		
Dionex Corp.†	4,600	123,050
Helix Technology Corp.	3,100	120,900
SLI, Inc.	35,900	435,288
		679,238
Electronic Components–4.19%		
Moog, Inc.†	8,000	211,000
Sawtek, Inc.†	23,100	1,329,694
Technitrol, Inc.	12,000	1,162,500
Three-Five Systems, Inc.†	14,450	852,550
		3,555,744
Electronics–2.19%		
Ampex Corp.†	67,900	114,581
Analogic Corp.	12,000	480,000
Artesyn Technologies, Inc.†	25,300	703,656
EMS Technologies, Inc.†	13,800	248,400
LeCroy Corp.†	16,700	164,913
Universal Electronics, Inc.†	6,100	149,831
		1,861,381

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronics – Semiconductors–0.63%		
American Xtal Technology, Inc.†	6,300	$ 272,475
Pioneer-Standard Electronics, Inc.	7,800	115,050
Rudolph Technologies, Inc.†	3,800	147,250
		534,775
Entertainment & Leisure–0.55%		
Bally Total Fitness Holding Corp.†	14,600	370,475
Cinar Corp.†	17,000	90,666
		461,141
Financial Services–0.34%		
Federal Agricultural Mortgage Corp.†	19,900	289,794
Food Products–0.56%		
Horizon Organic Holding Corp.†	13,200	140,250
Smithfield Foods, Inc.†	11,700	328,331
		468,581
Food Service & Restaurants–0.65%		
CEC Entertainment, Inc.†	9,500	243,438
P.F. Chang's China Bistro, Inc.†	9,500	303,406
		546,844
Healthcare–1.36%		
Apria Healthcare Group, Inc.†	34,900	427,525
Matria Healthcare, Inc.†	65,900	302,731
MedQuist, Inc.†	12,400	421,600
		1,151,856
Human Resources–1.39%		
Butler International , Inc.†	14,150	120,275
CDI Corp.†	7,900	160,963
Labor Ready, Inc.†	20,900	138,463
Modis Professional Services, Inc.†	22,100	196,138
On Assignment, Inc.†	18,800	573,400
		1,189,239
Internet Services–3.72%		
Alloy Online, Inc.†	14,800	166,500
Corillian Corp.†	7,400	123,025
CyberSource Corp.†	11,100	153,319
eMerge Interactive, Inc.†	12,900	231,394
Etinuum, Inc.†	11,300	63,563
Jupiter Communications, Inc.†	11,500	264,500
Lionbridge Technologies, Inc.†	17,400	169,650
NBC Internet, Inc.†	500	6,250
Netopia, Inc.†	7,100	285,775

†Non-income producing security.

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Internet Services–Continued		
Proxicom, Inc.†	4,700	$ 225,013
S1 Corp.†	32,300	752,994
Student Advantage, Inc.†	59,500	435,094
Switchboard, Inc.†	16,900	169,000
Vicinity Corp.†	5,900	115,788
		3,161,865
Machinery–0.67%		
Flow International Corp.†	19,400	194,000
Semitool, Inc.†	21,500	372,219
		566,219
Manufacturing–2.01%		
Cable Design Technologies Corp.†	17,300	579,550
Identix, Inc.†	10,400	163,150
Matthews International Corp.	14,300	414,700
Meade Instruments Corp.†	12,300	309,038
Therma-Wave, Inc.†	3,400	75,863
Wabtec, Inc.	16,750	173,781
		1,716,082
Medical – Biotechnology–1.15%		
Corixa Corp.†	15,100	648,356
Maxim Pharmaceuticals, Inc.†	6,500	333,938
		982,294
Medical Products–4.81%		
Arrow International, Inc.	21,100	706,850
ATS Medical, Inc.†	38,000	555,750
Coherent, Inc.†	19,200	1,610,400
Hanger Orthopedic Group, Inc.†	28,900	142,694
Orthofix International, N.V.†	20,900	373,588
SonoSite, Inc.†	14,100	406,256
Theragenics Corp.†	33,500	286,844
		4,082,382
Mining & Metals – Precious–1.26%		
Stillwater Mining Co.†	38,500	1,073,188
Oil & Gas – Distribution & Marketing–0.21%		
TransMontaigne, Inc.†	29,400	180,075

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas Producers–4.14%		
Evergreen Resources, Inc.†	22,200	$ 657,675
EXCO Resources, Inc.†	15,800	158,000
Louis Dreyfus Natural Gas Corp.†	30,500	955,031
Stone Energy Corp.†	12,600	752,850
Vintage Petroleum, Inc.	44,100	995,006
		3,518,562
Oil & Gas Services & Equipment–1.88%		
Core Laboratories, N.V.†	40,200	1,165,800
Seitel, Inc.†	20,600	167,375
Superior Energy Services, Inc.†	25,600	265,600
		1,598,775
Pharmaceutical–3.68%		
Albany Molecular Research, Inc.†	7,500	408,281
Barr Laboratories, Inc.†	7,950	356,259
ICOS Corp.†	20,700	910,800
ILEX Oncology, Inc.†	7,800	274,950
Kos Pharmaceuticals, Inc.†	8,300	133,319
Noven Pharmaceutical Inc.†	9,100	273,569
PathoGenesis Corp.†	24,600	639,600
Pharmaceutical Product Development, Inc.†	6,400	134,400
		3,131,178
Professional Sports–0.44%		
Championship Auto Racing Teams, Inc.†	14,500	369,750
Railroad–0.10%		
RailWorks Corp.†	10,700	86,938
Real Estate–0.36%		
Catellus Development Corp.†	9,200	138,000
Healthcare Realty Trust, Inc.	10,000	170,625
		308,625
Retail – Internet–0.38%		
Cyberian Outpost, Inc.†	22,500	108,281
Fatbrain.com, Inc.†	17,900	118,029
iGo Corp.†	23,200	89,900
		316,210

†Non-income producing security.

See notes to financial statements.

SMALL COMPANY PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–6.91%		
Ames Department Stores, Inc.†	16,800	$ 130,200
AnnTaylor Stores Corp.†	34,700	1,149,438
Children's Place Retail Stores, Inc., The†	28,500	584,250
Cost Plus, Inc.†	9,360	268,515
MSC Industrial Direct Co., Inc.†	39,100	818,656
Pacific Sunwear of California, Inc.†	37,050	694,688
Shoe Carnival, Inc.†	23,600	147,500
Tuesday Morning Corp.†	14,200	149,100
ValueVision International, Inc.†	25,600	614,400
Whole Foods Market, Inc.†	24,700	1,020,419
Wild Oats Markets, Inc.†	18,250	229,266
Zany Brainy, Inc.†	25,600	67,200
		5,873,632
Telecommunications – Equipment & Services–5.60%		
ADC Telecommunications, Inc.†	3,440	288,530
CellStar Corp.†	96,100	267,283
Comtech Telecommunications†	16,700	275,550
Netro Corp.†	4,000	229,500
Plantronics, Inc.†	32,100	3,707,550
		4,768,413
Telecommunications – Integrated–1.32%		
GST Telecommunications†	28,500	0
Lightbridge, Inc.†	15,700	374,838
MGC Communications, Inc.†	12,500	749,219
		1,124,057
Telecommunications – Wireless–1.58%		
Boston Communications Group†	20,200	282,800
Clearnet Communications, Inc.†	27,600	766,331
TALK.com, Inc.†	51,500	299,344
		1,348,475
Telecommunications – Wireline–0.11%		
Aegis Communications Group, Inc.†	90,600	91,506

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Textiles & Apparel–5.49%		
Cutter & Buck, Inc.†	15,200	$ 120,650
G & K Services, Inc.	27,000	676,688
Kenneth Cole Productions, Inc.†	14,050	562,000
Quicksilver, Inc.†	43,300	673,856
Tarrant Apparel Group†	28,800	257,400
Timberland Co., The†	22,000	1,557,875
Tropical Sportswear Int'l Corp.†	29,600	518,000
Vans, Inc.†	21,000	307,125
		4,673,594
Travel Services–0.87%		
American Classic Voyages Co.†	18,200	375,375
Pegasus Solutions, Inc.†	33,450	363,769
		739,144
Utilities – Electric & Gas–0.25%		
Independent Energy Holdings, PLC, ADR†	25,700	213,631
Water Treatment–0.39%		
Ionics, Inc.†	10,900	333,813
TOTAL COMMON STOCK (Cost $80,684,554)		81,226,211
TOTAL INVESTMENTS (Cost $80,684,554)	95.60%	81,226,211
Other assets, less liabilities	4.40	3,725,887
TOTAL NET ASSETS	100.00%	$ 84,952,098

†Non-income producing security.

See notes to financial statements.

GROWTH PORTFOLIO

"...it seems likely that the valuation disparity between technology stocks and 'Old Economy' issues will continue to close."

—Ronald C. Ognar, Portfolio Manager—

RONALD C. OGNAR, CFA

- Joined Strong in 1993
- 31 years of investment experience
- B.S. from University of Illinois
- Chartered Financial Analyst

INCEPTION DATE
January 1, 1998

FUND MANAGER
Strong Capital Management, Inc.

INVESTMENT OBJECTIVE AND STRATEGY
To seek capital growth by investing primarily in equity securities.

NET ASSETS AS OF 6/30/00
$73,922,517

NUMBER OF HOLDINGS
103

PORTFOLIO TURNOVER
176.39%

GROWTH PORTFOLIO



Common Stock-90.75%

Cash-9.25%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
Juniper Networks, Inc.	4.79%
Cisco Systems, Inc.	4.36%
Kohl's Corp.	3.51%
Pfizer, Inc.	3.49%
SDL, Inc.	3.13%
JDS Uniphase Corp.	3.04%
E-Tek Dynamics, Inc.	2.17%
Corning, Inc.	2.04%
VERITAS Software Corp.	1.94%
PMC-Sierra, Inc.	1.71%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Computer Network	11.50%
Telecommunications – Equipment & Services	10.48%
Pharmaceutical	9.72%
Electronics – Semiconductors	9.41%
Computer Software – Mini & Micro	6.29%
Retail Stores	6.13%
Oil & Gas Producers	3.70%
Medical – Biotechnology	3.56%
Oil & Gas Services & Equipment	3.51%
Banking	2.58%

‡Represents market value of investments plus cash.

For the first quarter, despite the late quarter sell-off, the NASDAQ Composite and the "New Economy" stocks outperformed the S&P 500 Index and the Dow Jones Industrial Average. Higher oil prices and higher interest rates moved investors to the highest revenue growth companies in anticipation of a slowing economy and an inevitable deceleration in the earnings of the "Old Economy" stocks. When valuations reached extreme levels for both groups of stocks, the playing field evened out modestly in the last weeks of the quarter with the DJIA and the S&P 500 rallying from oversold depths. The second quarter was characterized by severe market volatility, most notably in NASDAQ issues, combined with a rotation from highly valued growth stocks into less expensive market sectors. The sell-off has reduced the valuation disparity between sectors, especially for concept stocks lacking meaningful earnings. The S&P 500 fared much better than the NASDAQ mainly because investors shifted back into "Old Economy" stocks.

In the first quarter, technology, retailers, and oil services companies provided the strongest relative performance for the Fund. While we took profits in many of the most expensive technology stocks, we continued to focus on our favorite long-term core holdings such as Cisco, JDS Uniphase, Kohls, and Home Depot. In the second quarter, optical and networking technology companies as well as various health care related stocks provided the strongest relative performance.

We remain committed to our investments in the direct beneficiaries of the networked economy. The successful implementation of technology will lead the best companies to market share gains and superior returns on capital. The acceptance of the Internet as an important source of competitive advantage should continue to enhance the prospects of

GROWTH PORTFOLIO

companies engaged in e-commerce, wireless communications, bandwidth expansion, and software. In addition, the genomics revolution continues with several important milestones achieved so far this year. Although progress will be slow, we continue to focus on the enablers of genomic discovery and some of the leading companies in biotech research. Overall, we continue to like the secular healthcare demands of an aging population and the outlook for high quality pharmaceutical and drug store stocks.

With recent economic data pointing to more moderate growth trends, it is becoming increasingly likely that an end to the Fed's tightening phase is upon us. As investor attention shifts from Fed policy to the risk-reward profile of individual issues, it seems likely that the valuation disparity between technology stocks and "Old Economy" issues will continue to close. Although technology remains an attractive growth area, reasonably valued companies positioned to capitalize on the networked economy will likely gain ground on a relative basis. We are also watching specialty retail



Growth Portfolio and Russell Midcap Growth Index
Comparison of Change in Value of $10,000 Investment.

$25,892
$20,080

1/98 3/98 6/98 9/98 12/98 3/99 6/99 9/99 12/99 3/00 6/00

— Growth Portfolio   — Russell Midcap Growth Index

stocks, which have again become attractive to us because we believe that the pressure put on these stocks by Fed tightening should ease during the next quarter. We will continue to focus on the well-managed growth companies that are pure plays in dynamic industries and are providing innovative products and services. As growth investors, our team is constantly on the lookout for investments exhibiting sustainable fundamental improvement in order to strive to consistently outperform the broader market averages.

AVERAGE ANNUAL TOTAL RETURNS

	GROWTH	RUSSELL MIDCAP GROWTH INDEX
YTD	9.47%	12.15%
1 YEAR	71.45%	48.60%
INCEPTION	46.40%	32.18%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Growth Portfolio (the "Portfolio") at its inception with a similar investment in the Russell Midcap Growth Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The Russell Midcap Growth Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

GROWTH PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30,2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of period	$ 23.38	$ 13.11	$ 10.00
Income From Investment Operations			
Net investment loss	(0.03)	(0.06)	(0.05)
Net gains and losses on securities (both realized and unrealized)	2.40	10.50	3.16
Total from investment operations	2.37	10.44	3.11
Less Distributions to Shareholders			
Dividends from net investment income			
Dividends in excess of net investment income			
Distributions from capital gains	(1.74)	(0.17)	
Distributions in excess of capital gains			
Returns of capital			
Total distributions	(1.74)	(0.17)	0.00
Net asset value, end of period	$ 24.01	$ 23.38	$ 13.11
Total Return (A)	9.47%	80.36%	31.14%
Ratios to Average Net Assets: (B)			
Expenses	0.86%	0.96%	1.08%
Net investment income	(0.31%)	(0.54%)	(0.47%)
Portfolio Turnover Rate	176.39%	326.19%	283.36%
Net Assets, At End of Period	$73,922,517	$44,334,220	$11,543,742

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—89.51%

Company	Shares	Market Value
Banking–2.54%		
Citigroup, Inc.	16,000	$ 964,000
Golden West Financial Corp.	4,500	183,656
Northern Trust Corp.	8,000	520,500
State Street Corp.	2,000	212,125
		1,880,281
Beverages–0.32%		
Pepsi Bottling Group, Inc.	8,000	233,500
Broadcasting–0.84%		
Univision Communications, Inc.†	6,000	621,000
Commercial Services–1.44%		
Concord EFS, Inc.†	9,500	247,000
Paychex, Inc.	19,500	819,000
		1,066,000
Computer Equipment & Services–2.24%		
CDW Computer Centers, Inc.†	5,000	312,500
Comverse Technology, Inc.†	7,500	697,500
	15,000	648,750
		1,658,750
Computer Network–11.34%		
Brocade Communications Systems, Inc.†	1,700	311,923
Cisco Systems, Inc.†	50,000	3,178,125
Juniper Networks, Inc.†	24,000	3,493,489
Redback Networks, Inc.†	6,500	1,157,000
WebTrends Corp.†	6,200	239,863
		8,380,400
Computer Software – Mainframe–2.41%		
BroadVision, Inc.†	11,000	558,938
Oracle Corp.†	14,500	1,218,906
		1,777,844
Computer Software – Mini & Micro–6.20%		
Check Point Software Technologies, Inc.†	3,000	635,250
Macromedia, Inc.†	2,800	270,725
Mercury Interactive Corp.†	4,500	435,375
Portal Software, Inc.†	4,200	268,275
Siebel Systems, Inc.†	5,800	948,663
Sun Microsystems, Inc.†	5,000	454,688
VERITAS Software Corp.†	12,500	1,412,695
Vignette Corp.†	3,000	156,047
		4,581,718

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Educational Services–0.32%		
Apollo Group, Inc.†	8,500	$ 238,000
Electronic Components–1.56%		
Celestica, Inc.†	4,500	223,313
Flextronics International, Ltd.†	2,700	185,456
Xilinx, Inc.†	9,000	743,063
		1,151,832
Electronics – Semiconductors–9.29%		
Altera Corp.†	5,000	509,688
Applied Materials, Inc.†	2,700	244,688
Applied Micro Circuits Corp.†	10,000	987,500
Integrated Device Technology, Inc.†	8,500	508,938
Integrated Silicon Solution, Inc.†	11,000	418,000
Micron Technology, Inc.†	4,000	352,250
National Semiconductor Corp.†	5,500	312,125
PMC-Sierra, Inc.†	7,000	1,243,813
SDL, Inc.†	8,000	2,281,500
		6,858,502
Financial Services–1.44%		
Legg Mason, Inc.†	5,000	250,000
Morgan Stanley Dean Witter & Co.	5,500	457,875
Paine Webber Group, Inc.	4,500	204,750
Waddell & Reed Financial, Inc.	4,500	147,656
		1,060,281
Healthcare–1.98%		
Cardinal Health, Inc.	11,100	821,400
UnitedHealth Group, Inc.	7,500	643,125
		1,464,525
Human Resources–0.97%		
Robert Half International, Inc.†	25,200	718,200
Internet Services–1.40%		
Exodus Communications, Inc.†	4,000	184,250
VeriSign, Inc.†	4,800	847,200
		1,031,450
Investment Companies–0.19%		
Federated Investors, Inc.†	4,000	140,250
Manufacturing–2.01%		
Corning, Inc.	5,500	1,484,313

†Non-income producing security.

See notes to financial statements.

GROWTH PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Medical – Biotechnology–3.50%		
Amgen, Inc.†	9,000	$ 632,250
Genentech, Inc.†	2,400	412,800
Human Genome Sciences, Inc.†	5,400	720,225
Immunex Corp.†	2,000	98,875
Millennium Pharmaceuticals, Inc.†	6,500	727,188
		2,591,338
Medical Products–1.20%		
Medtronic, Inc.	5,600	278,950
Stryker Corp.†	13,800	603,750
		882,700
Medical Supplies–0.83%		
Pe Corp-Pe Biosystems Group	9,300	612,638
Oil & Gas – Distribution & Marketing–1.68%		
Enron Corp.	10,300	664,350
Tidewater, Inc.	16,000	576,000
		1,240,350
Oil & Gas – Integrated–0.45%		
Nabors Industries, Inc.†	8,000	332,500
Oil & Gas Producers–3.65%		
Anadarko Petroleum Corp.	12,000	591,750
Apache Corp.	10,000	588,125
Coastal Corp., The	13,600	827,900
Devon Energy Corp.	4,000	224,750
Noble Affiliates, Inc.	7,000	260,750
Noble Drilling Corp.†	5,000	205,938
		2,699,213
Oil & Gas Services & Equipment–3.45%		
BJ Services Co.†	8,000	500,000
Dynegy, Inc.	6,000	409,875
ENSCO International, Inc.	17,500	626,719
Key Energy Services, Inc.†	40,000	385,000
R & B Falcon Corp.†	15,500	365,219
Smith International, Inc.†	3,700	269,406
		2,556,219
Pharmaceutical–9.59%		
Allergan, Inc.	6,700	499,150
ALZA Corp.†	13,500	798,188
Celgene Corp.†	3,500	206,063
Forest Laboratories, Inc.†	6,500	656,500
IVAX Corp.†	5,500	228,250
MedImmune, Inc.†	5,100	377,400

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Pharmaceutical–Continued		
Pfizer, Inc.	53,000	$ 2,544,000
Sepracor, Inc.†	4,700	566,938
Teva Pharmaceutical Industries, Ltd.	7,000	388,063
Titan Pharmaceuticals, Inc.†	6,000	258,000
Watson Pharmaceuticals, Inc.†	10,400	559,000
		7,081,552
Real Estate–0.63%		
Starwood Hotels & Resorts Worldwide, Inc.	14,300	462,069
Retail Stores–6.04%		
Best Buy Co., Inc.†	3,700	234,025
Dollar Tree Stores, Inc.†	11,250	445,078
Home Depot, Inc., The	15,000	749,063
Kohl's Corp.†	46,000	2,558,750
Walgreen Co.	15,000	482,813
		4,469,729
Telecommunications – Equipment & Services–10.33%		
ADC Telecommunications, Inc.†	12,000	1,006,500
Aeroflex, Inc.†	5,500	273,281
Andrew Corp.†	9,000	302,063
Digital Microwave Corp.†	10,500	400,313
E-Tek Dynamics, Inc.†	6,000	1,582,875
JDS Uniphase Corp.†	18,500	2,217,688
Nokia Oyj, SA, ADR	19,100	953,806
Nortel Networks Corp.	6,200	423,150
Scientific-Atlanta, Inc.	3,500	260,750
Vitesse Semiconductor, Inc.†	3,000	220,688
		7,641,114
Telecommunications – Wireless–1.25%		
Sprint Corp. – PCS Group†	11,000	654,500
VoiceStream Wireless Corp.†	2,300	267,483
		921,983
Telecommunications – Wireline–0.42%		
Copper Mountain Networks, Inc.†	3,500	308,438
TOTAL COMMON STOCK (Cost $53,218,752)		66,146,689

TOTAL INVESTMENTS (Cost $53,218,752)	89.51%		66,146,689
Other assets, less liabilities	10.49		7,775,828
TOTAL NET ASSETS	100.00%	$	73,922,517

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

"Economic figures have begun to suggest that the economy might be approaching the Fed's desired 'soft landing', although it is too early to be certain."

—Barclays Global Fund Advisors, Portfolio Manager—

INCEPTION DATE

May 1, 2000

FUND MANAGER

Barclays Global Fund Advisors

INVESTMENT OBJECTIVE AND STRATEGY

To approximate, before fees and expenses, the total rate of return of common stocks represented by the S&P 500 Index.

NET ASSETS AS OF 6/30/00

$180,253,814

NUMBER OF HOLDINGS

501

PORTFOLIO TURNOVER

2.68%

S&P 500 INDEX PORTFOLIO



Common Stock-96.46%

Cash-0.07%
S&P 500 Index Futures-3.47%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
General Electric Co.	4.19%
Intel Corp.	3.58%
Cisco Systems, Inc.	3.54%
Microsoft Corp.	3.37%
Pfizer, Inc.	2.42%
Exxon Mobil Corp.	2.19%
Wal-Mart Stores, Inc.	2.05%
Oracle Corp.	1.91%
Citigroup, Inc.	1.63%
Nortel Networks Corp.	1.62%

TOP TEN COUNTRIES	PERCENT OF PORTFOLIO‡
Pharmaceutical	18.31%
Electronics – Semiconductors	15.84%
Computer Equipment & Services	15.25%
Computer Software – Mini & Micro	13.78%
Retail Stores	13.49%
Banking	12.02%
Financial Services	11.69%
Diversified Operations	10.41%
Oil & Gas – Integrated	10.32%
Telecommunications – Equipment & Services	10.16%

‡Represents market value of investments plus cash.

May and June witnessed continued volatility in the equity markets amid growing inflationary fears. The S&P 500 Index, which has endured price declines and volatility for much of the year, declined further in May before resuming its uptrend in June. In a reversal of the first quarter's trends, inflationary concerns drove investors back to "old economy" stocks.

The month of May experienced the inflationary concerns and market volatility that had become common in the market during April. The retreat from "new economy" to "old economy" stocks that had begun earlier in the year continued into May. Telecommunications and technology shares suffered, while more traditional sectors, such as financial and utilities, fared well. On May 16, a much-anticipated 0.50% interest hike by the Federal Reserve, accompanied by a suggestion that future rate increases were likely, spurred additional volatility in the markets and sent stock prices lower. However, encouraging reports of lower existing home sales and durable goods orders in April — down 6.2% and 6.4%, respectively — showed some signs of a slowing economy. The S&P 500 Index was buoyed by the news, but still finished the month on a negative note, declining 2.05%.

Thanks to positive economic numbers released in June, pointing to a slower

S&P 500 INDEX PORTFOLIO

economy, the Federal Reserve Board left rates unchanged. The markets responded to the benign interest-rate environment by rebounding. However, because this news was particularly favorable to "new economy" stocks, the strongest rally was seen in Nasdaq shares, while the S&P 500 Index recovered 2.47% for the month. Economic figures have begun to suggest that the economy might be approaching the Fed's desired "soft landing", although it is too early to be certain.

The technology sector's meltdown in April and May led many investors to value stocks, which strongly outperformed growth during the month of May. In June, however, renewed confidence in the economy brought investors back to growth stocks, which outpaced value.

Barclays Global Investors (BGI) is the world's largest institutional manager and the world's largest provider of structured investment strategies such as indexing, tactical asset allocation and quantitative active strategies. With more than $783 billion in assets under management for almost 1,600 clients in 36 countries, BGI manages over 1,500 funds, which track over 200 indexes around the world.



S&P 500 Index Portfolio and the S&P 500 Index
Comparison of Change in Value of $10,000 Investment.

— S&P 500 Index Portfolio   — S&P 500 Index

$10,037
$10,029

AVERAGE ANNUAL TOTAL RETURNS		
	S&P 500 INDEX PORTFOLIO	S&P 500 INDEX
YTD	0.29%	0.36%
INCEPTION	0.29%	0.36%

Commencement of operations May 1, 2000. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the S&P 500 Index Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

S&P 500 INDEX PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Period from May 1, 2000 to June 30, 2000(A)
Net asset value, beginning of period	$ 10.00
Income From Investment Operations	
Net investment income	0.02
Net gains and losses on securities (both realized and unrealized)	0.01
Total from investment operations	0.03
Less Distributions to Shareholders	
Dividends from net investment income	
Dividends in excess of net investment income	
Distributions from capital gains	
Distributions in excess of capital gains	
Returns of capital	
Total distributions	0.00
Net asset value, end of period	$ 10.03
Total Return (B)	0.29%
Ratios to Average Net Assets: (C)	
Expenses	0.28%
Net investment income	0.36%
Portfolio Turnover Rate	2.68%
Net Assets, At End of Period	$180,253,814

(A) Per share data calculated from the initial offering date, May 1, 2000, for sale to Jefferson Pilot Financial separate accounts.

(B) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(C) Jefferson Pilot Investment Advisory Corp. ("JPIA") has entered into an Expense Reimbursement Plan with the Portfolio. JPIA has agreed to maintain the operating expenses (excluding interest, taxes, brokerage commissions or extraordinary expenses) of the Portfolio at an annual rate of 0.28% of average daily net assets. Had these fees not been reimbursed, the expense ratio would have been 0.37% and the net investment income ratio would have been 0.27% for the period from May 1, 2000 through June 30, 2000. Per share data and ratios are calculated on an annualized basis.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK 96.30%

Company	Shares	Market Value
Advertising–0.25%		
Interpublic Group of Companies, Inc., The	4,186	$ 179,998
Omnicom Group, Inc.	2,464	219,450
Young & Rubicam, Inc.	1,000	57,188
		456,636
Aerospace & Defense–0.99%		
B.F. Goodrich Co., The	1,500	51,094
Boeing Co., The	12,586	526,252
General Dynamics Corp.	2,800	146,300
Honeywell International, Inc.	11,050	372,247
Lockheed Martin Corp.	5,552	137,759
Northrop Grumman Corp.	970	64,263
Raytheon Co., Class B	4,700	90,475
United Technologies Corp.	6,528	384,336
		1,772,726
Agricultural Operations–0.05%		
Archer-Daniels-Midland Co.	8,400	82,425
Airlines–0.17%		
AMR Corp.†	2,100	55,519
Delta Air Lines, Inc.	1,698	85,855
Southwest Airlines Co.	6,884	130,366
US Airways Group, Inc.†	924	36,036
		307,776
Appliances–0.05%		
Maytag Corp.	1,087	40,083
Whirlpool Corp.	1,000	46,625
		86,708
Automotive Manufacturing–0.67%		
Ford Motor Co.	16,722	719,046
General Motors Corp.	7,422	430,940
Navistar International Corp.†	858	26,652
PACCAR, Inc.	1,062	42,148
		1,218,786
Automotive Parts & Equipment–0.23%		
Cooper Tire & Rubber Co.	1,100	12,238
Cummins Engine Co., Inc.	600	16,350
Dana Corp.	2,113	44,769
Delphi Automotive Systems Corp.	7,811	113,748
Genuine Parts Co.	2,500	50,000

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Automotive Parts & Equipment–Continued		
Goodyear Tire & Rubber Co., The	2,200	$ 44,000
Johnson Controls, Inc.	1,200	61,575
TRW, Inc.	1,700	73,738
Visteon Corp.†	2,189	26,547
		442,965
Automotive Truck Rental–0.01%		
Ryder System, Inc.	870	16,476
Banking–4.86%		
AmSouth Bancorporation	5,400	85,050
Bank of New York Co., Inc., The	10,232	475,788
Bank One Corp.	15,912	422,663
Bank of America Corp.	22,994	988,742
Charter One Financial, Inc.	2,910	66,930
Chase Manhattan Corp., The	17,160	790,433
Citigroup, Inc.	46,822	2,821,026
Comerica, Inc.	2,170	97,379
First Union Corp.	13,604	337,549
Golden West Financial Corp.	2,192	89,461
Huntington Bancshares, Inc.	3,100	49,019
KeyCorp	6,032	106,314
Northern Trust Corp.	3,084	200,653
Old Kent Financial Corp.	1,869	49,996
PNC Financial Services Group	4,028	188,813
Providian Financial Corp.	1,980	178,200
Southtrust Corp.	2,350	53,169
State Street Corp.	2,232	236,732
Summit Bancorp	2,450	60,331
SunTrust Banks, Inc.	4,196	191,705
U.S. Bancorp	10,430	200,778
Union Planters Corp.	1,900	53,081
Wachovia Corp.	2,800	151,900
Wells Fargo & Co.	22,354	866,218
		8,761,930
Beverages–2.13%		
Adolph Coors Co., Class B	500	30,250
Anheuser-Busch Companies, Inc.	6,268	468,141
Brown-Forman Corp., Class B	950	51,063
Coca-Cola Enterprises, Inc.	5,834	95,167
Coca-Cola Co., The	34,340	1,972,404
PepsiCo, Inc.	19,994	888,483
Seagram Co., Ltd., The	6,040	350,320
		3,855,828

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Broadcasting–0.48%		
Clear Channel Communications, Inc.†	4,702	$ 352,650
Comcast Corp.†	12,454	504,387
		857,037
Building Construction–0.03%		
Centex Corp.	800	18,800
Kaufman & Broad Home Corp.	700	13,869
Pulte Corp.	600	12,975
		45,644
Building Materials–0.05%		
Armstrong Holdings, Inc.	600	9,188
Louisiana-Pacific Corp.	1,500	16,313
Owens Corning	800	7,400
Vulcan Materials Co.	1,400	59,763
		92,664
Chemicals–0.94%		
Air Products & Chemicals, Inc.	3,181	98,015
Ashland, Inc.	1,000	35,063
Dow Chemical Co., The	9,380	283,159
E.I. du Pont de Nemours & Co.	14,530	635,688
Eastman Chemical Co.	1,064	50,806
Ecolab, Inc.	1,800	70,313
Engelhard Corp.	1,800	30,713
Great Lakes Chemical Corp.	754	23,751
Hercules, Inc.	1,500	21,094
PPG Industries, Inc.	2,400	106,350
Praxair, Inc.	2,200	82,363
Rohm & Haas Co.	3,018	104,121
Sigma-Aldrich Corp.	1,182	34,574
Union Carbide Corp.	1,870	92,565
W.R. Grace & Co.†	1,000	12,125
		1,680,700
Commercial Services–0.33%		
Cendant Corp.†	10,004	140,056
Convergys Corp.†	2,130	110,494
Dun & Bradstreet Corp., The	2,243	64,206
McDermott International, Inc.	800	7,050
Paychex, Inc.	5,151	216,342
Quintiles Transnational Corp.†	1,600	22,600
W.W. Grainger, Inc.	1,300	40,056
		600,804

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Equipment & Services–6.19%		
Apple Computer, Inc.†	4,516	$ 236,526
Automatic Data Processing, Inc.	8,702	466,101
Ceridian Corp.†	2,000	48,125
Compaq Computer Corp.	23,558	602,201
Computer Sciences Corp.†	2,322	173,424
Comverse Technology, Inc.†	2,120	197,160
Dell Computer Corp.†	35,728	1,761,837
Electronic Data Systems Corp.	6,462	266,558
EMC Corp.†	30,106	2,316,280
First Data Corp.	5,720	283,855
Hewlett-Packard Co.	13,876	1,732,766
International Business Machines Corp.	24,598	2,695,018
Lexmark International, Inc.†	1,780	119,705
Parametric Technology Corp.†	3,800	41,800
Seagate Technology, Inc.†	3,152	173,360
		11,114,716
Computer Information Systems–0.07%		
NCR Corp.†	1,320	51,398
Unisys Corp.†	4,350	63,347
		114,745
Computer Network–3.83%		
3Com Corp.†	4,868	280,519
Adaptec, Inc.†	1,400	31,850
Cabletron Systems, Inc.†	2,500	63,125
Cisco Systems, Inc.†	96,514	6,134,671
Network Appliance, Inc.†	4,230	340,515
Novell, Inc.†	4,600	42,550
		6,893,230
Computer Software – Mainframe–1.94%		
BMC Software, Inc.†	3,400	124,047
Compuware Corp.†	5,000	51,875
Oracle Corp.†	39,382	3,310,549
		3,486,471
Computer Software – Mini & Micro–5.58%		
Adobe Systems, Inc.	1,660	215,800
Autodesk, Inc.	800	27,750
Citrix Systems, Inc.†	2,568	48,632
Computer Associates International, Inc.	8,164	417,895
Gateway, Inc.†	4,464	253,332
Mercury Interactive Corp.†	1,100	106,425
Microsoft Corp.†	73,014	5,841,120

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Computer Software – Mini & Micro–Continued		
PeopleSoft, Inc.†	3,800	$ 63,650
Siebel Systems, Inc.†	2,768	452,741
Sun Microsystems, Inc.†	22,000	2,000,625
VERITAS Software Corp.†	5,420	612,545
		10,040,515
Consulting Services–0.05%		
Sapient Corp.†	816	87,261
Cosmetics & Personal Care–0.91%		
Alberto-Culver Co., Class B	772	23,594
Avon Products, Inc.	3,294	146,583
Colgate-Palmolive Co.	8,000	479,000
Gillette Co., The	14,484	506,035
International Flavors & Fragrances, Inc.	1,426	43,047
Kimberly-Clark Corp.	7,708	442,247
		1,640,506
Diversified Operations–4.21%		
FMC Corp.†	420	24,360
Fortune Brands, Inc.	2,196	50,645
General Electric Co.	137,268	7,275,155
Illinois Tool Works, Inc.	4,200	239,400
		7,589,560
Electrical Equipment–0.46%		
AES Corp., The†	5,914	269,826
American Power Conversion Corp.†	2,680	109,378
Emerson Electric Co.	5,920	357,420
PerkinElmer, Inc.	680	44,965
Thermo Electron Corp.†	2,162	45,537
		827,126
Electronic Components–1.01%		
Analog Devices, Inc.†	4,908	373,008
Linear Technology Corp.	4,316	275,954
Maxim Integrated Products, Inc.†	3,922	266,451
Sanmina Corp.†	2,058	175,959
Solectron Corp.†	8,272	346,390
Thomas & Betts Corp.	800	15,300
Xilinx, Inc.†	4,458	368,064
		1,821,126

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronics–0.43%		
Agilent Technologies, Inc.†	6,271	$ 462,486
Molex, Inc.	2,722	130,996
Teradyne, Inc.†	2,390	175,665
		769,147
Electronics – Semiconductors–6.42%		
Advanced Micro Devices, Inc.†	2,125	164,156
Altera Corp.†	2,762	281,551
Applied Materials, Inc.†	11,204	1,015,363
Conexant Systems, Inc.†	3,020	146,848
Intel Corp.	46,466	6,211,923
KLA-Tencor Corp.†	2,580	151,091
LSI Logic Corp.†	4,258	230,464
Micron Technology, Inc.†	7,698	677,905
Motorola, Inc.	29,862	867,864
National Semiconductor Corp.†	2,448	138,924
Novellus Systems, Inc.†	1,810	102,378
Texas Instruments, Inc.	22,704	1,559,481
		11,547,948
Engineering & Construction–0.02%		
Fluor Corp.	1,059	33,491
Entertainment & Leisure–0.74%		
Brunswick Corp.	1,218	20,173
Carnival Corp.	8,386	163,527
Harrah's Entertainment, Inc.†	1,690	35,384
Walt Disney Co., The	28,828	1,118,887
		1,337,971
Environmental Controls–0.10%		
Allied Waste Industries, Inc.†	2,620	26,200
Waste Management, Inc.	8,616	163,704
		189,904
Financial Services–4.76%		
American Express Co.	18,535	966,137
Associates First Capital Corp.	10,106	225,490
BB&T Corp.	4,800	114,600
Bear Stearns Companies, Inc., The	1,534	63,853
Capital One Financial Corp.	2,716	121,202
Charles Schwab Corp., The	18,892	635,244
Countrywide Credit Industries, Inc.	1,600	48,500

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Financial Services–Continued		
Deluxe Corp.	1,002	$ 23,610
Equifax, Inc.	1,958	51,398
Freddie Mac	9,644	390,582
Fannie Mae	13,976	729,373
Fifth Third Bancorp	4,300	271,975
Firstar Corp.	13,458	283,459
FleetBoston Financial Corp.	12,504	425,136
Franklin Resources, Inc.	3,378	102,607
H&R Block, Inc.	1,364	44,160
Household International, Inc.	6,560	272,650
J.P. Morgan & Co., Inc.	2,252	248,002
Lehman Brothers Holdings, Inc.	1,680	158,865
MBIA, Inc.	1,364	65,728
MBNA Corp.	11,124	301,739
Mellon Financial Corp.	6,814	248,285
Merrill Lynch & Co., Inc.	5,382	618,930
MGIC Investment Corp.	1,468	66,794
Morgan Stanley Dean Witter & Co.	15,704	1,307,358
National City Corp.	8,410	143,496
Paine Webber Group, Inc.	2,020	91,910
Regions Financial Corp.	3,060	60,818
SLM Holding Corp.	2,172	81,314
Synovus Financial Corp.	3,918	69,055
T. Rowe Price Associates, Inc.	1,675	71,188
Washington Mutual, Inc.	7,600	219,450
		8,522,908
Food Products–1.01%		
Bestfoods	3,808	263,704
Campbell Soup Co.	5,862	170,731
General Mills, Inc.	4,044	154,683
H.J. Heinz Co.	4,886	213,763
Hershey Foods Corp.	1,900	92,506
Kellogg Co.	5,600	166,600
Nabisco Group Holdings Corp.	4,528	117,445
Quaker Oats Co., The	1,816	136,427
Ralston-Ralston Purina Group	4,256	84,854
Sara Lee Corp.	12,064	232,986
SUPERVALU, Inc.	1,800	34,313
Wm. Wrigley Jr. Co.	1,582	126,857
		1,794,869

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Food Service & Restaurants–0.59%		
ConAgra, Inc.	6,800	$ 129,625
Darden Restaurants, Inc.	1,716	27,885
McDonald's Corp.	18,540	610,661
SYSCO Corp.	4,610	194,196
Tricon Global Restaurants, Inc.†	2,046	57,800
Wendy's International, Inc.	1,578	28,108
		1,048,275
Forest Products & Paper–0.36%		
Boise Cascade Corp.	800	20,700
Fort James Corp.	2,854	65,999
Georgia-Pacific Group	2,400	63,000
International Paper Co.	6,703	199,829
Mead Corp., The	1,400	35,350
Potlatch Corp.	400	13,250
Temple-Inland, Inc.	726	30,492
Westvaco Corp.	1,394	34,589
Weyerhaeuser Co.	3,232	138,976
Willamette Industries, Inc.	1,536	41,856
		644,041
Healthcare–0.65%		
Bausch & Lomb, Inc.	736	56,948
Cardinal Health, Inc.	3,820	282,680
HCA-The Healthcare Corp.	7,736	234,981
HEALTHSOUTH Corp.†	5,400	38,813
Humana, Inc.†	2,300	11,213
IMS Health, Inc.	4,123	74,214
Manor Care, Inc.†	1,400	9,800
McKesson HBOC, Inc.	3,908	81,824
Tenet Healthcare Corp.	4,338	117,126
UnitedHealth Group, Inc.	2,252	193,109
WellPoint Health Networks, Inc.†	860	62,296
		1,163,004
Holding Companies–0.05%		
Loews Corp.	1,368	82,080
Home Furnishings–0.13%		
Leggett & Platt, Inc.	2,725	44,963
Masco Corp.	6,200	111,988
Newell Rubbermaid, Inc.	3,698	95,224
		252,175

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Household Products–0.85%		
Clorox Co., The	3,256	$ 145,910
Procter & Gamble Co., The	18,146	1,038,859
Unilever, NV	7,930	340,990
		1,525,759
Insurance–2.70%		
Aetna, Inc.	1,954	125,422
AFLAC, Inc.	3,700	169,969
Allstate Corp., The	10,331	229,865
American General Corp.	3,450	210,450
American International Group, Inc.	21,386	2,512,855
Aon Corp.	3,550	110,272
Chubb Corp., The	2,426	149,199
CIGNA Corp.	2,259	211,217
Cincinnati Financial Corp.	2,230	70,106
Conseco, Inc.	4,600	44,850
Hartford Financial Services Group, Inc., The	2,981	166,750
Jefferson-Pilot Corp.	1,430	80,706
Lincoln National Corp.	2,660	96,093
Marsh & McLennan Companies, Inc.	3,740	390,596
Progressive Corp., The	1,012	74,888
SAFECO Corp.	1,800	35,775
St. Paul Companies, Inc., The	2,942	100,396
Torchmark Corp.	1,800	44,438
UnumProvident Corp.	3,336	66,929
		4,890,776
Internet Services–1.45%		
America Online, Inc.†	31,876	1,681,459
Yahoo!, Inc.†	7,538	933,770
		2,615,229
Lodging–0.10%		
Hilton Hotels Corp.	5,100	47,813
Marriott International, Inc.	3,324	119,872
		167,685
Machinery–0.21%		
Black & Decker Corp., The	1,200	47,175
Briggs & Stratton Corp.	300	10,275
Caterpillar, Inc.	4,836	163,820
Ingersoll-Rand Co.	2,246	90,402
Snap-on, Inc.	800	21,300
Stanley Works, The	1,200	28,500
		361,472

†Non-income producing security.

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Manufacturing–2.01%		
Cooper Industries, Inc.	1,300	$ 42,331
Corning, Inc.	3,826	1,032,542
Crane Co.	840	20,423
Danaher Corp.	1,966	97,194
Deere & Co.	3,246	120,102
Dover Corp.	2,816	114,224
Eaton Corp.	1,000	67,000
Harley-Davidson, Inc.	4,200	161,700
ITT Industries, Inc.	1,250	37,969
Millipore Corp.	638	48,089
Minnesota Mining & Manufacturing Co.	5,492	453,090
National Service Industries, Inc.	600	11,700
Pall Corp.	1,700	31,450
Parker-Hannifin Corp.	1,570	53,773
Rockwell International Corp.	2,600	81,900
Textron, Inc.	2,000	108,625
Timken Co., The	800	14,900
Tyco International, Ltd.	23,420	1,109,523
		3,606,535
Medical – Biotechnology–1.14%		
Amgen, Inc.†	14,250	1,001,063
Biogen, Inc.†	2,060	132,870
Pharmacia Corp.	17,612	910,320
		2,044,253
Medical Products–2.06%		
Baxter International, Inc.	4,028	283,219
Becton, Dickinson and Co.	3,500	100,406
Biomet, Inc.	1,641	63,076
Boston Scientific Corp.†	5,656	124,079
C. R. Bard, Inc.	700	33,688
Guidant Corp.†	4,252	210,474
Johnson & Johnson	19,298	1,965,984
Mallinckrodt, Inc.	932	40,484
Medtronic, Inc.	16,606	827,186
St. Jude Medical, Inc.†	1,162	53,307
		3,701,903
Medical Supplies–0.11%		
Pe Corp-Pe Biosystems Group	2,880	189,720

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Mining & Metals – Ferrous & Nonferrous–0.33%		
Alcan Aluminium, Ltd.	3,036	$ 94,116
Alcoa, Inc.	11,988	347,652
Allegheny Technologies, Inc.	1,154	20,772
Bethlehem Steel Corp.†	1,700	6,056
Inco, Ltd.†	2,520	38,745
Nucor Corp.	1,180	39,161
Phelps Dodge Corp.	1,092	40,609
USX-U.S. Steel Group	1,250	23,203
Worthington Industries, Inc.	1,200	12,600
		622,914
Mining & Metals – Precious–0.13%		
Barrick Gold Corp.	5,500	100,031
Freeport-McMoRan Copper & Gold, Inc.†	2,200	20,350
Homestake Mining Co.	3,613	24,839
Newmont Mining Corp.	2,350	50,819
Placer Dome, Inc.	4,600	43,988
		240,027
Multimedia–1.77%		
Gannett Co., Inc.	3,698	221,187
McGraw-Hill Cos., Inc., The	2,698	145,692
Time Warner, Inc.	18,256	1,387,456
Viacom, Inc., Class B†	21,159	1,442,779
		3,197,114
Office Equipment–0.28%		
Avery Dennison Corp.	1,556	104,447
Pitney Bowes, Inc.	3,576	143,040
Tektronix, Inc.	668	49,432
Xerox Corp.	9,244	191,813
		488,732
Oil & Gas – Distribution & Marketing–0.77%		
Burlington Resources, Inc.	3,000	114,750
Columbia Energy Group	1,118	73,369
El Paso Energy Corp.	3,200	163,000
Enron Corp.	10,156	655,062
NICOR, Inc.	644	21,011
ONEOK, Inc.	400	10,375
Sempra Energy	2,800	47,600
Tosco Corp.	2,004	56,738
Williams Companies, Inc., The	6,128	255,461
		1,397,366

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas – Integrated–4.18%		
Amerada Hess Corp.	1,270	$ 78,423
Chevron Corp.	9,046	767,214
Conoco, Inc., Class B	8,662	212,760
Exxon Mobil Corp.	48,300	3,791,550
Occidental Petroleum Corp.	5,150	108,472
Phillips Petroleum Co.	3,522	178,521
Royal Dutch Petroleum Co., ADR	29,752	1,831,608
Sunoco, Inc.	1,228	36,149
Texaco, Inc.	7,658	407,789
USX-Marathon Group	4,300	107,769
		7,520,255
Oil & Gas Producers–0.36%		
Anadarko Petroleum Corp.	1,776	87,579
Apache Corp.	1,578	92,806
Coastal Corp., The	2,968	180,677
Kerr-McGee Corp.	1,300	76,619
Rowan Companies, Inc.†	1,302	39,548
Union Pacific Resources Group, Inc.	3,496	76,912
Unocal Corp.	3,369	111,598
		665,739
Oil & Gas Services & Equipment–0.66%		
Baker Hughes, Inc.	4,600	147,200
Halliburton Co.	6,170	291,147
Schlumberger, Ltd.	7,896	589,239
Transocean Sedco Forex, Inc.	2,920	156,038
		1,183,624
Packaging & Containers–0.09%		
Ball Corp.	400	12,875
Bemis Co., Inc.	736	24,748
Crown Cork & Seal Co., Inc.	1,776	26,640
Owens-Illinois, Inc.†	2,000	23,375
Pactiv Corp.†	2,450	19,294
Sealed Air Corp.†	1,170	61,279
Tupperware Corp.	800	17,600
		185,811
Pharmaceutical–7.41%		
Abbott Laboratories	21,498	958,005
Allergan, Inc.	1,798	133,951
ALZA Corp.†	1,424	84,194
American Home Products Corp.	18,095	1,063,081
Bristol-Myers Squibb Co.	27,368	1,594,186

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Pharmaceutical–Continued		
Eli Lilly & Co.	15,670	$ 1,565,041
MedImmune, Inc.†	2,894	214,156
Merck & Co., Inc.	31,904	2,444,644
Pfizer, Inc.	87,336	4,192,104
Schering-Plough Corp.	20,314	1,025,857
Watson Pharmaceuticals, Inc.†	1,340	72,025
		13,347,244
Photo Equipment–0.15%		
Eastman Kodak Co.	4,298	255,731
Polaroid Corp.	600	10,838
		266,569
Publishing & Printing–0.28%		
American Greetings Corp., Class A	894	16,986
Dow Jones & Co., Inc.	1,220	89,365
Harcourt General, Inc.	994	54,049
Knight-Ridder, Inc.	1,078	57,336
Meredith Corp.	700	23,625
New York Times Co., The	2,358	93,141
R. R. Donnelley & Sons Co.	1,690	38,131
Tribune Co.	4,278	149,730
		522,363
Railroad–0.12%		
Burlington Northern Sante Fe Corp.	5,942	136,295
Norfolk Southern Corp.	5,315	79,061
		215,356
Retail Stores–5.46%		
Albertson's, Inc.	5,878	195,444
AutoZone, Inc.†	1,856	40,832
Bed Bath & Beyond, Inc.†	1,946	70,543
Best Buy Co., Inc.†	2,850	180,263
Circuit City Stores-Circuit City Group	2,800	92,925
Consolidated Stores Corp.†	1,500	18,000
Costco Wholesale Corp.†	6,200	204,600
CVS Corp.	5,414	216,560
Dillards, Inc., Class A	1,298	15,901
Dollar General Corp.	4,566	89,037
Federated Department Stores, Inc.†	2,968	100,170
Gap, Inc., The	11,806	368,938
Great Atlantic & Pacific Tea Co., Inc., The	500	8,313
Home Depot, Inc., The	32,090	1,602,494

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Retail Stores–Continued		
J.C. Penney Co., Inc.	3,600	$ 66,375
Kmart Corp.†	6,700	45,644
Kohl's Corp.†	4,526	251,759
Kroger Co., The†	11,584	255,572
Limited, Inc., The	6,000	129,750
Longs Drug Stores Corp.	500	10,875
Lowe's Companies, Inc.	5,300	217,631
May Department Stores Co., The	4,650	111,600
Nordstrom, Inc.	1,900	45,838
Office Depot, Inc.†	4,386	27,413
Rite Aid Corp.	3,700	24,281
Safeway, Inc.†	6,886	310,731
Sears, Roebuck & Co.	4,891	159,569
Sherwin-Williams Co., The	2,300	48,731
Staples, Inc.†	6,720	103,320
Starbucks Corp.†	2,560	97,760
RadioShack Corp.	2,590	122,701
Target Corp.	6,326	366,908
Tiffany & Co.	1,006	67,905
TJX Companies, Inc., The	4,162	78,038
Toys "R" Us, Inc.†	3,000	43,688
Walgreen Co.	13,984	450,110
Wal-Mart Stores, Inc.	61,840	3,563,530
Winn-Dixie Stores, Inc.	2,000	28,625
		9,832,374
Telecommunications – Equipment & Services–4.12%		
ADC Telecommunications, Inc.†	4,682	392,703
Andrew Corp.†	1,118	37,523
Global Crossing, Ltd.†	12,250	322,328
Lucent Technologies, Inc.	45,182	2,677,034
Nortel Networks Corp.	41,100	2,805,075
QUALCOMM, Inc.†	10,290	617,400
Scientific-Atlanta, Inc.	2,200	163,900
Tellabs, Inc.†	5,682	388,862
		7,404,825
Telecommunications – Integrated–3.80%		
ALLTEL Corp.	4,380	271,286
AT&T Corp.	52,066	1,646,571
Bell Atlantic Corp.	21,446	1,089,725
SBC Communications, Inc.	47,198	2,041,314
WorldCom, Inc.†	39,724	1,822,339
		6,871,235

†Non-income producing security.

See notes to financial statements.

S&P 500 INDEX PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Wireless–0.78%		
Nextel Communications, Inc.†	10,522	$ 643,815
Sprint Corp. – PCS Group†	12,698	755,531
		1,399,346
Telecommunications – Wireline–1.79%		
BellSouth Corp.	26,106	1,112,768
CenturyTel, Inc.	1,946	55,948
GTE Corp.	13,358	831,536
Sprint Corp. – Fon Group	12,150	619,650
U S WEST, Inc.	7,050	604,538
		3,224,440
Textiles & Apparel–0.13%		
Liz Claiborne, Inc.	756	26,649
Nike, Inc., Class B	3,794	151,049
Reebok International, Ltd.†	800	12,750
Russell Corp.	500	10,000
Springs Industries, Inc., Class A	250	8,047
V.F. Corp.	1,584	37,719
		246,214
Tobacco–0.49%		
Philip Morris Companies, Inc.	31,726	842,722
UST, Inc.	2,250	33,047
		875,769
Toys–0.06%		
Hasbro, Inc.	2,388	35,969
Mattel, Inc.	5,900	77,806
		113,775
Transportation–0.28%		
CSX Corp.	3,000	63,563
FedEx Corp.†	4,050	153,900
Kansas City Southern Industries, Inc.	1,546	137,111
Union Pacific Corp.	3,438	127,851
		482,425
Travel Services–0.03%		
Sabre Holdings Corp.	1,790	51,015
Utilities – Electric & Gas–1.45%		
Ameren Corp.	1,904	64,260
American Electric Power Co., Inc.	4,460	132,128
Cinergy Corp.	2,204	56,064
CMS Energy Corp.	1,522	33,674

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Utilities – Electric & Gas–Continued		
Consolidated Edison, Inc.	2,940	$ 87,098
Constellation Energy Group	2,076	67,600
CP&L, Inc.	2,214	70,710
Dominion Resources, Inc.	3,300	141,488
DTE Energy Co.	1,978	60,453
Duke Energy Corp.	5,100	287,513
Eastern Enterprises	380	23,940
Edison International	4,610	94,505
Entergy Corp.	3,190	86,728
FirstEnergy Corp.	3,170	74,099
Florida Progress Corp.	1,368	64,125
FPL Group, Inc.	2,472	122,364
GPU, Inc.	1,682	45,519
New Century Energies, Inc.	1,616	48,480
Niagara Mohawk Holdings, Inc.†	2,391	33,325
Northern States Power Co.	2,179	43,989
PECO Energy Co.	2,352	94,815
Peoples Energy Corp.	500	16,188
PG&E Corp.	5,346	131,645
Pinnacle West Capital Corp.	1,200	40,650
PPL Corp.	2,001	43,897
Public Service Enterprise Group, Inc.	3,000	103,875
Reliant Energy, Inc.	4,102	121,265
Southern Co., The	8,999	209,789
TXU Corp.	3,658	107,911
Unicom Corp.	2,466	95,403
		2,603,500
TOTAL COMMON STOCK (Cost $173,043,190)		173,341,538

SHORT-TERM OBLIGATIONS—0.20%

	Principal Value	
Government Agency–0.20%		
US Treasury Bill, 5.780%, due 09/21/00*	$ 360,000	355,464
TOTAL SHORT-TERM OBLIGATIONS (Cost $355,388)		355,464
TOTAL INVESTMENTS (Cost $173,398,578)	96.50%	173,697,002
Other assets, less liabilities	3.50	6,556,812
TOTAL NET ASSETS	100.00%	$180,253,814

†Non-income producing security.

*Security was pledged to cover margin requirements for futures contracts.

See notes to financial statements.

VALUE PORTFOLIO

"We believe that sentiment toward value stocks will continue to improve materially in the future."

—Scott T. Lewis and Robert E. Rescoe, Portfolio Managers—

INCEPTION DATE
May 1, 1992

FUND MANAGER
Credit Suisse Asset Management, LLC

INVESTMENT OBJECTIVE AND STRATEGY
To seek long-term growth of capital by investing primarily in companies whose earnings power, asset value, or intrinsic worth do not appear to be reflected in the current stock price.

NET ASSETS AS OF 6/30/00
$77,907,067

NUMBER OF HOLDINGS
75

PORTFOLIO TURNOVER
37.32%

SCOTT T. LEWIS
Managing Director

- Joined Credit Suisse in 1999, formerly with Warburg Pincus Asset Management since 1986
- 16 years of investment experience
- M.B.A. from New York University's Stern School of Business
- B.S. from New York University

ROBERT E. RESCOE, CFA
Director

- Joined Credit Suisse in 1999, formerly with Warburg Pincus Asset Management since 1983
- M.B.A. from University of Texas
- B.A. from Tulane University
- Chartered Financial Analyst

VALUE PORTFOLIO



Common Stock-91.66%

Preferred Stock-0.57%
Cash-7.77%

TOP TEN EQUITIES	PERCENT OF PORTFOLIO‡
BP Amoco, ADR	3.19%
Keebler Foods Co.	2.66%
R & B Falcon Corp.	2.59%
Eli Lilly and Co.	2.58%
Lehman Brothers Holdings, Inc.	2.33%
Exxon Mobil Corp.	2.05%
Comerica, Inc.	2.04%
Total Fina, SA, ADR	1.91%
Devon Energy Corp.	1.89%
General Mills, Inc.	1.86%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Oil & Gas – Integrated	10.73%
Retail Stores	7.31%
Telecommunications – Integrated	6.48%
Banking	6.47%
Manufacturing	6.38%
Food Products	6.02%
Pharmaceutical	5.05%
Financial Services	4.62%
Oil & Gas Services & Equipment	4.27%
Oil & Gas Producers	4.25%

‡Represents market value of investments plus cash.

While the first quarter was an overall positive (though quite turbulent period) for the U.S. stock market, the second quarter was difficult and highly volatile, reflecting inflation and interest-rate uncertainties, concerns over valuations on technology stocks and other factors, such as worries regarding the wider implications of the government's antitrust suit against Microsoft.

The air of uncertainty aided a number of value stocks, however. Investors deemed certain relatively inexpensive stocks to be attractive on the basis of their potential downside protection and their underlying companies' earnings prospects (to be sure, a number of value stocks continued to languish). All told, the value group handily outperformed growth-oriented stocks for the second quarter of this year vs. the first quarter where growth stocks were favored.

The JPVF Value Portfolio had a modest loss of 0.45% for the three months, vs. a loss of 2.66% for the S&P 500 Index and a loss of 1.53% for the Lipper Multi-Cap Value Index. Stocks that helped the Portfolio included its energy, health-care and food & beverage holdings. On the negative side, stocks that hampered the Portfolio included its retail holdings.

We made few noteworthy changes to the Portfolio during the first half of the year in terms of sector emphasis or, for that matter, individual holdings. The Portfolio's relatively low turnover for the period was consistent with our value-based stock-selection process, and value investing generally, which typically stresses a patient approach (momentum investing, by contrast, often generates high turnover, with investors rotating quickly among market sectors).

The Portfolio's largest sector weighting throughout the period remained the energy area (15.79%), where we believe a number of stocks offer compelling value. We continued to emphasize integrated multinational oil companies undergoing significant restructurings, for example as the result of merger activity. Representative holdings in this regard continued to include BP Amoco (3.35%) and Exxon Mobil (2.15%). Another energy holding worthy of mention, and one we added in May, was El Paso Energy (1.28%), which owns North America's largest natural-gas pipeline system.

Another area of emphasis for the Portfolio remained financial-services and bank and savings & loans sectors during the first six months (5.96% and 7.06% of the portfolio, respectively). While the group continued to be restrained by interest-rate uncertainties, we believe that certain financial names are compelling, given their relatively low valuations and a supportive backdrop of global economic growth and stable

VALUE PORTFOLIO

inflation. One financial name we added during the second quarter was Allied Capital (0.93%), an investment company that provides capital to small, rapidly growing enterprises, among other investment targets.

Within the consumer segment, we maintained a noteworthy position in the retail sector (7.81%). Notwithstanding the group's difficult quarter, we believe that retail stocks, and certain names in particular, will benefit over the longer term from a healthy economy and improved inventory management. We also maintained exposure to less-cyclical consumer stocks, mostly via the food, beverages and tobacco sector (7.87%), where ongoing restructuring programs and a wave of consolidation activity stand to materially improve earnings going forward.

Elsewhere of note, we modestly raised our weighting in the telecommunications & equipment sector (8.86%), purchasing CenturyTel in May (1.30%), a diversified regional services provider based in Louisiana. We established the position after the stock declined sharply in April on earnings uncertainties. In our view, the company's recent acquisitions (which have clouded its near-term earnings outlook) will prove to be significant sources of earnings improvements over time.

The rest of the portfolio remained invested across a range of sectors, including capital-equipment (7.22%), industrial manufacturing & processing (4.56%), health-care (4.19%) and pharmaceuticals (5.47%). We remained underweighted in technology stocks,



Value Portfolio and the S&P 500 Index
Comparison of Change in Value of $10,000 Investment.

which we generally deemed to be expensive, though we deemed certain computer names to be attractive based on factors such as healthy balance sheets and good unit-growth prospects.

Looking ahead, we believe that sentiment toward value stocks will continue to improve materially in the future. Valuation discrepancies between growth-oriented stocks and those typically associated with value investing (e.g., out-of-favor economically sensitive stocks) remain as wide as they have been in decades. Many value stocks, meanwhile, represent companies with healthy and improving fundamentals. This stands to benefit value-oriented sectors of the market, barring any long-term retreat from equities (generally given the strong economy, we believe that stocks will remain, on the whole, compelling compared to other asset classes). As ever, our focus will remain on identifying fundamentally undervalued companies with the brightest longer-term prospects.

AVERAGE ANNUAL TOTAL RETURNS

	VALUE	S&P 500 INDEX
YTD	-2.04%	-0.42%
1 YEAR	-9.88%	7.25%
5 YEARS	15.43%	23.77%
INCEPTION	14.11%	19.18%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Value Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The S&P 500 Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

VALUE PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 20.06	$ 19.12	$ 17.11	$ 16.91	$ 14.41	$ 11.22
Income From Investment Operations						
Net investment income	0.10	0.17	0.15	0.15	0.18	0.15
Net gains and losses on securities (both realized and unrealized)	(0.49)	0.92	2.01	4.67	3.12	3.62
Total from investment operations	(0.39)	1.09	2.16	4.82	3.30	3.77
Less Distributions to Shareholders						
Dividends from net investment income	(0.10)		(0.15)	(0.15)	(0.18)	(0.15)
Dividends in excess of net investment income	(0.07)					
Distributions from capital gains		(0.15)		(4.21)	(0.62)	(0.29)
Distributions in excess of capital gains	(2.08)			(0.26)		(0.14)
Returns of capital						
Total distributions	(2.25)	(0.15)	(0.15)	(4.62)	(0.80)	(0.58)
Net asset value, end of period	$ 17.42	$ 20.06	$ 19.12	$ 17.11	$ 16.91	$ 14.41
Total Return (A)	(2.04%)	5.75%	12.63%	28.92%	22.88%	33.58%
Ratios to Average Net Assets: (B)						
Expenses	0.83%	0.85%	0.86%	0.85%	0.88%	0.92%
Net investment income	1.21%	0.89%	0.87%	1.03%	1.39%	1.50%
Portfolio Turnover Rate	37.32%	99.60%	66.19%	129.53%	35.69%	32.30%
Net Assets, At End of Period	$77,907,067	$76,424,174	$65,309,530	$39,678,076	$23,711,696	$13,126,023

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

VALUE PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—89.85%

Company	Shares	Market Value
Aerospace & Defense–2.03%		
Boeing Co., The	20,000	$ 836,250
Honeywell International, Inc.	22,100	744,494
		1,580,744
Automotive Manufacturing–2.34%		
Ford Motor Co.	30,000	1,290,000
Navistar International Corp.†	17,000	528,063
		1,818,063
Automotive Parts & Equipment–2.15%		
Borg Warner, Inc.	12,500	439,063
Johnson Controls, Inc.	12,300	631,144
Visteon Corp.†	49,928	605,377
		1,675,584
Banking–6.35%		
Bank One Corp.	24,500	650,781
Chase Manhattan Corp., The	12,000	552,750
Comerica, Inc.	34,700	1,557,163
Compass Bancshares, Inc.	33,500	571,594
Wachovia Corp.	16,100	873,425
Wells Fargo & Co.	19,000	736,250
		4,941,963
Beverages–0.98%		
Anheuser-Busch Companies, Inc.	10,250	765,547
Broadcasting–1.02%		
Comcast Corp.†	19,600	793,800
Building Materials–2.85%		
American Standard Companies, Inc.†	33,100	1,357,100
USG Corp.	28,500	865,688
		2,222,788
Chemicals–0.31%		
Crompton Corp.	20,000	245,000
Commercial Services–1.02%		
Harsco Corp.	31,300	798,150
Computer Equipment & Services–1.61%		
Compaq Computer Corp.	49,200	1,257,675
Computer Information Systems–0.96%		
Unisys Corp.†	51,200	745,600

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Financial Services–4.53%		
Allied Capital Corp.	40,000	$ 680,000
Fannie Mae	18,500	965,469
Labranche & Co., Inc.†	7,100	102,063
Lehman Brothers Holdings, Inc.	18,850	1,782,503
		3,530,035
Food Products–5.90%		
General Mills, Inc.	37,100	1,419,075
Keebler Foods Co.	54,800	2,034,450
Quaker Oats Co., The	15,200	1,141,900
		4,595,425
Food Service & Restaurants–0.46%		
ConAgra, Inc.†	19,000	362,188
Insurance–0.91%		
American General Corp.	11,600	707,600
Machinery–1.76%		
Ingersoll-Rand Co.	34,100	1,372,525
Manufacturing–6.26%		
Eaton Corp.	12,500	837,500
ITT Industries, Inc.	24,000	729,000
Minnesota Mining & Manufacturing Co.	8,100	668,250
Parker-Hannifin Corp.	22,000	753,500
Textron, Inc.	13,000	706,063
Tyco International, Ltd.	24,900	1,179,638
		4,873,951
Medical – Biotechnology–1.28%		
Pharmacia Corp.	19,280	996,535
Medical Products–2.50%		
Baxter International, Inc.	12,250	861,328
Becton, Dickinson and Co.	37,700	1,081,519
		1,942,847
Office Equipment–0.94%		
Pitney Bowes, Inc.	18,400	736,000
Oil & Gas – Distribution & Marketing–1.20%		
El Paso Energy Corp.	18,300	932,156
Oil & Gas – Integrated–10.52%		
Amerada Hess Corp.	12,200	753,350
BP Amoco, PLC, ADR	43,020	2,433,309

†Non-income producing security.

See notes to financial statements.

VALUE PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Oil & Gas – Integrated–Continued		
Exxon Mobil Corp.	19,900	$ 1,562,150
Nabors Industries, Inc.†	21,300	885,281
Royal Dutch Petroleum Co., ADR	17,900	1,101,969
Total Fina, SA, ADR	19,000	1,459,438
		8,195,497
Oil & Gas Producers–4.17%		
Devon Energy Corp.	25,700	1,444,019
Kerr-McGee Corp.	14,900	878,169
Union Pacific Resources Group, Inc.	42,100	926,200
		3,248,388
Oil & Gas Services & Equipment–4.18%		
Pride International, Inc.†	51,900	1,284,525
R & B Falcon Corp.†	83,800	1,974,538
		3,259,063
Pharmaceutical–4.95%		
Abbott Laboratories	19,600	873,425
American Home Products Corp.	17,300	1,016,375
Eli Lilly & Co.	19,700	1,967,538
		3,857,338
Publishing & Printing–1.27%		
New York Times Co., The	25,100	991,450
Railroad–0.45%		
Burlington Northern Sante Fe Corp.	15,300	350,944
Retail Stores–7.16%		
Federated Department Stores, Inc.†	25,000	843,750
May Department Stores Co., The	34,050	817,200
Ross Stores, Inc.	47,800	815,588
Safeway, Inc.†	23,000	1,037,875
TJX Companies, Inc., The	59,600	1,117,500
Toys "R" Us, Inc.†	65,100	948,019
		5,579,932
Telecommunications – Equipment & Services–0.40%		
Harris Corp.	9,600	314,400

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Telecommunications – Integrated–6.35%		
ALLTEL Corp.	13,000	$ 805,188
AT&T Corp.	17,200	543,950
Bell Atlantic Corp.	20,918	1,062,896
SBC Communications, Inc.	29,508	1,276,221
WorldCom, Inc.†	27,500	1,261,563
		4,949,818
Telecommunications – Wireline–1.13%		
CenturyTel, Inc.	30,700	882,625
Transportation–0.84%		
Kansas City Southern Industries, Inc.	7,400	656,288
Utilities – Electric & Gas–1.07%		
Allegheny Energy, Inc.	19,000	520,125
American Electric Power Co., Inc.	10,500	311,063
		831,188
TOTAL COMMON STOCK (Cost $70,209,727)		70,011,107

PREFERRED STOCKS—0.56%

Company	Shares	Market Value
Real Estate–0.56%		
Equity Residential Properties Trust, Series G, 7.250%, due 09/15/02	19,300	434,250
TOTAL PREFERRED STOCKS (Cost $471,580)		434,250
TOTAL INVESTMENTS (Cost $70,681,307)	90.41%	70,445,357
Other assets, less liabilities	9.59	7,461,710
TOTAL NET ASSETS	100.00%	$ 77,907,067

†Non-income producing security.

See notes to financial statements.

BALANCED PORTFOLIO

"...where we hope to consistently add value is by staying focused on the fundamentals — namely uncovering companies whose outstanding management teams are committed to growing their top lines and improving returns on capital."

—Karen L. Reidy, Portfolio Manager—

IN THIS SECTION

Portfolio Facts

Portfolio Composition

Financial Highlights

Schedule of Portfolio Investments

KAREN L REIDY, CFA

- Joined Janus in 1995
- B.S. from University of Colorado
- Chartered Financial Analyst

INCEPTION DATE
May 1, 1992

FUND MANAGER
Janus Capital Corporation

INVESTMENT OBJECTIVE AND STRATEGY
To seek reasonable current income and long-term capital growth, consistent with conservation of capital.

NET ASSETS AS OF 6/30/00
$58,821,589

NUMBER OF HOLDINGS
113

PORTFOLIO TURNOVER
38.52%

BALANCED PORTFOLIO



Common Stock-42.67%

Preferred Stock-4.86%

Cash-8.91%

Government & Agency
Obligations-16.89%

Corporate Bonds-26.67%

TOP TEN HOLDINGS	PERCENT OF PORTFOLIO‡
U.S. Treasury Note, 5.875%, due 11/15/04	8.01%
U.S. Treasury Note, 6.000%, due 08/15/09	4.04%
General Electric Co.	3.24%
EMC Corp.	3.04%
U.S. Treasury Note, 5.875%, due 11/30/01	2.56%
Nokia Oyj, SA, ADR	1.99%
Viacom, Inc., 7.750%, due 06/01/05	1.74%
IBM Credit Corp., 7.000%, due 01/28/02	1.72%
AT&T Corp. – Liberty Media Group	1.53%
Sun Microsystems, Inc.	1.52%

TOP TEN INDUSTRIES	PERCENT OF PORTFOLIO‡
Financial Services	11.65%
Broadcasting	8.95%
Computer Equipment & Services	4.99%
Telecommunications – Wireless	4.37%
Internet Services	4.09%
Retail Stores	3.92%
Telecommunications – Equipment & Services	3.49%
Diversified Operations	3.24%
Multimedia	3.18%
Chemicals	2.82%

‡Represents market value of
investments plus cash.

Having assumed the reins of the Portfolio early this year, I wanted to take a few moments to discuss my investment strategy. First and foremost, my approach is grounded in Janus' bottom-up, research-intensive discipline, meaning I focus on individual companies and issuers, rather than broader trends in the economy or the markets. On the equity side, I look for businesses with a history of predictable earnings, rising returns on invested capital and declining capital intensity. With regard to fixed-income, I tend to avoid interest rate bets by investing in medium duration bonds. Not unlike my equity approach, I favor issuers whose earnings growth, free cash flow and decreasing debt ratio suggest that they can outperform market expectations.

Given the extreme volatility that rocked the financial markets during the second quarter, we faced numerous challenges. As is often the case, higher interest rates and fears of further rate hikes contributed to the uncertainty.

This, in turn, prompted a sell-off in many stocks, particularly within the technology sector. Bond markets also came under pressure, as investors flocked to long-term Treasuries following the launch of the Treasury Department's buyback plan. Because spreads or differences in yields between Treasuries and corporate bonds widened, corporates suffered as a result.

Although these events affected the performance of the Portfolio, they were beyond our control. However, where we hope to consistently add value is by staying focused on the fundamentals — namely uncovering companies whose outstanding management teams are committed to growing their top lines and improving returns on capital. To that end, we took steps to raise our cash position throughout the period in anticipation of compelling opportunities in both the equity and fixed-income markets.

In light of the atypical environment for bonds, we restructured the fixed-income side of the Portfolio to reflect a more even mix of Treasuries and corporate debt. While we missed out on the Treasury rally earlier in the year, we recently increased our exposure to the Treasury market on the belief that the buyback program will move through the maturity spectrum. In addition, we've taken on a number of short-term investment-grade issues, which offer

BALANCED PORTFOLIO

attractive yields and present little in the way of interest rate or credit risk.

Moving to the equity portion of the Portfolio, we used the sell-off in technology stocks to increase our holdings in Texas Instruments and EMC Corp, two top performers. Texas Instruments continued to gain share in the analog semiconductor market, while solidifying its position as the leading maker of digital signal processors, or DSPs. These chips, which power wireless phones, will also play a key role in personal wireless Internet devices currently in development. EMC, the preeminent producer of memory storage and retrieval systems for large mainframe computers, recently introduced a host of new middle-market products that support network-attached storage. By enabling servers to have their own, rather than a shared, storage unit, users benefit from quicker and more efficient data access.

As for disappointments, Wal-Mart, the nation's largest retailer, fell on weakness in retail stocks following reports of a slowdown in consumer spending. Wal-Mart's lofty valuation put it at a higher risk than other retailers, although its fundamentals, across the board, are far superior. The successful rollout of its Supercenter stores, which offer both groceries and general merchandise, continues to fuel impressive sales growth. That said, we saw the drop as a buying opportunity and added to our position.

Balanced Portfolio, S&P 500 Index and the Balanced Benchmark[1]
Comparison of Change in Value of $10,000 Investment.

Cable operator Comcast also slipped as investors questioned the cash flow dynamics from the introduction of new value-added services. While we trimmed the position slightly, we believe the downturn is temporary.

Looking ahead, we expect market volatility to persist as long as the economy shows few signs of slowing. Of course, under these circumstances many investors are inclined to stay close to their computer screens, monitoring daily price fluctuations. We, on the other hand, believe this is the perfect time to get out there and beat the bushes — visiting our companies, attending trade shows and talking to customers — to bolster our confidence in our holdings and reaffirm our reasons for investing.

AVERAGE ANNUAL TOTAL RETURNS

	BALANCED	S&P 500 INDEX	BALANCED BENCHMARK[1]
YTD	1.78%	-0.42%	1.68%
1 YEAR	15.03%	7.25%	5.98%
5 YEARS	15.98%	23.77%	14.91%
INCEPTION	12.91%	19.18%	13.58%

Commencement of operations May 1, 1992. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the Balanced Portfolio (the "Portfolio") at its inception with a similar investment in the S&P 500 Index and the Balanced Benchmark(1). For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The S&P 500 Index and the Balanced Benchmark are unmanaged indexes and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

(1) The Balanced Benchmark reflects the performance of the 55% S&P 500/35% Lehman Aggregate/10% 90 Day T-Bill Index from May 1, 1992 through April 30, 1999 and the 50% S&P 500/40% Lehman Aggregate/10% 90 Day T-Bill Index from May 1, 1999 through June 30, 2000.

BALANCED PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 15.27	$ 12.71	$ 11.75	$ 12.07	$ 11.91	$ 10.62
Income From Investment Operations						
Net investment income	0.19	0.31	0.24	0.30	0.26	0.37
Net gains and losses on securities (both realized and unrealized)	0.12	2.47	1.84	1.60	0.99	1.99
Total from investment operations	0.31	2.78	2.08	1.90	1.25	2.36
Less Distributions to Shareholders						
Dividends from net investment income	(0.19)		(0.24)	(0.30)	(0.26)	(0.37)
Dividends in excess of net investment income	(0.12)					
Distributions from capital gains	(0.12)	(0.22)	(0.88)	(1.64)	(0.83)	(0.70)
Distributions in excess of capital gains	(0.71)			(0.28)		
Returns of capital						
Total distributions	(1.14)	(0.22)	(1.12)	(2.22)	(1.09)	(1.07)
Net asset value, end of period	$ 14.44	$ 15.27	$ 12.71	$ 11.75	$ 12.07	$ 11.91
Total Return (A)	1.78%	22.26%	17.74%	16.33%	10.56%	22.35%
Ratios to Average Net Assets: (B)						
Expenses	0.73%	0.97%	0.94%	0.97%	0.97%	0.99%
Net investment income	3.00%	2.49%	2.08%	2.60%	2.20%	3.20%
Portfolio Turnover Rate	38.52%	237.64%	247.07%	254.04%	222.35%	164.70%
Net Assets, At End of Period	$58,821,589	$53,313,418	$35,113,754	$22,637,577	$18,256,430	$14,532,268

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost.

(B) Per share data and ratios are calculated on an annualized basis.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—42.04%

Company	Shares	Market Value
Banking–1.56%		
Bank of New York Co., Inc., The	6,380	$ 296,670
Citigroup, Inc.	10,320	621,780
		918,450
Beverages–0.38%		
Anheuser-Busch Companies, Inc.	3,010	224,809
Broadcasting–4.61%		
AT&T Corp. – Liberty Media Group†	36,550	886,338
Comcast Corp.†	14,895	603,248
Hispanic Broadcasting Corp.†	11,220	371,663
Infinity Broadcasting Corp.†	12,465	454,193
Univision Communications, Inc.†	3,825	395,888
		2,711,330
Chemicals–1.22%		
E.I. du Pont de Nemours & Co.	1,860	81,375
Lyondell Chemical Co.	32,770	548,898
Praxair, Inc.	2,315	86,668
		716,941
Commercial Services–0.42%		
Paychex, Inc.	5,920	248,640
Computer Equipment & Services–4.92%		
Automatic Data Processing, Inc.	11,045	591,598
EMC Corp.†	22,905	1,762,253
Symbol Technologies Inc.	9,957	537,678
		2,891,529
Computer Network–0.90%		
Cisco Systems, Inc.†	8,320	528,840
Computer Software – Mainframe–0.97%		
Cadence Design Systems, Inc.†	6,545	133,354
Oracle Corp.†	5,170	434,603
		567,957
Computer Software – Mini & Micro–2.01%		
Sun Microsystems, Inc.†	9,720	883,913
VERITAS Software Corp.†	2,640	298,361
		1,182,274
Diversified Operations–3.19%		
General Electric Co.	35,430	1,877,786

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Electronic Components–1.38%		
Linear Technology Corp.	7,380	$ 471,859
Maxim Integrated Products, Inc.†	5,050	343,084
		814,943
Electronics–1.09%		
Samsung Electronics, GDR	7,035	642,823
Electronics – Semiconductors–1.91%		
Advanced Micro Devices, Inc.†	6,105	471,611
Texas Instruments, Inc.	9,530	654,592
		1,126,203
Financial Services–2.13%		
American Express Co.	9,345	487,108
Associates First Capital Corp.	12,175	271,655
Charles Schwab Corp., The	14,662	493,010
		1,251,773
Insurance–0.81%		
American International Group, Inc.	1,570	184,475
Prudential, PLC	20,198	296,013
		480,488
Internet Services–1.60%		
America Online, Inc.†	6,175	325,731
VeriSign, Inc.†	3,498	617,397
		943,128
Manufacturing–0.71%		
Corning, Inc.	1,185	319,802
Harley-Davidson, Inc.	2,640	101,640
		421,442
Marketing Services–0.02%		
DoubleClick, Inc.†	265	10,103
Medical – Biotechnology–1.68%		
Genentech, Inc.†	2,275	391,300
Pharmacia Corp.	11,450	591,822
		983,122
Multimedia–1.42%		
Viacom, Inc., Class B†	12,245	834,956
Oil & Gas – Distribution & Marketing–0.53%		
Enron Corp.	4,845	312,503

†Non-income producing security.

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

COMMON STOCK—CONTINUED

Company	Shares	Market Value
Pharmaceutical–1.06%		
King Pharmaceuticals, Inc.†	6,540	$ 286,943
Pfizer, Inc.	6,935	332,880
		619,823
Retail Stores–2.11%		
Gap, Inc., The	4,570	142,813
Home Depot, Inc., The	5,860	292,634
Staples, Inc.†	1,470	22,601
Wal-Mart Stores, Inc.	13,540	780,243
		1,238,291
Telecommunications – Equipment & Services–2.33%		
Nokia Oyj, SA, ADR	23,120	1,154,555
Telefonaktiebolaget LM Ericsson, AB, ADR	10,905	218,100
		1,372,655
Telecommunications – Integrated–1.15%		
Telefonica, SA†	31,474	678,839
Telecommunications – Wireless–1.58%		
Nextel Communications, Inc.†	2,690	164,594
Sprint Corp. – PCS Group†	11,310	672,945
Vodafone AirTouch, PLC, ADR	2,255	93,442
		930,981
Telecommunications – Wireline–0.35%		
McLeodUSA, Inc.†	10,050	207,909
TOTAL COMMON STOCK		
(Cost $19,134,630)		24,738,538

PREFERRED STOCKS—4.81%

Company	Shares	Market Value
Broadcasting–2.10%		
Comcast Corp., 2.000%, due 10/15/29	4,500	510,750
Cox Communications, Inc., 7.000%	8,500	522,219
MediaOne Group, Inc., 6.250%	2,210	198,762
		1,231,731
Internet Services–0.42%		
PSINet, Inc., Series 144A, 7.000%†	7,235	245,086

PREFERRED STOCKS—CONTINUED

Company	Shares	Market Value
Publishing & Printing–0.91%		
Tribune Co., 2.000%, due 05/15/29	4,625	$ 533,031
Utilities – Electric & Gas–1.38%		
Houston Industries, Inc., 7.000%, due 07/01/00	2,495	306,885
Reliant Energy, Inc., due 09/15/29	6,970	506,196
		813,081
TOTAL PREFERRED STOCKS		
(Cost $2,881,341)		2,822,929

CONVERTIBLE BONDS–2.39%

Company	Principal Value	Market Value
Broadcasting–0.18%		
TeleWest Communications, PLC, Series 144A, 5.250%, due 02/19/07	$ 80,000	107,728
Computer Software – Mainframe–0.22%		
i2 Technologies, Inc., Series 144A, 5.250%, due 12/15/06	85,000	129,731
Internet Services–0.66%		
BEA Systems, Inc., Series 144A, 4.000%, due 12/15/06	111,000	172,466
Exodus Communications, Inc., 4.750%, due 07/15/08	152,000	216,600
		389,066
Telecommunications – Wireless–0.58%		
Nextel Communications, Inc., 4.750%, due 07/01/07	130,000	342,875
Telecommunications – Wireline–0.53%		
Telefonos de Mexico, 4.250%, due 06/15/04	240,000	310,800
Utilities – Electric & Gas–0.22%		
Alliant Energy Resources, Inc., Series 144A, 7.250%, due 02/15/30	1,875	128,906
TOTAL CONVERTIBLE BONDS		
(Cost $1,187,416)		1,409,106

†Non-income producing security.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—23.87%

Company	Principal Value	Market Value
Banking–0.08%		
Firstar Bank Corp, NA, 7.125%, due 12/01/09	$ 50,000	$ 47,411
Beverages–1.61%		
Anheuser-Busch Co., Inc., 5.375%, due 09/15/08	500,000	437,088
Coca-Cola Entertainment, Inc., 6.625%, due 08/01/04	140,000	136,955
Coca-Cola Entertainment, Inc., 7.125%, due 09/30/09	390,000	376,242
		950,285
Broadcasting–1.94%		
Libery Media Group, 7.875%, due 07/15/09	275,000	264,765
Cox Communications, Inc., 7.000%, due 08/15/01	200,000	198,951
Cox Communications, Inc., 7.500%, due 08/15/04	230,000	228,882
Cox Communications, Inc., 7.750%, due 08/15/06	250,000	248,782
CSC Holdings, Inc., Series B, 8.125%, due 07/15/09	100,000	97,317
CSC Holdings, Inc., Series B, 8.125%, due 08/15/09	100,000	97,290
		1,135,987
Chemicals–1.56%		
E. I. du Pont Nemours and Co., 6.750%, due 10/15/04	500,000	493,741
E. I. du Pont Nemours and Co., 6.875%, due 10/15/09	125,000	121,566
Lyondell Chemical Co., Series A, 9.625%, due 05/01/07	305,000	300,425
		915,732
Computer Software – Mini & Micro–0.22%		
Sun Microsystems, Inc., 7.650%, due 08/15/09	130,000	129,936
Financial Services–9.35%		
American Express Co., 6.750%, due 06/23/04	285,000	278,091
Charles Schwab Corp., The, 8.050%, due 03/01/10†	200,000	199,833

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Financial Services–Continued		
Ford Motor Credit, 7.250%, due 01/15/03	$ 375,000	$ 371,631
Ford Motor Credit, 7.750%, due 02/15/07†	250,000	249,614
Ford Motor Credit, 5.800%, due 01/12/09	600,000	521,958
GE Capital Corp., 7.000%, due 03/01/02†	485,000	483,559
GE Capital Corp., 7.000%, due 02/03/03†	590,000	587,603
GE Capital Corp., 7.250%, due 02/01/05†	500,000	500,917
GE Capital Corp., 7.370%, due 01/19/10	500,000	504,715
General Motors Acceptance Corp., 5.850%, 01/14/09	800,000	699,670
Houshold Finance Corp., 8.000%, due 05/09/05†	110,000	110,871
International Business Machine Corp., 7.000%, 01/28/02†	1,000,000	996,684
		5,505,146
Internet Services–1.35%		
Exodus Communications, Inc., 11.250%, due 07/01/08	500,000	495,000
PSINet, Inc., 11.000%, due 08/01/09	325,000	300,625
		795,625
Medical – Biotechnology–0.40%		
Pharmacia Corp., 5.375%, due 12/01/05	250,000	233,955
Multimedia–1.71%		
Viacom, Inc., 7.750%, due 06/01/05	1,000,000	1,006,969
Retail Stores–1.75%		
Wal-Mart Stores, Inc., 6.150%, due 08/10/01	250,000	247,601
Wal-Mart Stores, Inc., 6.550%, due 08/10/04	300,000	296,053
Wal-Mart Stores, Inc., 6.875%, due 08/10/09	500,000	488,930
		1,032,584

†Non-income producing security.

See notes to financial statements.

BALANCED PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Equipment & Services–1.10%		
Lucent Technoligies, Inc., 5.500%, due 11/15/08	$ 600,000	$ 534,656
Metromedia Fiber Network, Inc., 10.000%, due 12/15/09	115,000	113,275
		647,931
Telecommunications – Integrated–0.66%		
360 Communications Corp., 7.500%, due 03/01/06	125,000	123,730
AT&T Corp., 6.000%, due 03/15/09	300,000	267,492
		391,222
Telecommunications – Wireless–2.14%		
Nextel Communications, Inc., 9.375%, due 11/15/09	727,000	694,285
VoiceStream Wireless Corp., 10.375%, due 11/15/09	545,000	564,075
		1,258,360
TOTAL CORPORATE BONDS (Cost $14,412,923)		14,051,143

GOVERNMENT & AGENCY OBLIGATIONS—16.65%

Company	Principal Value	Market Value
Government Agency–2.25%		
Federal Home Loan Bank, 6.750%, due 02/01/02†	250,000	249,397
Federal Home Loan Mortgage Corp., 7.000%, due 03/15/10†	100,000	99,158
Federal National Mortgage Association, 6.250%, due 11/15/02	425,000	418,626
Federal National Mortgage Association, 5.750%, due 04/15/03	575,000	557,171
		1,324,352

GOVERNMENT & AGENCY OBLIGATIONS—CONTINUED

Company	Principal Value	Market Value
U.S. Treasury Bonds and Notes–14.40%		
United States Treasury Note, 5.875%, due 11/30/01	$ 1,495,000	$ 1,481,919
United States Treasury Note, 5.875%, due 11/15/04	4,715,000	4,644,275
United States Treasury Note, 6.000%, due 08/15/09	2,360,000	2,340,825
		8,467,019
TOTAL GOVERNMENT & AGENCY OBLIGATIONS (Cost $9,866,604)		9,791,371
TOTAL INVESTMENTS (Cost $47,482,914)	89.76%	52,813,087
Other assets, less liabilities	10.24	6,008,502
TOTAL NET ASSETS	100.00%	$ 58,821,589

†Non-income producing security.

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

"Yield spreads have widened significantly during the past year, making the yields on high-income bonds very attractive relative to other fixed-income securities."

—Bernard A. Scozzafava, Portfolio Manager—

IN THIS SECTION

Portfolio Facts

Portfolio Composition

Financial Highlights

Schedule of Portfolio Investments

BERNARD SCOZZAFAVA
Vice President

- Joined MFS in 1989
- M.S. from Massachusetts Institute of Technology
- Graduate of Hamilton College

INCEPTION DATE
January 1, 1998

FUND MANAGER
Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY
To seek a high level of income by investing primarily in corporate obligations with emphasis on higher-yielding, higher risk, lower-rated or unrated securities.

NET ASSETS AS OF 6/30/00
$10,793,942

NUMBER OF HOLDINGS
218

PORTFOLIO TURNOVER
21.15%

DOLLAR WEIGHTED AVERAGE MATURITY
7.4 years

HIGH YIELD BOND PORTFOLIO



Corporate Bonds-94.39%

Common Stock-0.39%
Preferred Stock-2.24%
Rights and Warrants-0.75%
Cash-2.23%

PORTFOLIO QUALITY	PERCENT OF PORTFOLIO‡
AA	1.11%
BBB	1.55%
BB	11.09%
B	68.29%
CCC	7.27%
D	0.26%
Not Rated	4.82%
Cash & Cash Equivalents	2.23%

TOP TEN HOLDINGS	PERCENT OF PORTFOLIO‡
PSINet, Inc., 11.000%, due 08/01/09	1.22%
Riverwood Int'l. Corp., 10.250%, due 04/01/06	1.13%
COLT Telecom Group, 0.000%, Step, due 12/15/06	1.12%
Esat Telecom, Series B, 11.875%, due 12/01/08	1.11%
Nextel Communication, 0.000%, Step, 02/15/08	1.10%
NTL, Inc., Series B, 0.000%, Step, due 04/01/08	1.03%
P&L Coal Holdings, 9.625%, due 05/15/08	1.00%
LIN Television Corp., 0.000%, Step, due 03/01/08	0.99%
Paxson Communication, 11.625%, due 10/01/02	0.96%
Tele1 Europe, B.V., 13.000%, due 05/15/09	0.96%

‡Represents market value of investments plus cash.

This Portfolio carries a higher degree of risk than other bond portfolios because it invests in lower grade issues.

In a market where many bonds traded flat or lower, successful avoidance of the credit problems and bankruptcies that hurt a variety of industries really helped the Portfolio's performance. We also weren't afraid to lock in profits on a number of subscription warrants — securities issued with a bond or preferred stock that entitles the holder to buy a proportionate amount of common stock at a specified price. Some of these warrants, such as Jazztel PLC , Colt Telecommunications, and Versatel Telecom all spiked up dramatically early in the period. We could have been tempted to hold on to these positions given the strong fundamental outlook for these companies, but we weren't comfortable with the additional risk and decided to reduce our exposure. Many of these telecommunications and technology securities have subsequently come down quite a bit following the sell off in the equity market during the second quarter.

The key to avoiding credit defaults is research. I believe MFS' research capabilities are second to none in the industry. JPVF High Yield Bond Portfolio is backed by a large group of investment professionals dedicated exclusively to the high-income market. Our research analysts use a variety of models to analyze the credit risk and business prospects of the companies they cover. We carefully measure and manage the underlying financial stability of each company we hold in the portfolio.

Our strategy for picking securities for this Portfolio is similar to equity investing, it is a research intensive, company-by-company, bottom-up approach. First, we look at a company's business risks, then we consider the financial risks. Finally, we look at all the different ways of investing in the company and how the market is pricing each one of the securities. From this analysis, we try to pick the bond that offers the best risk-adjusted return.

Some of the holdings that helped our portfolio's performance were Jazztel, Colt Telecommunications, and Versatel Telecom. Our holding in Esat Holdings, Ltd., another telecommunications company, also provided a nice boost to performance after it was bought out by British Telecom. In addition, despite the weak performance for many chemical companies, our holding in Lyondell Chemical was one of our strongest performers during the quarter. The company's bonds experienced a strong rally following an improvement in its financial results due to higher prices for its core products and successful cost-reduction programs. Additionally, the Company closed a large asset sale during the quarter and used the proceeds to pay down debt.

As for future opportunities, we view telecom and media as defensive industries that offer attractive growth and income

HIGH YIELD BOND PORTFOLIO

possibilities in this volatile market. Most people are not going to turn off their cable or mobile phones if the economy slows down. On the other hand, some of the big-ticket capital items may experience a slow down in consumer spending due to higher interest rates. Given the current economic environment, we like the telecom and media sectors, and we've increased our exposure to these industries by about two percent since the beginning of the year. We've taken some money off the table in some of the more cyclical industries, such as steel and paper packaging, as well as in general manufacturing. We increased holdings in gaming and energy bonds, which we also view as somewhat defensive positions. In particular, energy companies have been paying down debt and increasing their cash reserves in the event oil prices come down a bit, but we see oil prices remaining steady in the near term.

Looking ahead, we're cautiously optimistic about a recovery for the high-income market. While it's difficult to rule out further volatility given the uncertain interest-rate environment, the high-income market has been weak for quite some time now. Yield spreads—the yield difference between non-investment grade debt and Treasuries—have widened significantly during the past year, making the yields on high-income bonds very attractive relative to other fixed-income securities. In addition, we believe the economy will remain healthy and corporate earnings will remain strong. And, ultimately, the high-yield market tracks corporate earnings.



High Yield Bond Portfolio and Lehman Bros. High Yield Bond Index
Comparison of Change in Value of $10,000 Investment.

$10,529
$10,303

High Yield Bond Portfolio   Lehman Brothers High Yield

AVERAGE ANNUAL TOTAL RETURNS

	HIGH YIELD BOND	LEHMAN BROS. HIGH YIELD BOND INDEX
YTD	-0.41%	-1.21%
1 YEAR	0.57%	-1.02%
INCEPTION	2.09%	1.20%

Commencement of operations January 1, 1998. Past performance is not predictive of future performance.

This graph compares an initial $10,000 investment made in the High Yield Bond Portfolio (the "Portfolio") at its inception with a similar investment in the Lehman Bros. High Yield Bond Index. For the purposes of this graph and the accompanying table, the average annual total return for the Portfolio reflects all recurring expenses and includes the reinvestment of all dividends and distributions. Total return figures for periods of less than one year have not been annualized.

The Lehman Bros. High Yield Bond Index is an unmanaged index and includes the reinvestment of all dividends, but does not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in the Portfolio.

Shares of the Portfolio are offered only through the variable products of Jefferson Pilot Financial and its affiliates. Total returns do not reflect any separate account expenses imposed on the policies which may include a premium tax charge, account fees, cost of insurance, mortality expenses and surrender charges, as applicable.

HIGH YIELD BOND PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net asset value, beginning of period	$ 9.19	$ 9.49	$ 10.00
Income From Investment Operations			
Net investment income	0.38	0.75	0.60
Net gains and losses on securities (both realized and unrealized)	(0.42)	(0.30)	(0.51)
Total from investment operations	(0.04)	0.45	0.09
Less Distributions to Shareholders			
Dividends from net investment income		(0.75)	(0.60)
Dividends in excess of net investment income			
Distributions from capital gains			
Distributions in excess of capital gains			
Returns of capital			
Total distributions	0.00	(0.75)	(0.60)
Net asset value, end of period	$ 9.15	$ 9.19	$ 9.49
Total Return (A)	(0.41%)	4.79%	0.89%
Ratios to Average Net Assets: (B)			
Expenses	1.17%	1.15%	1.24%
Net investment income	8.28%	7.58%	7.85%
Portfolio Turnover Rate	21.15%	43.44%	84.21%
Net Assets, At End of Period	$10,793,942	$9,401,814	$7,968,843

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

COMMON STOCK—0.38%

Company	Shares	Market Value
Telecommunications – Wireline–0.38%		
Comple Tel Holdings, LLC,		
Series 144A, Class B†	500	$ 25,000
Viatel, Inc.†	575	16,423
		41,423
TOTAL COMMON STOCK		
(Cost $4,841)		41,423

PREFERRED STOCK—2.20%

Company	Shares	Market Value
Broadcasting–0.50%		
CSC Holdings, Inc., Series M,		
11.125%, due 04/01/08	513	53,993
Publishing & Printing–0.52%		
Primedia, Inc., Series H,		
8.625%, due 04/01/10	650	55,900
Telecommunications – Equipment & Services–0.36%		
Global Crossing, Ltd.,		
10.500%, due 12/01/08	400	38,600
Telecommunications – Wireless–0.82%		
Crown Castle International Corp.,		
12.750%, due 12/15/10	60	60,842
Rural Cellular Corp., Series B,		
11.375%, due 05/15/10	30	28,203
		89,045
TOTAL PREFERRED STOCK		
(Cost $235,642)		237,538

RIGHTS AND WARRANTS—0.73%

Company	Shares	Market Value
Broadcasting–0.15%		
Ono Finance, PLC, Series 144A,		
Equity Value Certificate, due 05/31/09†	105	$ 15,724
Telecommunications – Equipment & Services–0%		
DTI Holdings, Inc., Warrants,		
exp. 03/01/08†	325	3
Telecommunications – Integrated–0.03%		
Jazztel, PLC, Warrants, exp. 04/01/09†	40	3,690
Telecommunications – Wireless–0.02%		
American Mobile Satellite Corp.,		
Warrants, exp. 04/01/08†	60	2,400
Telecommunications – Wireline–0.53%		
Allegiance Telecom, Inc.,		
Warrants, exp. 02/03/08†	100	14,013
Versatel Telecom, B.V.,		
Series 144A, Warrants, exp. 05/15/08†	80	43,570
		57,583
TOTAL RIGHTS AND WARRANTS		
(Cost $4,700)		79,400

CORPORATE BONDS—78.91%

Company	Principal Value	Market Value
Aerospace & Defense–1.91%		
Argo-Tech Corp., 8.625%,		
due 10/01/07	$ 40,000	28,000
BE Aerospace, Inc., Series B, 8.000%,		
due 03/01/08	50,000	42,250
K & F Industries, Inc., Series B,		
9.250%, due 10/15/07	90,000	85,050
L-3 Communications Corp., Series B,		
10.375%, due 05/01/07	50,000	50,875
		206,175

†Non-income producing security.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Automotive Parts & Equipment–0.69%		
Hayes Wheels International, Inc., 11.000%, due 07/15/06	$ 57,000	$ 56,003
Hayes Wheels International, Inc., Series B, 9.125%, due 07/15/07	20,000	17,900
		73,903
Broadcasting–13.03%		
Adelphia Communications Corp., Series 144A, 8.375%, due 02/01/08	100,000	88,375
Adelphia Communications Corp., 9.375%, due 11/15/09	20,000	18,500
Albritton Communications Co., Series B, 9.750%, due 11/30/07	40,000	38,400
Chancellor Media Corp., Series B, 8.750%, due 06/15/07	40,000	40,100
Chancellor Media Corp., 8.000%, due 11/01/08	50,000	50,313
Benedek Communications Corp., Zero Coupon, Step-up, due 05/15/06	80,000	56,000
Charter Communications Holdings, LLC, 8.250%, due 04/01/07	100,000	88,250
Charter Communications Holdings, LLC, Zero Coupon, Step-up, due 04/01/11	115,000	65,263
Citadel Broadcasting Co., 9.025%, due 11/15/08	60,000	58,200
CSC Holdings, Inc., Series B, 8.125%, due 08/15/09	50,000	48,645
Cumulus Media, Inc., 10.375%, due 07/01/08	50,000	42,250
EchoStar DBS Corp., 9.375%, due 02/01/09	100,000	96,000
Fox/Liberty Networks, LLC, 8.875%, due 08/15/07	55,000	54,588
Frontiervision, LP, 11.000%, due 10/15/06	50,000	50,500
Frontiervision Holdings, LP, Zero Coupon, Step-up, due 09/15/07	45,000	38,925
Granite Broadcasting Corp., 10.375%, due 05/15/05	5,000	4,750
Granite Broadcasting Corp., 8.875%, due 05/15/08	15,000	12,975

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Broadcasting–Continued		
Insight Midwest, LP/Insight Capital, Inc., 9.750%, due 10/01/09	$ 90,000	$ 88,200
Lenfest Communications, Inc., 8.375%, due 11/01/05	40,000	40,842
LIN Television Corp., Zero Coupon, Step-up, due 03/01/08	160,000	105,200
Paxon Communications Corp., 11.625%, due 10/01/02	100,000	102,250
Telemundo Group, Inc., Series B, Zero Coupon, Step-up, due 08/15/08	125,000	86,250
United International Holdings, Inc., Series B, Zero Coupon, Step-up, due 02/15/08	85,000	59,500
XM Satellite Radio Inc., Series 144A, 14.000%, due 03/15/10	55,000	48,400
Young Broadcasting, Inc., Series B, 8.750%, due 06/15/07	25,000	23,000
		1,405,676
Building Materials–3.66%		
American Standard Companies, Inc., 7.375%, due 02/01/08	100,000	90,500
Building Materials Holding Corp., Series B, 7.750%, due 07/15/05	50,000	41,125
Building Materials Holding Corp., Series B, 8.625%, due 12/15/06	65,000	54,113
Formica Corp., Series B, 10.875%, due 03/01/09	50,000	39,000
MMI Products, Inc., Series B, 11.250%, due 04/15/07	60,000	59,100
Nortek, Inc., 9.875%, due 03/01/04	30,000	28,500
Nortek, Inc., Series B, 9.250%, due 03/15/07	25,000	23,375
Nortek, Inc., Series B, 8.875%, due 08/01/08	20,000	18,100
Synthetic Industries, Inc., Series 144A, 13.000%, due 12/13/00	41,250	40,631
		394,444

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Chemicals–3.05%		
Huntsman ICI Chemicals, LLC, 10.125%, due 07/01/09	$ 100,000	$ 100,750
Lyondell Chemical Co., Series A, 9.625%, due 05/01/07	35,000	34,475
Lyondell Chemical Co., Series B, 9.875%, due 05/01/07	65,000	64,188
Lyondell Chemical Co., 10.875%, due 05/01/09	10,000	9,950
Sovereign Specialty Chemicals, Inc., Series 144A, 11.875% due 03/15/10	45,000	46,294
Sterling Chemicals, Inc., Series B, 12.375%, due 07/15/06	15,000	15,225
Sterling Chemicals, Inc., Series A, 11.250%, due 04/01/07	75,000	59,250
		330,132
Commercial Services–1.80%		
Anacomp, Inc., Series B, 10.875%, due 04/01/04	95,000	60,681
Iron Mountain, Inc., 10.125%, due 10/01/06	25,000	25,000
Pierce Leahy Corp., 11.125%, due 07/15/06	30,000	30,975
Williams Scotsman, Inc., 9.875%, due 06/01/07	85,000	77,350
		194,006
Computer Software – Mainframe–0.49%		
Verio, Inc., 10.375%, due 4/01/05	50,000	52,500
Cosmetics & Personal Care–0.23%		
Remington Product Co., LLC, Series B, 11.000%, due 05/15/06	30,000	25,350
Educational Services–0.47%		
Kindercare Learning Centers, Inc., Series B, 9.500%, due 02/15/09	55,000	50,600
Electronic Components–0.45%		
Moog, Inc., Series B, 10.000%, due 05/01/06	50,000	48,750

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Entertainment & Leisure–5.98%		
Argosy Gaming Co., 10.750%, due 06/01/09	$ 80,000	$ 82,700
Aztar Corp., 8.875%, due 05/15/07	85,000	80,113
Boyd Gaming Corp., 9.500%, due 07/15/07	100,000	96,000
Coast Hotels & Casinos, Inc., 9.500%, due 04/01/09	100,000	95,000
Hollywood Park, Inc., Series B, 9.250%, due 02/15/07	50,000	49,750
Horseshoe Gaming, Series B, 8.625%, due 05/15/09	65,000	61,263
Isle of Capri Casinos, Inc., 8.750%, due 04/15/09	20,000	18,500
MGM Grand, Inc., 9.750%, due 06/01/07	80,000	81,400
Station Casinos, Inc., 8.875%, due 12/01/08	85,000	80,963
		645,689
Financial Services–0.17%		
Madison River Capital, LLC, Series 144A, 13.250%, due 03/01/10	20,000	18,000
Forest Products & Paper–1.92%		
Buckeye Technologies, Inc., 8.500%, due 12/15/05	40,000	38,500
Buckeye Technologies, Inc., 9.250%, due 09/15/08	40,000	40,000
Specialty Paperboard, Inc., 9.375%, due 10/15/06	70,000	67,200
U.S. Timberlands Co., L.P., 9.625%, due 11/15/07	70,000	61,600
		207,300
Healthcare–1.19%		
Fresenius Medical Capital Trust II, Unit, 7.875%, due 02/01/08	35	31,150
Prime Medical Services, Inc., 8.750%, due 04/01/08	60,000	49,800
Tenet Healthcare Corp., 8.000%, due 01/15/05	50,000	48,000
		128,950

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Home Furnishings–1.07%		
Sealy Mattress, Co., Series B,		
9.875%, due 12/15/07	$ 65,000	$ 62,725
Simmons Co., Series B,		
10.250%, due 03/15/09	60,000	53,250
		115,975
Internet Services–2.68%		
Exodus Communications, Inc.,		
11.250%, due 07/01/08	50,000	49,500
Exodus Communications, Inc.,		
10.750%, due 12/15/09	15,000	14,475
Exodus Communications, Inc.,		
Series 144A, 11.625%, due 07/15/10	50,000	50,125
Globix Corp., 12.50% due 02/01/10	45,000	36,900
PSINet, Inc., 11.500%, due 11/01/08	10,000	9,400
PSINet, Inc., 11.000%, due 08/01/09	140,000	129,489
		289,889
Lodging–0.30%		
HMH Properties, Inc., Series C,		
8.450%, due 12/01/08	35,000	32,419
Machinery–1.99%		
Columbus McKinnon Corp.,		
8.500%, due 04/01/08	75,000	64,500
Newcor, Inc., Series B,		
9.875%, due 03/01/08	40,000	12,000
Numatics, Inc., Series B,		
9.625%, due 04/01/08	40,000	32,000
Simonds Industries, Inc.,		
10.250%, due 07/01/08	35,000	28,744
Thermadyne Holdings Corp., Zero		
Coupon, Step-up, due 06/01/08	150,000	54,000
Thermadyne Holdings Corp.,		
9.875%, due 06/01/08	30,000	23,063
		214,307

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Manufacturing–2.10%		
Blount International, Inc.,		
13.000%, due 08/01/09	$ 75,000	$ 76,500
Classic Cable, Inc.,		
10.500%, due 03/01/10	35,000	32,288
International Knife & Saw, Inc.,		
11.375%, due 11/15/06	50,000	26,000
Polymer Group, Inc., Series B,		
9.000%, due 07/01/07	50,000	42,500
Samsonite Corp., 10.750%, due 06/15/08	60,000	50,100
		227,388
Medical Products–0.32%		
ALARIS Medical Systems, Inc.,		
9.750%, due 12/01/06	45,000	29,700
ALARIS Medical, Inc., Zero Coupon,		
Step-up, due 08/01/08	30,000	4,575
		34,275
Mining & Metals – Ferrous & Nonferrous–4.42%		
AK Steel Holding Corp., 9.125%,		
due 12/15/06	58,000	55,680
Commonwealth Aluminum Corp.,		
10.750%, due 10/01/06	45,000	43,200
Earle M. Jorgensen Co., Series B,		
9.500%, due 04/01/05	50,000	46,500
Haynes International, Inc., 11.625%,		
due 09/01/04	75,000	52,500
International Utility Structures, Inc.,		
10.750%, due 02/01/08	40,000	32,800
Kaiser Aluminum & Chemical Corp.,		
9.875%, due 02/15/02	75,000	71,250
Metal Management, Inc., 10.000%,		
due 05/15/08	50,000	27,500
Oxford Automotive, Inc., Series D,		
10.125%, due 06/15/07	15,000	13,050
P & L Coal Holdings Corp., 9.625%,		
due 05/15/08	115,000	106,663
WCI Steel, Inc., Series B, 10.000%,		
due 12/01/04	30,000	27,900
		477,043

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Office Equipment–0.18%		
General Binding Corp., 9.375%, due 06/01/08	$ 30,000	$ 19,500
Oil & Gas – Distribution & Marketing–0.49%		
Clark USA, Inc., Trizec, 10.875%, due 12/01/05	40,000	22,000
Clark R&M, Inc., 8.625%, due 08/15/08	40,000	31,400
		53,400
Oil & Gas – Integrated–0.48%		
Pioneer Natural Resources Co., 9.625%, due 04/01/10	50,000	51,631
Oil & Gas Producers–2.86%		
Chesapeake Energy Corp., Series B, 9.625%, due 05/01/05	90,000	87,300
Continental Resources, Inc., 10.250%, due 08/01/08	25,000	22,313
Forest Oil Corp., 10.500%, due 01/15/06	50,000	50,875
HS Resources, Inc., 9.250%, due 11/15/06	50,000	48,625
Ocean Energy, Inc., Series B, 8.875%, due 07/15/07	100,000	99,500
		308,613
Oil & Gas Services & Equipment–0.42%		
R & B Falcon Corp., 9.500%, due 12/15/08	45,000	45,225
Packaging & Containers–4.04%		
Applied Extrusion Technologies, Inc., Series B, 11.500%, due 04/01/02	25,000	25,063
Ball Corp., 8.250%, due 08/01/08	60,000	56,400
Gaylord Container Corp., Series B, 9.875%, due 02/15/08	65,000	51,350
Gaylord Container Corp., Series B, 9.750%, due 06/15/07	80,000	52,000
Huntsman Packaging Corp., UNIT, Series 144A, 13.000%, 06/01/10	20,000	20,600

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Packaging & Containers–Continued		
Riverwood International Corp., 10.250%, due 04/01/06	$ 125,000	$ 120,000
Silgan Holdings, Inc., 9.000%, due 06/01/09	65,000	59,963
US Can Corp., Series B, 10.125%, due 10/15/06	50,000	51,250
		436,626
Photo Equipment–0.10%		
Polaroid Corp., 11.500%, due 2/15/06	10,000	10,600
Publishing & Printing–1.08%		
Hollinger International Publishing, Inc., 9.250%, due 03/15/07	50,000	49,250
Liberty Group Operating, Inc., 9.375%, due 02/01/08	20,000	16,400
Mail-Well, Inc., Series B, 8.750%, due 12/15/08	5,000	4,200
World Color Press, Inc., 8.375%, due 11/15/08	25,000	24,150
World Color Press, Inc., 7.750%, due 02/15/09	25,000	23,145
		117,145
Retail Stores–1.44%		
Duane Reade, Inc., 9.250%, due 02/15/08	50,000	44,250
Finlay Fine Jewelery Corp., 9.000%, due 05/01/08	10,000	8,800
Finlay Fine Jewelery Corp., 8.375%, due 05/01/08	25,000	22,250
Jitney-Jungle Stores America, Inc., 12.000%, due 03/01/06†	90,000	13,500
Musicland Group, Inc., 9.000%, due 06/15/03	25,000	22,625
Musicland Group, Inc., Series B, 9.875%, due 03/15/08	35,000	28,700
Pathmark Stores, Inc., 11.625%, due 06/15/02	55,000	13,750
		153,875

†Non-income producing security.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Equipment & Services–4.77%		
DTI Holdings, Inc., Series B, Zero Coupon, Step-up, due 03/01/08	$ 65,000	$ 27,300
Global Crossing Holdings, Ltd., 9.625%, due 05/15/08	85,000	82,450
ITC^DeltaCom, Inc., 11.000%, due 06/01/07	95,000	95,950
Level 3 Communications, Inc., Series 144A, 10.750%, due 03/15/08	25,000	22,455
Level 3 Communications, Inc., 9.125%, due 05/01/08	105,000	94,238
Metromedia Fiber Network, Inc., 10.000%, due 11/15/08	90,000	88,650
NorthEast Optic Network, Inc., 12.750%, due 08/15/08	25,000	23,875
Spectrasite Holdings, Inc., Zero Coupon, Step-up, due 07/15/08	25,000	17,375
Spectrasite Holdings, Inc., Zero Coupon, Step-up, due 04/15/09	75,000	43,875
Spectrasite, Series 144A, 10.750%, due 03/15/10	20,000	19,950
		516,118
Telecommunications – Integrated–3.46%		
Hyperion Telecommunications, Inc., 12.000%, due 11/01/07	55,000	51,700
MGC Communications, Inc., Series 144A, 13.000%, due 04/01/10	75,000	70,500
NEXTLINK Communications, Inc., 9.625%, due 10/01/07	30,000	28,275
NEXTLINK Communications, Inc., 10.750%, due 06/01/09	90,000	88,650
NTL, Inc., Series B, Zero Coupon, Step-up, due 04/01/08	175,000	109,375
NTL Communications Corp., Series B, Zero Coupon, Step-up, due 10/01/08	40,000	25,400
		373,900

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Wireless–5.56%		
Centennial Cellular Corp., 10.750%, due 12/15/08	$ 95,000	$ 92,269
Crown Castle International Corp., 10.750%, due 08/01/11	90,000	91,238
AMSC Acquisition Co., Inc., Series B, 12.250%, due 04/01/08	60,000	46,800
Nextel Communications, Inc., Zero Coupon, Step-up, due 10/31/07	50,000	37,125
Nextel Communications, Inc., Zero Coupon, Step-up, due 02/15/08	160,000	117,200
Nextel International, Inc., Zero Coupon, Step-up, due 04/15/08	70,000	45,500
Rural Cellular Corp., Series B, 9.625%, due 05/15/08	65,000	63,050
Triton PCS, Inc., Zero Coupon, Step-up, due 05/01/08	50,000	36,250
VoiceStream Wireless Corp., 10.375%, due 11/15/09	20,000	20,700
Western Wireless Corp., 10.500%, due 02/01/07	50,000	51,000
		601,132
Telecommunications – Wireline–4.97%		
Allegiance Telecom, Inc., Series B, Zero Coupon, Step-up, due 02/15/08	75,000	54,375
Allegiance Telecom, Inc., 12.875%, due 05/15/08	85,000	92,013
Focal Communications Corp., Series B, Zero Coupon, Step-up, due 02/15/08	35,000	23,625
Focal Communications Corp., Series 144A, 11.875%, due 01/15/10	65,000	65,325
GT Group Telecom, Inc., UNIT, Zero Coupon, Step-up, due 02/01/10	100,000	55,500
ICG Holdings, Inc., Zero Coupon, Step-up, due 05/01/06	60,000	49,650
MJD Communications, Inc., Series B, 9.500%, due 05/01/08	45,000	40,050
NorthPoint Communications Group, Inc., Series 144A, 12.875%, due 02/15/10	35,000	25,200
Time Warner Telecom, LLC, 9.750%, due 07/15/08	55,000	53,213
Viatel, Inc., 11.250%, due 04/15/08	55,000	40,700
Viatel, Inc., Zero Coupon, Step-up, due 04/15/08	85,000	38,250
		537,901

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

CORPORATE BONDS—CONTINUED

Company	Principal Value	Market Value
Textiles & Apparel–0.50%		
J. Crew Operating Corp., 10.375%, due 10/15/07	$ 55,000	$ 45,100
J. Crew Group, Series B, Zero Coupon, Step-up, due 10/15/08	15,000	8,138
		53,238
Transportation–0.64%		
GulfMark Offshore, Inc., 8.750%, due 06/01/08	75,000	69,563
TOTAL CORPORATE BONDS (Cost $9,398,219)		8,521,238

FOREIGN BONDS—14.00%

Company	Principal Value	Market Value
Aerospace & Defense–0.34%		
Satelites Mexicanos, S.A., de CV, Series B, 10.125%, due 11/01/04	55,000	36,850
Beverages–0.15%		
Fage Dairy Industries, SA, 9.000%, due 02/01/07	20,000	16,000
Broadcasting–2.65%		
Callahan Nordrhein-Westfalen, Series 144A, 14.000%, due 07/15/10	60,000	60,000
TeleWest Communications, PLC, 9.625%, due 10/01/06	45,000	42,075
Telewest Communications, PLC, Zero Coupon, Step-up, due 10/01/07	25,000	23,688
Telewest Communications, PLC, Series 144A, 9.875%, due 02/01/10	10,000	9,300
Telewest Communications, PLC, Series 144A, Zero Coupon, Step-up, due 02/01/10	50,000	26,750
United Pan-Europe Communications, N.V., Series B, 10.875%, due 08/01/09	100,000	87,000
United Pan-Europe Communications, N.V., Series B, 11.250%, due 02/01/10	40,000	35,600
		284,413

FOREIGN BONDS—CONTINUED

Company	Principal Value	Market Value
Chemicals–0.17%		
PCI Chemicals Canada, Inc., 9.250%, due 10/15/07	$ 30,000	$ 18,600
Financial Services–0.92%		
Ono Finance, PLC, UNIT, 13.000%, due 05/01/09	105,000	99,225
Insurance–0.62%		
Willis Corroon Corp., 9.000%, due 02/01/09	80,000	67,200
Lodging–0.45%		
Prime Hospitality Corp., Series B, 9.750%, due 04/01/07	50,000	48,250
Mining & Metals – Ferrous & Nonferrous–0.48%		
Russel Metals, Inc., UNIT, 10.000%, due 06/01/09	55,000	52,319
Telecommunications – Equipment & Services–0.50%		
Energis, PLC, 9.750%, due 06/15/09	55,000	53,900
Telecommunications – Integrated–0.30%		
Jazztel, PLC, 14.000%, due 04/01/09	35,000	31,850
Telecommunications – Wireless–1.38%		
Dolphin Telecom, PLC, Zero Coupon, Step-up, due 06/01/08	100,000	37,500
Dolphin Telecom, PLC, Series B, Zero Coupon, Step-up, due 05/15/09	25,000	8,750
Millicom International Cellular, S.A., Zero Coupon, Step-up, due 06/01/06	85,000	72,250
PTC International Finance II, SA, 11.250%, due 02/01/09	30,000	30,450
		148,950

See notes to financial statements.

HIGH YIELD BOND PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)–CONTINUED

FOREIGN BONDS—CONTINUED

Company	Principal Value	Market Value
Telecommunications – Wireline–6.04%		
360 Networks, Inc., 13.000%, due 07/15/07	$ 20,000	$ 20,175
Comple Tel Europe, N.V., Series B, Zero Coupon, Step-up due 02/15/09	50,000	25,000
Colt Telecom Group, PLC, Zero Coupon, Step-up, due 12/15/06	135,000	118,969
Esat Telecom Group, PLC, Series B, 11.875%, due 12/01/08	100,000	117,750
Esprit Telecom Group, PLC, 10.875%, due 06/15/08	50,000	34,000
Hermes Europe Railtel, B.V., 10.375%, due 01/15/09	75,000	61,125
MetroNet Communications Corp., Zero Coupon, Step-up, due 11/01/07	25,000	21,958
Tele1 Europe, B.V., 13.000%, due 05/15/09	100,000	101,500
Versatel Telecom, B.V., 13.250%, due 05/15/08	80,000	81,400
Worldwide Fiber, Inc., 12.000%, due 8/01/09	75,000	70,875
		652,752
TOTAL FOREIGN BONDS (Cost $1,640,251)		1,510,309
TOTAL INVESTMENTS (Cost $11,283,653)	96.22%	10,389,908
Other assets, less liabilities	3.78	404,034
TOTAL NET ASSETS	100.00%	$ 10,793,942

See notes to financial statements.

MONEY MARKET PORTFOLIO

"While the Fed refrained from raising interest rates during its last meeting, we don't believe the possibility of future interest rates hikes can be ruled out."

—Jean O. Alessandro, Portfolio Manager—

JEAN O. ALESSANDRO

- Joined MFS in 1986
- Assistant Vice President of MFS Investment Management
- Bachelors degree from the University of Connecticut

INCEPTION DATE
August 1, 1985

FUND MANAGER
Massachusetts Financial Services Company

INVESTMENT OBJECTIVE AND STRATEGY
To achieve the highest possible current income, consistent with preservation of capital and maintenance of liquidity.

NET ASSETS AS OF 6/30/00
$30,447,742

NUMBER OF HOLDINGS
24

DOLLAR WEIGHTED AVERAGE MATURITY
30.6 days

MONEY MARKET PORTFOLIO



Short-Term Obligations-98.45%

Cash-1.55%

PORTFOLIO QUALITY	PERCENT OF PORTFOLIO‡
AAA	100.00%

‡Represents market value of
investments plus cash.

The Portfolio seeks as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing in short-term money market securities issued or guaranteed by the U.S. Treasury, its agencies, or instrumentalities of the U.S. government, as well as in the highest-quality corporate and bank issues, in order to minimize credit risk.

Despite some signs of moderating economic growth in the second quarter of 2000, the U.S. economy continued to grow steadily and unemployment fell to 30-year lows. Historically, these conditions have caused inflation to accelerate, and the Federal Reserve Board (the Fed) moved to contain the inflationary pressures that usually accompany this backdrop.

While the Fed refrained from raising interest rates during its last meeting, we don't believe the possibility of future interest rates hikes can be ruled out. Current consensus is that the Federal Reserve will raise the discount and Fed funds rate at least 0.25 basis points. The range of estimates is for a 0.25 basis points increase to a 0.50 basis points increase by year-end. This increase will most likely come at the end of August with some analysts predicting another increase of 0.25 basis points in December. The Federal Reserve has raised rates three times already this year for a total increase of 100 basis points.

We continue to limit the Portfolio's investments to securities issued or guaranteed by the U.S. Treasury, agencies, or instrumentalities of the U.S. government, as well as to the highest quality corporate and bank issues, in order to provide maximum security against credit risk. On June 30, 2000, approximately 35% of the portfolio was invested in high-quality commercial paper, with the balance invested in U.S. government or government-guaranteed issues.

An investment in the Money Market Portfolio is neither insured nor guaranteed by the FDIC or any other U.S. Government agency.

MONEY MARKET PORTFOLIO

FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

FINANCIAL HIGHLIGHTS

	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997	Year Ended December 31, 1996	Year Ended December 31, 1995
Net asset value, beginning of period	$ 10.85	$ 10.37	$ 10.23	$ 10.25	$ 10.27	$ 10.25
Income From Investment Operations						
Net investment income	0.32	0.44	0.35	0.52	0.50	0.50
Net gains and losses on securities (both realized and unrealized)	(0.04)	0.04	0.14	(0.02)	(0.02)	0.02
Total from investment operations	0.28	0.48	0.49	0.50	0.48	0.52
Less Distributions to Shareholders						
Dividends from net investment income	(0.32)		(0.35)	(0.52)	(0.50)	(0.50)
Dividends in excess of net investment income	(0.22)					
Distributions from capital gains						
Distributions in excess of capital gains						
Returns of capital						
Total distributions	(0.54)	0.00	(0.35)	(0.52)	(0.50)	(0.50)
Net asset value, end of period	$ 10.59	$ 10.85	$ 10.37	$ 10.23	$ 10.25	$ 10.27
Total Return (A)	2.76%	4.57%	4.86%	4.86%	4.65%	5.06%
Ratios to Average Net Assets: (B)						
Expenses	0.57%	0.60%	0.64%	0.60%	0.62%	0.63%
Net investment income	5.45%	4.46%	4.74%	4.74%	4.54%	4.89%
Portfolio Turnover Rate (C)	N/A	N/A	N/A	N/A	N/A	N/A
Net Assets, At End of Period	$30,447,742	$36,381,953	$24,416,645	$9,435,454	$7,896,257	$8,312,676

(A) Total return assumes reinvestment of all dividends during the period and does not reflect deduction of account fees and charges that apply to the separate account or related insurance policies. Investment returns and principal values will fluctuate and shares, when redeemed, may be worth more or less than the original cost. Total return figures for periods of less than one year have not been annualized.

(B) Per share data and ratios are calculated on an annualized basis.

(C) There were no purchases and/or sales of securities other than short term obligations during the period. Therefore, the portfolio turnover rate has not been calculated.

MONEY MARKET PORTFOLIO

SCHEDULE OF PORTFOLIO INVESTMENTS AS OF JUNE 30, 2000 (UNAUDITED)

SHORT-TERM OBLIGATIONS—99.78%

Company	Principal Value	Market Value
Aerospace & Defense–3.27%		
United Technologies Corp., 6.570%, due 07/28/00	$1,000,000	$ 995,073
Agricultural Operations–2.78%		
Archer-Daniels-Midland Co., 6.550%, due 07/21/00	850,000	846,907
Financial Services–22.89%		
American Express Co., 6.480%, due 07/06/00	1,000,000	999,100
Bell Atlantic Network Funding, 6.550%, due 08/16/00	1,000,000	991,631
Ford Motor Credit Co., 6.480%, due 07/10/00	1,000,000	998,380
Gannett Co., Inc., 6.550%, due 07/20/00	1,000,000	996,543
International Business Machine Corp., 6.510%, 07/12/00	1,000,000	998,011
McGraw-Hill Companies Inc., The, 6.530%, due 08/08/00	1,000,000	993,107
Morgan Stanley Dean Witter & Co., 6.090%, due 08/28/00	1,000,000	989,318
		6,966,090
Government Agency–64.32%		
Federal Home Loan Bank, 6.480%, due 07/03/00	1,700,000	1,699,388
Federal Home Loan Bank, 6.460%, due 09/05/00	1,395,000	1,378,955
Federal Home Loan Bank, 6.460%, due 09/08/00	1,000,000	987,959
Federal Farm Credit Bank, 6.420%, due 09/13/00	1,500,000	1,480,590
Federal Home Loan Mortgage Corp., 6.360%, due 07/05/00	3,800,000	3,797,292
Federal Home Loan Mortgage Corp., 6.410%, due 07/18/00	1,300,000	1,296,065

SHORT-TERM OBLIGATIONS—CONTINUED

Company	Principal Value	Market Value
Government Agency–Continued		
Federal Home Loan Mortgage Corp., 6.450%, due 08/10/00	$1,000,000	$ 992,833
Federal Home Loan Mortgage Corp., 6.420%, due 08/15/00	1,500,000	1,487,963
Federal National Mortgage Association, 6.440%, due 07/07/00	1,200,000	1,196,565
Federal National Mortgage Association, 6.370%, due 07/11/00	1,000,000	998,230
Federal National Mortgage Association, 6.400%, due 07/19/00	1,500,000	1,495,200
Federal National Mortgage Association, 6.420%, due 08/03/00	1,000,000	994,115
Federal National Mortgage Association, 6.510%, due 08/24/00	1,800,000	1,782,495
		19,587,650
Oil & Gas Services & Equipment–3.24%		
Halliburton Co., 6.560%, due 09/18/00	1,000,000	985,684
Telecommunications – Integrated–3.28%		
SBC Communications, Inc., 6.460%, due 07/07/00	1,000,000	998,923
TOTAL SHORT-TERM OBLIGATIONS (Cost $30,379,045)		30,380,327

TOTAL INVESTMENTS (Cost $30,379,045)		99.78%	30,380,327
Other assets, less liabilities		0.22	67,415
TOTAL NET ASSETS		100.00%	$ 30,447,742

See notes to financial statements.

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STATEMENT OF ASSETS AND LIABILITIES

June 30, 2000 (Unaudited)

	International Equity Portfolio	World Growth Stock Portfolio	Global Hard Assets Portfolio	Emerging Growth Portfolio	Capital Growth Portfolio
Assets					
Investments, at cost-see accompanying portfolios	$37,237,756	$112,492,587	$5,771,697	$151,105,970	$230,725,275
Investments, at market value (Notes B and C)	$40,550,914	$133,556,137	$5,865,865	$205,074,465	$401,421,191
Cash	1,905,985	3,775,559	60,480	29,547	12,036,924
Accrued investment income	107,982	617,634	14,916	48,174	52,021
Receivable for portfolio securities sold		160,079	172,821	8,835,540	
Receivable for foreign currency contracts				1,570	
Receivable for daily variation on futures contracts					
Other assets			2,384		
Total Assets	42,564,881	138,109,409	6,116,466	213,989,296	413,510,136
Liabilities					
Payable for portfolio securities purchased	420,843		256,085	8,983,432	
Payable for foreign currency contracts					
Accrued investment advisory fees (Note D)	34,930	83,763	3,931	131,730	327,965
Accrued expenses	6,561	5,955	980	11,782	19,391
Other liabilities			2,384		
Total Liabilities	462,334	89,718	263,380	9,126,944	347,356
NET ASSETS	$42,102,547	$138,019,691	$5,853,086	$204,862,352	$413,162,780
Net Assets Consist of:					
Par value	$ 30,016	$ 52,223	$ 6,535	$ 56,048	$ 102,697
Capital paid in	37,537,755	101,439,334	9,490,642	119,345,462	230,464,177
Undistributed net investment income (loss)	(65,974)	1,004,659	46,938	(389,262)	(1,302,428)
Accumulated net realized gain (loss)	1,280,948	14,436,761	(3,785,176)	31,883,320	13,202,418
Net unrealized gain (loss) on investments	3,313,158	21,063,550	94,168	53,968,495	170,695,916
Net unrealized loss on futures contracts					
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	6,644	23,164	(21)	(1,711)	
NET ASSETS	$42,102,547	$138,019,691	$5,853,086	$204,862,352	$413,162,780
Shares of common stock outstanding ($0.01 par value, 1,000,000,000 shares authorized)	3,001,565	5,222,301	653,551	5,604,906	10,269,738
Net asset value, offering & redemption price per share	$ 14.03	$ 26.43	$ 8.96	$ 36.55	$ 40.23

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

Small Company Portfolio	Growth Portfolio	S&P 500 Index Portfolio	Value Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Money Market Portfolio
$80,684,554	$53,218,752	$173,398,578	$70,681,307	$47,482,914	$11,283,653	$30,379,045
$81,226,211	$66,146,689	$173,697,002	$70,445,357	$52,813,087	$10,389,908	$30,380,327
3,729,609	6,738,891	5,942,266	5,933,206	5,165,582	237,461	478,707
18,409	28,385	174,725	169,252	493,844	228,502	624
36,179	2,381,713	911,695	3,422,990	569,434	58,093	2,900,000
				151		
		42,290				
85,010,408	75,295,678	180,767,978	79,970,805	59,042,098	10,913,964	33,759,658
4,648	1,326,731	476,429	2,006,477	182,403	110,000	3,298,802
					116	
50,846	43,014	35,380	49,949	35,740	6,762	12,340
2,816	3,416	2,355	7,312	2,366	3,144	774
58,310	1,373,161	514,164	2,063,738	220,509	120,022	3,311,916
$84,952,098	$73,922,517	$180,253,814	$77,907,067	$58,821,589	$10,793,942	$30,447,742
$ 52,797	$ 30,783	$ 179,741	$ 44,725	$ 40,734	$ 11,796	$ 28,738
86,794,787	56,086,925	179,563,575	76,771,546	50,359,047	11,768,824	29,588,725
(230,012)	(97,074)	315,597	454,596	786,812	446,810	830,263
(2,207,131)	4,973,946	(523)	872,150	2,304,842	(539,642)	(1,266)
541,657	12,927,937	298,424	(235,950)	5,330,173	(893,745)	1,282
		(103,000)				
				(19)	(101)	
$84,952,098	$73,922,517	$180,253,814	$77,907,067	$58,821,589	$10,793,942	$30,447,742
5,279,685	3,078,374	17,974,073	4,472,556	4,073,339	1,179,585	2,873,801
$ 16.09	$ 24.01	$ 10.03	$ 17.42	$ 14.44	$ 9.15	$ 10.59

STATEMENT OF OPERATIONS

For the Period Ended June 30, 2000 (Unaudited)

	International Equity Portfolio	World Growth Stock Portfolio	Global Hard Assets Portfolio	Emerging Growth Portfolio	Capital Growth Portfolio
Investment Income					
Income					
Interest	$ 32,207	$ 66,968	$ 13,404	$ 414,171	$ 220,104
Dividends	272,076	1,998,907	71,535	138,136	613,366
Foreign taxes withheld	(18,755)	(161,423)	(3,179)	(9,471)	(28,379)
Total investment income	285,528	1,904,452	81,760	542,836	805,091
Expenses:					
Advisory fees (Note D)	195,856	497,968	21,283	790,413	1,989,913
Custodian fees	21,567	34,184	5,581	43,663	1,999
Shareholder reports	7,498	22,312	948	33,209	74,588
Professional fees	2,145	7,319	311	10,927	23,502
Insurance expense	118	404	17	601	1,619
Directors fees	437	1,493	64	2,210	4,705
Security valuation	5,092	7,857	3,269	6,822	1,296
Miscellaneous expenses	966	3,291	140	4,902	9,897
Gross expenses	233,679	574,828	31,613	892,747	2,107,519
Expenses paid by JPIA (Note D)					
Total net expenses	233,679	574,828	31,613	892,747	2,107,519
Net investment income (loss)	51,849	1,329,624	50,147	(349,911)	(1,302,428)
Realized and Unrealized Gain (Loss) on Investments and Foreign Currency					
Net realized gain (loss) on investments	1,399,107	14,436,761	42,738	32,229,907	13,212,517
Net realized gain on futures contracts					
Net realized gain (loss) from foreign currency transactions	(91,704)	(128,529)	(2,640)	(2,918)	
Net unrealized gain (loss) on investments	(3,834,271)	(10,114,208)	(17,364)	(36,124,377)	13,879,340
Net unrealized loss on futures contracts					
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	6,848	42,843	(12)	(4,058)	
Net realized and unrealized gain (loss) on investments and foreign currency	(2,520,020)	4,236,867	22,722	(3,901,446)	27,091,857
Net increase (decrease) in net assets resulting from operations	$ (2,468,171)	$ 5,566,491	$ 72,869	$ (4,251,357)	$ 25,789,429

See notes to financial statements.

STATEMENT OF OPERATIONS

	Small Company Portfolio	Growth Portfolio	S&P 500 Index Portfolio	Value Portfolio	Balanced Portfolio	High Yield Bond Portfolio	Money Market Portfolio
	$ 78,316	$ 137,021	$ 39,068	$ 111,958	$ 931,366	$ 502,406	$ 917,306
	58,248	32,544	362,181	659,188	99,624	6,304	
			(478)	(4,828)	(4,847)	(2,363)	
	136,564	169,087	396,421	766,299	1,028,627	508,710	917,306
	329,775	233,049	69,278	281,340	175,985	40,356	76,179
	10,030	14,239	7,084	4,697	7,131	7,345	2,487
	14,894	10,229	7,989	14,752	9,245	1,805	5,153
	4,886	3,384	3,502	4,791	3,035	592	1,685
	269	240	483	339	215	33	119
	990	682	587	991	618	121	344
	5,121	2,872	4,098	2,723	4,444	12,561	345
	2,190	1,466	3,938	2,070	1,317	266	731
	368,155	266,161	96,959	311,703	201,990	63,079	87,043
			(16,135)				
	368,155	266,161	80,824	311,703	201,990	63,079	87,043
	(231,591)	(97,074)	315,597	454,596	826,637	445,631	830,263
	1,746,644	5,132,010	(39,388)	1,010,666	2,312,294	(112,820)	(68)
			38,865				
					(9,204)	1,179	
	(11,543,669)	(1,589,856)	298,424	(3,022,952)	(2,162,723)	(378,907)	(40)
			(103,000)				
					(2,222)	(101)	
	(9,797,025)	3,542,154	194,901	(2,012,286)	138,145	(490,649)	(108)
	$(10,028,616)	$ 3,445,080	$ 510,498	$ (1,557,690)	$ 964,782	$ (45,018)	$ 830,155

STATEMENT OF CHANGES IN NET ASSETS

	International Equity Portfolio		World Growth Stock Portfolio		Global Hard Assets Portfolio	
	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999
Increase (decrease) in net assets:						
Net investment income (loss)	$ 51,849	$ (12,916)	$ 1,329,624	$ 2,119,222	$ 50,147	$ 87,486
Net realized gain (loss) on security transactions	1,399,107	2,863,886	14,436,761	2,002,877	42,738	(106,911)
Net realized gain (loss) from foreign currency transactions	(91,704)	(41,980)	(128,529)	(65,980)	(2,640)	(8,795)
Net unrealized gain (loss) on investments	(3,834,271)	5,181,215	(10,114,208)	19,470,411	(17,364)	758,154
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency	6,848	41,176	42,843	(25,501)	(12)	338
Net increase (decrease) in net assets resulting from operations	(2,468,171)	8,031,381	5,566,491	23,501,029	72,869	730,272
Distribution to shareholders from net investment income			(1,814,768)	(369,547)	(69,014)	(5,738)
Distribution to shareholders from capital gains	(2,889,915)		(1,975,834)	(1,361,644)		
Increase (decrease) in net assets derived from shareholder transactions (Note E)	11,820,252	11,032,719	3,216,794	359,867	324,505	466,529
Net increase (decrease) in net assets	6,462,166	19,064,100	4,992,683	22,129,705	328,360	1,191,063
NET ASSETS:						
Beginning of Period	35,640,381	16,576,281	133,027,008	110,897,303	5,524,726	4,333,663
End of Period	$42,102,547	$35,640,381	$138,019,691	$133,027,008	$5,853,086	$5,524,726
Undistributed net investment income (loss)	$ (65,974)	$ (26,119)	$ 1,004,659	$ 1,618,332	$ 46,938	$ 68,445

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Emerging Growth Portfolio		Capital Growth Portfolio		Small Company Portfolio	
	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999
	$ (349,911)	$ (484,703)	$ (1,302,428)	$ (1,097,039)	$ (231,591)	$ (110,303)
	32,229,907	19,583,258	13,212,517	17,603,105	1,746,644	(4,075,104)
	(2,918)	(53,344)				
	(36,124,377)	60,477,704	13,879,340	90,958,724	(11,543,669)	15,549,849
	(4,058)	2,366		(74)		
	(4,251,357)	79,525,281	25,789,429	107,464,716	(10,028,616)	11,364,442
						(104,318)
	(18,808,455)		(17,514,623)	(6,500,203)		(1,941,991)
	38,449,216	14,152,290	39,023,575	66,897,435	1,989,175	5,329,758
	15,389,404	93,677,571	47,298,381	167,861,948	(8,039,441)	14,647,891
	189,472,948	95,795,377	365,864,399	198,002,451	92,991,539	78,343,648
	$204,862,352	$189,472,948	$413,162,780	$365,864,399	$84,952,098	$92,991,539
	$ (389,262)	$ (36,433)	$ (1,302,428)	$ 0	$ (230,012)	$ 1,579

STATEMENT OF CHANGES IN NET ASSETS

	Growth Portfolio		S&P 500 Index Portfolio	Value Portfolio	
	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Period from May 1, 2000 through June 30, 2000	(Unaudited) Six Months Ended June 31, 1999	Year Ended December 31, 1999
Increase (decrease) in net assets:					
Net investment income (loss)	$ (97,074)	$ (108,379)	$ 315,597	$ 454,596	$ 650,206
Net realized gain (loss) on security transactions	5,132,010	4,619,061	(39,388)	1,010,666	7,959,217
Net realized gain on futures contracts			38,865		
Net realized gain (loss) from foreign currency transactions					
Net unrealized gain (loss) on investments	(1,589,856)	12,117,757	298,424	(3,022,952)	(4,805,279)
Net unrealized loss on futures contracts			(103,000)		
Net unrealized gain (loss) on translation of assets and liabilities in foreign currency					
Net increase (decrease) in net assets resulting from operations	3,445,080	16,628,439	510,498	(1,557,690)	3,804,144
Distribution to shareholders from net investment income				(648,155)	
Distribution to shareholders from capital gains	(4,572,296)	(165,744)		(8,077,932)	(517,197)
Increase (decrease) in net assets derived from shareholder transactions (Note E)	30,715,513	16,327,783	179,743,316	11,766,670	7,827,697
Net increase (decrease) in net assets	29,588,297	32,790,478	180,253,814	1,482,893	11,114,644
NET ASSETS:					
Beginning of Period	44,334,220	11,543,742	0	76,424,174	65,309,530
End of Period	$73,922,517	$44,334,220	$180,253,814	$77,907,067	$76,424,174
Undistributed net investment income (loss)	$ (97,074)	$ 0	$ 315,597	$ 454,596	$ 648,155

STATEMENT OF CHANGES IN NET ASSETS

	Balanced Portfolio		High Yield Bond Portfolio		Money Market Portfolio	
	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999	(Unaudited) Six Months Ended June 30, 2000	Year Ended December 31, 1999
	$ 826,637	$1,088,188	$ 445,631	$ 771,576	$ 830,263	$1,459,257
	2,312,294	3,234,523	(112,820)	(240,738)	(68)	(307)
	(9,204)	7,471	1,179	(25)		
	(2,162,723)	5,096,361	(378,907)	(94,693)	(40)	3,884
	(2,222)	(4,667)	(101)			
	964,782	9,421,876	(45,018)	436,120	830,155	1,462,834
	(1,118,262)	(7,596)		(771,551)	(1,459,257)	
	(2,957,773)	(703,150)				
	8,619,424	9,488,534	1,437,146	1,768,402	(5,305,109)	10,502,474
	5,508,171	18,199,664	1,392,128	1,432,971	(5,934,211)	11,965,308
	53,313,418	35,113,754	9,401,814	7,968,843	36,381,953	24,416,645
	$58,821,589	$53,313,418	$10,793,942	$9,401,814	$30,447,742	$36,381,953
	$ 786,812	$ 1,087,641	$ 446,810	$ 0	$ 830,263	$ 1,459,257

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

NOTE A—ORGANIZATION

Jefferson Pilot Variable Fund, Inc. (the "Company") is a diversified open-end series management investment company registered under the Investment Company Act of 1940, as amended. The Company was incorporated under the laws of the State of Maryland on October 19, 1984 for the purpose of funding flexible premium variable life insurance policies and variable annuity contracts issued by Jefferson Pilot Financial Insurance Company and its affiliates. The Company is composed of twelve separate portfolios (the "Portfolios"): the International Equity Portfolio, the World Growth Stock Portfolio, the Global Hard Assets Portfolio, the Emerging Growth Portfolio, the Capital Growth Portfolio, the Small Company Portfolio, the Growth Portfolio, the S&P 500 Index Portfolio, the Value Portfolio, the Balanced Portfolio, the High Yield Bond Portfolio, and the Money Market Portfolio.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the Company:

Valuation of Investments: Investment securities are valued at the closing sales price on the exchange on which such securities are principally traded; securities traded in the over-the-counter market and securities traded on a national exchange for which no sales took place on the day of valuation are valued at the bid price at the close of trading. Quotations for foreign securities are in United States dollars and, accordingly, unrealized gains and losses on these securities reflect all foreign exchange fluctuations. Restricted securities are valued at fair value as determined in good faith by the Board of Directors. Short-term debt instruments with a remaining maturity of 60 days or less are valued at amortized cost, which approximates market value.

Investment Security Transactions: Investment security transactions are recorded as of the trade date, the date the order to buy or sell is executed. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Distributions to Shareholders: Distributions to shareholders from ordinary income and net realized capital gains are declared and distributed at least once annually. Distributions to shareholders are recorded on the ex-dividend date.

The Company distinguishes between dividends on a tax basis and a financial reporting basis and only distributions in excess of tax basis earnings and profits are reported in the financial statements as a return of capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits which result in temporary over-distributions for financial statement purposes are classified as dividends in excess of net investment income or accumulated net realized gains.

Foreign Currency Transactions: Certain Portfolios may engage in portfolio transactions that are denominated in foreign currency. All related receivables and payables are marked to market daily based on the most recent exchange rates listed at the close of the New York Stock Exchange.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

The Portfolios do not isolate the portion of the operating results due to changes in foreign exchange rates on investments from the fluctuations arising from changes in the market value of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign currency gains and losses arise from the fluctuation of exchange rates between trade date and settlement date on security transactions and from the difference between accrual date and payment date on accrued investment income. Net unrealized foreign exchange gains and losses are related to the fluctuation of exchange rates on the payables and receivables for securities and accrued investment income at June 30, 2000.

The Portfolios may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified currency relative to the U.S. dollar. The market value of the contract will fluctuate with changes in the currency exchange rates. Contracts are valued daily and the changes in the market values are recorded by the Portfolios as unrealized appreciation or depreciation of foreign currency translations. At June 30, 2000, the Emerging Growth Portfolio, Balanced Portfolio and High Yield Bond Portfolio had the following open forward foreign currency contracts:

Contracts Sold	Settlement Date	Contracts to Deliver	Proceeds	U.S. Dollar Value at 06/30/00	Unrealized Appreciation (Depreciation)
Emerging Growth Portfolio					
Great British pounds	07/06/00	392,915	$596,445	$594,875	$ 1,570
Balanced Portfolio					
Great British pounds	07/05/00	62,722	94,831	94,962	$ (131)
Great British pounds	07/06/00	67,636	102,683	102,401	282
					$ 151
High Yield Bond Portfolio					
Euro dollars	09/13/00	25,000	23,960	24,076	$ (116)

Futures Contracts: The Portfolios (excluding World Growth Stock and Money Market Portfolios) may enter into futures contracts in order to manage exposure to changes in market conditions which may be more efficient or cost effective than trading the underlying securities. A futures contract is an agreement to buy or sell a security at a set price on a future date and is exchange traded. Upon entering into a futures contract, each Portfolio is required to deposit either cash or securities of up to 5% of the contract value as collateral ("initial margin"). Subsequent payments ("variation margin") are made or received, daily, by the Portfolios. The variation margin is equal to the daily change in the contract value and is recorded to the

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

Portfolios as an unrealized gain or loss. The risks of entering into futures contracts include the possibility that the change in the value of the contract may not correlate with changes in the underlying securities and that the market for the futures contract may be illiquid.

As of June 30, 2000, the Portfolios held the following futures contracts:

Contracts Purchased	Expiration Date	Number of Contracts	Market Value 06/30/00	Unrealized Depreciation
S&P 500 Index Portfolio				
S&P 500 Stock Index Contracts	9/15/00	18	$6,239,425	$(103,000)

Federal Income Taxes: Each Portfolio intends to qualify as a regulated investment company by complying with the requirements of the Internal Revenue Code applicable to regulated investment companies, and by distributing all of its ordinary income and net realized capital gains. Therefore, no Federal tax provision is required.

Foreign taxes withheld represents amounts withheld by foreign tax authorities, net of refunds recoverable.

NOTE C—INVESTMENTS

Net realized gains and losses on investment securities sold are determined by using the first-in, first-out method.

At June 30, 2000, gross unrealized gains and losses were as follows:

Portfolio	Gains	Losses	Gain (Loss)
International Equity Portfolio	$ 5,286,003	$ 1,972,845	$ 3,313,158
World Growth Stock Portfolio	31,907,246	10,843,696	21,063,550
Global Hard Assets Portfolio	706,790	612,622	94,168
Emerging Growth Portfolio	60,190,036	6,221,541	53,968,495
Capital Growth Portfolio	178,095,829	7,399,913	170,695,916
Small Company Portfolio	19,457,078	18,915,421	541,657
Growth Portfolio	13,644,664	716,727	12,927,937
S&P 500 Index Portfolio	9,610,200	9,311,776	298,424
Value Portfolio	6,778,624	7,014,574	(235,950)
Balanced Portfolio	6,580,533	1,250,360	5,330,173
High Yield Bond Portfolio	206,021	1,099,766	(893,745)
Money Market Portfolio	1,282	0	1,282

At June 30, 2000, the International Equity and World Growth Stock Portfolios had unrealized foreign currency gains of $6,644, and $23,164, respectively. The Global Hard Assets, Emerging Growth, Balanced, and High Yield Bond Portfolios had unrealized foreign currency losses of $21, $1,711, $19, and $101, respectively.

At December 31, 1999, the following Portfolios had accumulated realized capital losses, for Federal income tax purposes, which are available to be used to offset future

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

realized capital gains: the Global Hard Assets Portfolio had $3,748,893 of which $168,664 expires in 2007, $3,350,893 expires in 2006, and $229,336 expires in 2005; Small Company Portfolio had $3,929,985 which expires in 2007, High Yield Bond Portfolio had $389,261 of which $261,114 expires in 2007 and $128,147 expires in 2006; Money Market Portfolio had $1,197 of which $339 expires in 2007, $400 expires in 2002, $391 expires in 2004, and $67 expires in 2005.

In addition, during the period from November 1, 1999 through December 31, 1999, the International Equity and Emerging Growth Portfolios incurred foreign currency losses of $26,119 and $36,711, respectively. The Global Hard Assets and High Yield Bond Portfolios incurred capital losses of $8,393 and $29,028, respectively. These losses are treated for Federal income tax purposes as if they occurred on January 1, 2000. Accordingly, during 1999 these Portfolios may have made distributions, as required by Internal Revenue Code Regulations, in excess of amounts recognized for financial reporting purposes.

Purchases and sales of investment securities for the period ended June 30, 2000, other than short-term obligations, were as follows:

Portfolio	Cost of Investment Securities Purchased	Proceeds from Investment Securities Sold
International Equity Portfolio	$ 27,715,189	$ 19,207,573
World Growth Stock Portfolio	45,566,936	45,115,609
Global Hard Assets Portfolio	3,020,760	2,691,557
Emerging Growth Portfolio	204,111,513	189,477,634
Capital Growth Portfolio	45,821,380	29,541,190
Small Company Portfolio	31,210,356	28,154,836
Growth Portfolio	119,468,970	98,941,018
S&P 500 Index Portfolio	176,141,469	3,058,892
Value Portfolio	28,354,149	26,134,763
Balanced Portfolio	21,263,191	19,949,759
High Yield Bond Portfolio	3,333,279	2,114,046

NOTE D—INVESTMENT ADVISORY FEES AND OTHER AFFILIATED TRANSACTIONS

The Company has entered into an investment management agreement with Jefferson Pilot Investment Advisory Corporation, "JPIA", a wholly-owned subsidiary of Jefferson-Pilot Corporation. Under the agreement, JPIA provides investment management and certain administrative services for the Company. JPIA has, in turn, retained Lombard Odier International Portfolio Management Limited to provide investment advisory services for the International Equity Portfolio; Templeton Global Advisors Limited to provide investment advisory services for the World Growth Stock Portfolio; Van Eck Associates Corporation to provide investment advisory services for the Global Hard Assets Portfolio; Lord, Abbett & Company to provide investment advisory services for the Small Company Portfolio; Strong Capital Management, Inc. to provide investment advisory services for the Growth Portfolio; Barclays Global

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

Fund Advisors to provide investment advisory services for the S&P 500 Index Portfolio; Credit Suisse Asset Management, LLC, to provide investment advisory services for the Value Portfolio; Janus Capital Corporation to provide investment advisory services for the Capital Growth and Balanced Portfolios; and Massachusetts Financial Services Company to provide investment advisory services for the Emerging Growth, High Yield Bond and Money Market Portfolios. For its investment management and administrative services, JPIA is paid an annual fee through a daily charge based on a percentage of the average daily net asset value of each Portfolio as shown below:

Portfolio	First $200 Million	Next $1.10 Billion	Over $1.30 Billion
International Equity Portfolio	1.00%	1.00%	1.00%
World Growth Stock Portfolio	.75%	.70%	.65%
Global Hard Assets Portfolio	.75%	.70%	.65%
Emerging Growth Portfolio	.80%	.75%	.70%
Capital Growth Portfolio	1.00%	.95%	.90%
Small Company Portfolio	.75%	.70%	.65%
Growth Portfolio	.75%	.75%	.75%
S&P 500 Index Portfolio	.24%	.24%	.24%
Value Portfolio	.75%	.70%	.65%
Balanced Portfolio	.75%	.70%	.65%
High Yield Bond Portfolio	.75%	.75%	.75%
Money Market Portfolio	.50%	.45%	.40%

In addition, JPIA has entered into an expense reimbursement plan with the S&P 500 Index Portfolio. Under the Plan, JPIA has agreed to maintain an expense cap which limits the amount of expenses that can be borne by the Portfolio. Accordingly, JPIA will reimburse the Portfolio to the extent that the Portfolio's operating expenses (excluding interest, taxes, brokerage commissions or extraordinary expenses) exceed 0.28% of the Portfolio's average daily net assets.

NOTE E—SHAREHOLDERS' TRANSACTIONS

Following is a summary of transactions with shareholders for each Portfolio.

International Equity Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	769,688	$ 11,578,276	1,292,588	$ 17,117,146
Shares issued as reinvestment of dividends	190,037	2,889,915	4,687	56,828
Shares redeemed	(176,066)	(2,647,939)	(446,527)	(6,141,255)
Net increase	783,659	$ 11,820,252	850,748	$ 11,032,719

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

World Growth Stock Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	172,683	$ 4,480,065	276,903	$ 6,365,605
Shares issued as reinvestment of dividends	143,807	3,790,602	428,951	9,394,729
Shares redeemed	(195,667)	(5,053,873)	(667,802)	(15,400,467)
Net increase	120,823	$ 3,216,794	38,052	$ 359,867

Global Hard Assets Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	315,500	$ 2,786,149	558,304	$ 4,852,391
Shares issued as reinvestment of dividends	7,851	69,014	9,544	72,099
Shares redeemed	(284,277)	(2,530,658)	(526,997)	(4,457,961)
Net increase	39,074	$ 324,505	40,851	$ 466,529

Emerging Growth Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	642,556	$ 25,502,160	842,144	$ 22,789,922
Shares issued as reinvestment of dividends	456,374	18,808,455	20,335	468,598
Shares redeemed	(152,303)	(5,861,399)	(361,203)	(9,106,230)
Net increase	946,627	$ 38,449,216	501,276	$ 14,152,290

Capital Growth Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	705,645	$ 28,329,421	1,812,698	$ 55,642,674
Shares issued as reinvestment of dividends	417,542	17,514,623	583,668	16,688,505
Shares redeemed	(171,274)	(6,820,469)	(176,653)	(5,433,744)
Net increase	951,913	$ 39,023,575	2,219,713	$ 66,897,435

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

Small Company Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	292,111	$ 4,856,656	329,975	$ 4,975,909
Shares issued as reinvestment of dividends			617,583	9,761,271
Shares redeemed	(163,026)	(2,867,481)	(619,778)	(9,407,422)
Net increase	129,085	$ 1,989,175	327,780	$ 5,329,758

Growth Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	1,197,366	$ 30,666,424	1,082,322	$ 17,287,033
Shares issued as reinvestment of dividends	172,315	4,572,295	11,575	165,744
Shares redeemed	(187,746)	(4,523,206)	(77,732)	(1,124,994)
Net increase	1,181,935	$ 30,715,513	1,016,165	$ 16,327,783

S & P 500 Index Portfolio

	For the Period from May 1, 2000 through June 30, 2000	
	Shares	Dollars
Shares issued	18,256,042	$182,515,802
Shares issued as reinvestment of dividends		
Shares redeemed	(281,969)	(2,772,486)
Net increase	17,974,073	$179,743,316

Value Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	Dollars	Shares	Dollars
Shares issued	481,588	$ 8,739,794	677,470	$ 13,575,173
Shares issued as reinvestment of dividends	498,718	8,726,087	54,012	1,025,140
Shares redeemed	(316,931)	(5,699,211)	(338,369)	(6,772,616)
Net increase	663,375	$ 11,766,670	393,113	$ 7,827,697

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2000 (UNAUDITED)

Balanced Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	**Dollars**	**Shares**	**Dollars**
Shares issued	399,730	$ 5,912,215	730,355	$ 9,652,134
Shares issued as reinvestment of dividends	273,188	4,076,035	299,519	3,800,882
Shares redeemed	(90,803)	(1,368,826)	(300,362)	(3,964,482)
Net increase	582,115	$ 8,619,424	729,512	$ 9,488,534

High Yield Bond Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	**Dollars**	**Shares**	**Dollars**
Shares issued	230,503	$ 2,114,468	650,374	$ 6,381,383
Shares issued as reinvestment of dividends	83,973	771,551	53,246	505,196
Shares redeemed	(158,158)	(1,448,873)	(520,250)	(5,118,177)
Net increase	156,318	$ 1,437,146	183,370	$ 1,768,402

Money Market Portfolio

	For the Six Months Ended June 30, 2000		Year Ended December 31, 1999	
	Shares	**Dollars**	**Shares**	**Dollars**
Shares issued	2,604,111	$ 27,937,242	4,619,214	$ 48,821,940
Shares issued as reinvestment of dividends	139,702	1,459,257	79,554	825,203
Shares redeemed	(3,224,290)	(34,701,608)	(3,698,386)	(39,144,669)
Net increase (decrease)	(480,477)	$ (5,305,109)	1,000,382	$ 10,502,474

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